Exhibit 99.5

Sun Life

Sun Life Financial Inc.

2021
Annual Report

Sun Life Sun Life Financial Inc. 2021 Annual Report

Table of Contents 02 Financial highlights 03 Message from the Chair 04 Message from the CEO 09 Management’s discussion and analysis 105 Consolidated financial statements and notes 191 Sources of earnings 194 Board of directors and executive team 195 Subsidiaries and associates 201 Major offices 205 Corporate and shareholder information Sustainability and our Client Impact Strategy As a purpose-driven company, we’re here for our Clients through life’s most important moments. Embedding sustainability as a key component of our strategy supports how we deliver meaningful outcomes. We want to help create a brighter future for our Clients, employees, advisors, investors and communities. Visit sunlife.com/sustainability to learn more about our sustainability efforts. Sun Life at a glance We’re driven by our purpose and it’s our people who make us a leading international financial services organization. Sustainable investing - committed to $20 billion in new sustainable investments over the next five years. DE&I commitments - our Diversity, Equity & Inclusion Strategy 2025 outlines our focus areas, our goals, the progress we’re making and our promise to keep pushing for action. Net zero by 2050 - committed to the goal of net-zero greenhouse gas emissions for our investments and operations. Carbon neutral operations - our global business operations are carbon neutral and we continue to reduce greenhouse gas emissions. Front Cover Artwork: Circle of Trust 2020 | Acrylic on Canvas Artist: Jane Waterous Gallery Affiliation: Galerie de Bellefeuille Starting this year, the cover of our Annual Report will feature work from artists who bring forward diverse voices, perspectives and views. The circle is resonant for Sun Life. It’s prominent in our brand, symbolizes our inclusive culture and reminds us of the role we play in our Clients’ lives. Jane Waterous is an internationally renowned artist, focusing on themes of Love, Life, Laughter and Family. 50,000 employees* 27 markets* 11 8,400 advisors* *At the end of 2021. Rounded to the nearest hundred. Represents full-time equivalent employees, temporary employees and employees in Asia joint ventures.

Moments that matter - Micah’s story Dealing with symptoms affecting his nervous system, Micah received a probable diagnosis of multiple sclerosis (MS). He turned to PinnacleCare, a Sun Life company in the U.S., for a second opinion. Micah’s personal health advisor, along with a team of researchers and specialists, navigated the complex health-care system on his behalf. They were there for him when he needed it most. Through PinnacleCare, Micah connected with a top neurological expert with a specialty in MS. It was confirmed Micah had received a misdiagnosis. Thanks to the work of his PinnacleCare team, Micah is now able to refocus his medical care journey. “It feels like you have a team constantly working to advocate for you.”Our purpose Helping our Clients achieve lifetime financial security and live healthier lives Balanced and diversified business Business pillars Underlying net income*1,2 38% Sun Life Asset Management 2021 14% Sun Life U.S. 16% Sun Life Asia 32% Sun Life Canada Business mix Underlying net income1,3 30% Group & shorter duration insurance 19% Traditional insurance 2021 51% Wealth & asset management $1.44 trillion Assets under management1,2 15% YoY growth *Excludes Corporate underlying net income of $(48)M Refer to page 203 for endnotes. All figures in Canadian dollars unless otherwise stated. Sun Life Financial Inc. | 2021 ANNUAL REPORT

Financial Highlights Delivering value to our shareholders 5-year total shareholder return 73% TSX Financial Sector 65% Sun Life 61% TSX Composite $18.7 billion Claims and benefits paid in 20211 Represents Total Shareholder Return as described in our 2021 Management Information Circular. Data source: Bloomberg. Reported net income in $ millions 10% 5-Year CAGR4 $ 2,149 2017 $3,934 2021 Underlying net income2 in $ millions 9% 5-Year CAGR4 $2,546 2017 $3,533 2021 Sales growth2 Insurance 6% 5-Year CAGR4 Wealth and asset management 11% 5-Year CAGR4 Value of new business 2,5 in $ millions 9% 5-Year CAGR4 $968 $1,346 2021 Dividend per common share 7% 5-Year CAGR4 $1.75 2017 $2.31 2021 Strong capital and financial flexibility Life insurance capital adequacy test (LICAT) ratio 1,6 145% Sun Life Financial Inc. 124% Sun Life Assurance Financial leverage ratio1,2 25.5% Target 25% Medium-term financial objectives2,7 EPS growth 8-10% per annum Return on equity 16%+ Dividend payout ratio 40-50%8 - Based on underlying net income 5-year progress on medium-term financial objectives 9 10% Growth in earnings per share 14.2% Return on equity 40% Dividend payout ratio Refer to page 203 for endnotes. All figures in Canadian dollars unless otherwise stated.2 Sun Life Financial Inc. | 2021 ANNUAL REPORT

Message from the Chair To my fellow shareholders, In 2021, Sun Life delivered strong financial performance and long-term value for our shareholders. Equally important, we were there for our Clients when they needed us most. Delivering on our purpose of helping Clients achieve lifetime financial security and live healthier lives proved more important this past year than ever before. These results were made possible by the determination, commitment and resilience of our employees and advisors as the pandemic proved to be relentless. The Board and I continue to be inspired by how our people achieve meaningful outcomes for Clients while trying to balance the responsibilities and challenges of maintaining their own and their families’ well-being. Sun Life’s diversified business model, combined with our robust risk management and disciplined approach to capital allocation, once again proved to be a key strength. The company achieved 10% growth in underlying net income in 2021. The company achieved 10% growth in underlying net income in 2021. In terms of capital allocation, Sun Life managed more than 10 capital transactions that continued to help us build scale and add capabilities across our businesses. Our agreement to acquire DentaQuest in the U.S. and the ACB bancassurance transaction in Vietnam are great examples. Sun Life also continues to make significant investments in areas that contribute to our Client Impact Strategy including digital leadership. Thinking and acting like a digital company is core to Sun Life’s strategy. This philosophy has helped enhance our digital capabilities across the organization and transform both our Client experience and the way we work. As I have noted in my previous letters to shareholders, Sun Life has been repeatedly recognized for our sustainability strategy. While many companies continue to play a larger role addressing issues including the environment, diversity, equity and inclusion, Sun Life has taken even bolder steps in our sustainability journey. In 2021 we established the role of Chief Sustainability Officer reporting directly to the CEO and we embedded sustainability into the strategy of each of our businesses. We also committed an additional $20 billion in new sustainable investments over the next five years and set a goal of net-zero greenhouse gas emissions by 2050 as an asset owner and manager. Diversity, equity and inclusion remains integral to our sustainability plan. As part of Sun Life’s focus, meaningful progress is being made towards achieving our 2025 diversity targets. This focus also extends to your Board of Directors. I’m proud of the broad range of business and strategic expertise we have added to the Board the past year with the addition of Deepak Chopra, David Ho, Helen Mallovy Hicks and Marie-Lucie Morin. We have increased boardroom representation in gender and from underrepresented communities to further enhance our capabilities. Sun Life’s values and purpose resonate deeply with all of our Directors. I would be remiss if I didn’t congratulate our new President and CEO, Kevin Strain, who succeeded Dean Connor in August 2021. Kevin is off to a great start and the Board is confident in his ability to lead Sun Life’s continued success for all our stakeholders well into the future. My 12-year term as a Director ends after the Annual Meeting in May. It has been a pleasure and an honour to serve and represent our shareholders and policyholders the past 12 years, five of which I served as Chair. I would also like to recognize Martin Glynn who is retiring after the Annual Meeting having completed his 12-year term. Martin has been an excellent Director and an important contributor to all of our Board discussions. I am pleased to welcome Scott Powers as the next Chair of Sun Life’s Board. Scott has been a highly respected and valued Board member since 2015. He brings strong leadership, a strategic approach to governance and extensive experience in financial services. During my tenure on the Board, I have seen tremendous growth and transformation take place across the company under the leadership of both Dean and Kevin. This transformation was an important factor enabling Sun Life to deliver a Total Shareholder Return of 18.75%, compounded annually, for the ten years ending in 2021, a leader among our global industry peers. On behalf of the Board and all of Sun Life’s dedicated employees and advisors, our deepest appreciation to our Clients, shareholders and other stakeholders for your continued loyalty and trust. William (Bill) D. Anderson Chair of the Board Sun Life Financial Inc. | 2021 ANNUAL REPORT 3

Message from the CEO Our purpose inspires, guides and drives everything we do. Helping Clients achieve lifetime financial security and live healthier lives has never been more meaningful and important. It’s our purpose. It inspires, guides and drives everything we do. So much has changed in the last two years. The COVID-19 pandemic’s deadly toll, social justice inequities, environmental threats, and geopolitical aggressions have redefined our lives and our priorities. These pressures have weighed heavily on all of us, mentally and physically. We’ve felt isolated during lockdowns and seen great illness and tragic loss of life. Even as I write this letter, the world is now grappling with more tragedy and devastation with the invasion of Ukraine and the ensuing humanitarian crisis. It’s my fervent hope that peace is restored quickly. At the same time, it’s been inspiring to witness the resilience and adaptability of the human spirit, which gives me hope. Nothing embodies this more than the introduction of vaccines and innovative therapies. Technology has also played a critical role in our ability to adapt by helping us stay in touch at work and in our personal lives. It has also led us to redefine the future of work at Sun Life, creating a work environment where there is flexibility and choice guided by Client and business needs. We have been there for our Clients when they needed us most. Since March 2020, Sun Life has paid almost $900 million to our Clients and their families in COVID-related claims. We’ve also been there for our communities throughout the pandemic, donating more than $4.5 million in support of food banks, closing the gap around health inequities, and to aid vaccine distribution efforts. Since March 2020, Sun Life has paid almost $900 million to our Clients and their families in COVID-related claims. And we saw many people and companies, including Sun Life, make tangible and visible commitments to sustainability. We made net-zero greenhouse gas commitments as both an asset owner and as an asset manager in an effort to be part of the solution to climate change. I remain hopeful that this resilience will lead to a brighter future and that we will create a more positive, sustainable, healthier world. As Nelson Mandela once said, "I am fundamentally an optimist. Whether that comes from nature or nurture, I cannot say. Part of being optimistic is keeping one’s head pointed toward the sun, one’s feet moving forward." At Sun Life we are optimistic about our future. The Sun Life team rose to meet every challenge over the past year. We’ve kept our heads pointed towards the sun and kept moving forward. We rallied together, helped each other and showed great care in serving our Clients as they faced some of their greatest challenges. We found new and innovative ways to help our Clients with their financial security and to help them live healthier lives. 4 Sun Life Financial Inc. | 2021 ANNUAL REPORT

Having an impact on our Clients and communities Helping our Clients build and achieve financial security - that incorporates wealth and asset management, health and protection solutions, and holistic advice - is core to what we do. Success is measured by impact: both financial and health outcomes. We’re also helping our Clients by increasing access to tools, support and products focused on driving positive outcomes. Here are some ways we helped our Clients in 2021. Supporting financial outcomes Malaysia - offering microinsurance solutions like GOLIFE, which helps Clients in underserved communities access affordable insurance. Canada - teamed up with Conquest Planning to equip our Clients with personalized financial plans. Asset Management - acquired Crescent Capital Group, extending SLC Management’s solutions to include alternative credit. Canada - launched our online Mental Health Coach, helping group benefits Clients address mental health needs. Philippines - GoWell Studio, an on-demand wellness initiative to help Clients access exercise programs, guided meditation and health-care awareness and education resources. U.S. - expanded our online Dental Health Center with a dental cost estimator, videos and articles. The acquisition of DentaQuest (scheduled for completion in 2022) will position Sun Life as a leading dental benefits provider in the U.S., with a focus on supporting underserved populations to improve oral care access. Purpose-driven business strategy In 2021, we introduced our refreshed strategy with a focus to accelerate our priorities, drive bolder outcomes and most importantly, have greater Client Impact. We have diversified businesses across asset management, insurance and health protection. This is what makes us truly unique. This mix of businesses will help deliver on our purpose, but also reach our ambition: to be one of the best asset management and insurance companies in the world. Our path to win is based on a clear strategy to grow across our pillars - Asset Management, Canada, U.S. and Asia. We have four areas of focus: distribution excellence, financial discipline, digital leadership and sustainability. We’re continuing to emphasize measures that have supported our success - excelling in distribution whether it be at Sun Life, through our best-in-class advisor channel, third-parties, or new innovative channels, combined with a prudent approach to financial discipline that includes financial performance, risk management and strong capital management. Empowered People and Inclusive Culture Sustainability Driven Digital Leadership Client Impact Financial Discipline Distribution Excellene Trusted Brand Sun Life Financial Inc. | 2021 ANNUAL REPORT 5

Digital Leadership To achieve digital leadership we are accelerating our digital capabilities, changing how we work together and thinking and acting like a digital company. Ultimately, we are focused on creating exceptional digital experiences and digital Client relationships. The pandemic accelerated the need for digital tools and innovation to support Clients where and when they needed it. From virtual health care to new online products and services, to enhancing the ability for digital insurance applications, wealth transactions and eClaims, we made it easier for Clients to do business with us across our operations. Digital coach, Ella, proactively nudged Canadian Clients more than 20 million times in 2021. Lumino Health website saw 1.6 million visitors. Launched Sun Life Link in the U.S. - a portfolio of digital connection solutions creating easier interactions for plan sponsors. Canada digitally processed 93% of retail insurance applications, 83% of retail wealth transactions and 96% of group benefits health and dental claims, throughout the year. The U.S. increased employees covered on the Sun Life + Maxwell Health platform by 70% compared to 2020. In Asia, 71% of new business applications were submitted digitally in 2021. Deepening our commitment to sustainability If the pandemic is defining our lives at this moment, climate change will define our lifetime. 2021 was a year where Sun Life deepened its commitment to sustainability. For us, sustainability is an imperative. To keep our strategy future-focused, we appointed Sun Life’s first Chief Sustainability Officer, reporting to me, with a mandate to lead company-wide actions and embed sustainable practices across our businesses. Our drive for sustainability focuses on the areas we know best and where we can have the biggest impact - increasing financial security, fostering healthier lives and advancing sustainable investing. Last year we launched several initiatives to drive real change. Through our General Account and SLC Management’s third-party investments, we have approximately $60 billion in sustainable investments and set a goal to invest an additional $20 billion over the next five years. We achieved carbon neutrality across our global business operations and committed to the goal of net-zero greenhouse gas emissions by 2050 or sooner as an asset owner and manager. Diversity, Equity & Inclusion We continue to make progress towards our 2025 Diversity, Equity & Inclusion goals, which include gender parity at the VP+ level and 25% of our senior leaders in North America from underrepresented communities. We’re a member of the Canadian Council for Aboriginal Business and we’re one of the first insurance companies in Canada to begin PAR (Progressive Aboriginal Relations) certification. I’m proud of the positive social and environmental impact Sun Life has had and the work we’ve done towards our sustainability commitments. And because the work is not done, we will continue our impact and look for ways to increase it. 6 Sun Life Financial Inc. | 2021 ANNUAL REPORT

Delivering for shareholders We delivered for our shareholders in 2021. Guided by our purpose, we executed on our strategic priorities and made great strides towards our ambition. Our results are impressive, especially given they were achieved with the pandemic as a backdrop. In 2021, Reported net income was $3.9 billion, up 64% compared to 2020. Underlying net income and underlying earnings per share increased 10% in 2021, at the top end of our medium-term objective of 8-10%. Success was driven across the company with each business contributing to our results. 51% of our income came from wealth and asset management, SLC Management had net flows of over $32 billion, MFS hit record AUM, Asia’s wealth sales increased by more than $4.5 billion, Canada saw growth in underlying net income of 5%, and the U.S. had record Group Benefits sales of US$1.2 billion. We’re delivering value to our shareholders, with a 10-year Total Shareholder Return of 18.75%, compounded annually. And with the removal of government restrictions for regulated financial institutions last year, we announced a 20% increase to our common share dividend, reinforcing our commitment to provide strong returns to shareholders. We announced a 20% increase to our common share dividend, reinforcing our commitment to provide strong returns to shareholders. We effectively managed capital with more than 10 strategic transactions. This included the acquisitions of PinnacleCare and Crescent Capital, our agreement to acquire DentaQuest (scheduled for completion in 2022), the IPO of our India asset management joint venture, and an increase in our investment in Bowtie, Hong Kong’s first virtual insurer. In Q3 2021, we announced a new medium-term underlying Return on equity (ROE) objective of 16%+, and for the year we trended well towards our objective, generating an underlying ROE of 15.4%. Leadership matters Last year, Sun Life’s former President and CEO Dean Connor retired after 10 years leading the organization. Dean’s legacy lives on. He is my mentor and under his leadership we put Clients at the centre of our strategy. Throughout Dean’s tenure, Sun Life became known as a company with a strong strategy and even stronger execution. Bill Anderson, Sun Life’s Chair, announced in December he’s retiring after his full term of 12 years on our Board, the last five as Chair. Bill has played an instrumental role charting Sun Life’s path forward and delivering industry-leading returns to you, our shareholders. Scott Powers, Chair of the Governance, Investment and Conduct Review Committee, will succeed Bill as Board Chair following our upcoming Annual Meeting in May. Scott brings an exceptional level of expertise and experience to his new role. I look forward to working with Scott as we build Sun Life for the future. Sun Life Financial Inc. | 2021 ANNUAL REPORT 7

A brighter tomorrow I’m excited about what lies ahead for Sun Life. Success means delivering on our purpose and executing on our strategy. Sustainability and digital will play important roles and our people and culture will be how we get there. Our culture is our superpower. I’m honoured to lead a company that is empowered by passionate and engaged people. Together, we’re focused on creating and embracing a future of work that is flexible, caring, and supportive of our employees’ success and well-being. We’re a company that puts people first and delivers great Client experiences, with everyone united by our common purpose. We are leading with our heads turned towards the sun as we move our feet ever forward. Sun Life’s future remains bright for our Clients, employees, advisors, and for you, our shareholders, because optimism makes for a brighter tomorrow. Thank you for your ongoing trust and confidence in Sun Life. Kevin Strain President & Chief Executive Office 8 Sun Life Financial Inc. | 2021 ANNUAL REPORT

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

10	A. HOW WE REPORT OUR RESULTS

11	B. OVERVIEW

11	1. Strategy

14	2. Financial Objectives

14	3. Sustainability Plan

14	4. Acquisitions and Other

15	5. COVID-19

17	C. FINANCIAL SUMMARY

18	D. PROFITABILITY

20	E. GROWTH

20	1. Sales and Value of New Business

21	2. Assets Under Management

22	F. FINANCIAL STRENGTH

24	G. PERFORMANCE BY BUSINESS GROUP

24	1. Canada

28	2. U.S.

31	3. Asset Management

34	4. Asia

38	5. Corporate

39	H. INVESTMENTS

39	1. Investment Profile

39	2. Debt Securities

41	3. Equities

41	4. Mortgages and Loans

43	5. Derivatives

45	6. Investment Properties

45	7. Impaired Assets

45	8. Asset Default Provision

46	I. CAPITAL AND LIQUIDITY MANAGEMENT

46	1. Capital

49	2. Capital Adequacy

50	3. Shareholder Dividends

51	4. Principal Sources and Uses of Funds

52	5. Liquidity

53	J. RISK MANAGEMENT

53	1. Risk Management Framework

54	2. Risk Governance

55	3. Risk Universe

55	4. Risk Appetite

56	5. Risk Management Policies

56	6. Risk Management Process

56	7. Three Lines of Defence

57	8. Risk Culture and Philosophy

58	9. Risk Categories

80	K. ADDITIONAL FINANCIAL DISCLOSURE

80	1. Selected Annual Information

80	2. Items related to Statement of Operations

83	3. Items related to Statement of Financial Position

84	4. Fourth Quarter 2021 Profitability

86	5. Fourth Quarter 2021 Growth

86	6. Previous Quarters

88	L. NON-IFRS FINANCIAL MEASURES

94	M. ACCOUNTING AND CONTROL MATTERS

94	1. Critical Accounting Policies and Estimates

100	2. Changes in Accounting Policies

102	3. Disclosure Controls and Procedures

102	N. LEGAL AND REGULATORY PROCEEDINGS

103	O. FORWARD-LOOKING STATEMENTS

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	9

Management’s Discussion and Analysis

February 9, 2022

 A. How We Report Our Results

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management (“AUM”) of $1.44 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). In this management’s discussion and analysis (“MD&A”), SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2021 and the information contained in this document is in Canadian dollars.

Where information at and for the year ended December 31, 2021 is not available, information available for the latest period before December 31, 2021 is used. Except where otherwise noted, financial information is presented in accordance with International Financial Reporting Standards (“IFRS”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (“OSFI”). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements” collectively), and this MD&A document.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section L - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package that is available on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2021. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations

In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to sections B - Overview - 5 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 pandemic in this document.

10	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

 B. Overview

Sun Life is a leading international financial services organization providing a diverse range of asset management, wealth, insurance, and health solutions to individual and institutional Clients. We have four business pillars: Asset Management, Canada, U.S. and Asia.

1. Strategy

In 2021, we refreshed our enterprise strategy to reflect our priorities and evolving business mix:

Purpose and Ambition

Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives.

We seek to provide outstanding value and impact for our Clients in three ways:

Drive positive financial actions by:

•	Helping Clients build and protect their wealth.
•	Providing quality products and solutions that meet the needs of our Clients.
•	Delivering timely and expert advice through consistently superior Client experiences.

Deliver long-term Client investment returns by:

•	Leveraging our collective expertise to make better investment decisions.
•	Sourcing broad investment capabilities to serve global Client needs.
•	Actively engaging with our Clients to think and act sustainably.

Drive positive health actions by:

•	Helping Clients navigate, manage, and receive the care they need.
•	Improving health outcomes, including physical and mental well-being, by expanding health products and solutions.
•	Being a trusted payer of benefits.

Our ambition is “to be one of the best asset management and insurance companies in the world”. Achieving our ambition will rely on maintaining our balanced business mix and leading positions across our pillars, delivering on our Purpose and Client Impact strategy, and strong business execution to meet our medium-term financial objectives(1):

•	Underlying Earnings Per Share growth: 8-10%.
•	Underlying Return on Equity: 16%+.
•	Underlying Dividend Payout Ratio: 40%-50%.

(1)

For more information about our medium-term financial objectives, see section B - Overview - 2 - Financial Objectives in this document. Underlying earnings per share, underlying ROE and underlying dividend payout ratio are Non-IFRS financial measures. See section L - Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	11

Our Four Pillars

Our four pillars define the businesses and markets in which we compete. In each of these pillars, we focus on creating value and positively impacting our Clients and shareholders in businesses that have strong growth prospects, favourable return on equity (“ROE”), and strong capital generation in attractive global markets. We are well-positioned across each of our pillars.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management

We deliver value and drive positive Client impact through our offering of quality investment products, including active asset management as well as liability driven investing (“LDI”) and alternative asset classes:

•

MFS Investment Management (“MFS”) is a premier active investment manager offering a comprehensive selection of asset management products and services to retail and institutional investors around the world.

•	SLC Management is an institutional investment manager delivering customized LDI, alternative fixed income, private credit, infrastructure and global real estate solutions.

Canada: A leader in insurance and asset management

We deliver value and impact to over 6.5 million Clients via our group and individual businesses, helping Clients achieve lifetime financial security and live healthier lives.

•

A health business that focuses on helping Canadians live healthy lives, both as the largest provider of group benefits in Canada and with a growing focus on innovative products and services that lead to better health outcomes.

•	A market leader in group retirement services in the workplace, including defined contribution pensions, and defined benefit pension de-risking.
•	Provide a wide range of asset management, wealth, health and protection solutions to retail Clients.

U.S.: A leader in health and benefits

We have deep expertise in the health-care market, and a strong track record of helping our Clients get the coverage they need while improving health outcomes.

•	The largest independent provider of medical stop-loss insurance in the U.S.
•

A market leader in group benefits serving employees and their families with employer-sponsored benefits at workplaces of all sizes across the country including group life, disability, dental, vision, voluntary and supplemental health products.

•	A leader in providing turnkey solutions for insurance and health plan partners through FullscopeRMS, including disability, absence management, life, stop-loss and supplemental health coverages.

Asia: A regional leader focused on fast-growing markets

We are well-positioned in Asia, with operations in China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, and Vietnam. These markets account for approximately 65% of Asia’s GDP with high potential for future growth(1).

•	A provider of individual life and health insurance that delivers Client value across all of our markets.
•	A provider, in select markets, of asset management and group retirement products and services.
•	Among the global leaders in providing life insurance solutions to high-net-worth Clients.

Our Client Impact Strategy

Our Client Impact strategy has seven key strategic areas of focus that we are pursuing across our four pillars. These areas of focus define how we compete in our markets, extend our competitive advantages, fulfill our Purpose and support our ambition to be one of the best asset management and insurance companies in the world.

Client Impact: Our Clients are at the centre of everything we do. Whether it is helping to navigate health concerns, save and plan for retirement or provide financial security for their families, our focus is on the impact we have on our Clients’ lives. We believe this allows us to maximize positive impacts for Clients, builds lasting and trusted Client relationships and leads to better business outcomes for Sun Life. We are committed to helping Clients by driving positive health and financial actions, and delivering long-term investment returns.

Distribution Excellence: We have established an omni-channel approach to distribution that makes it easier for our Clients to do business with us across all markets. To excel at distribution, we prioritize exceptional service, connecting with our Clients when and how they want to engage, and providing personalized and holistic solutions. We are focused on meeting our Clients’ needs by being an exceptional distribution partner that empowers our advisors and partners to harness digital solutions to provide seamless Client experiences.

Digital Leadership: We are accelerating our digital, data and analytics ambitions and seek to think and act like a digital company. Our Digital Enterprise strategy brings our businesses and technology teams closer together and transforms how we work in an agile way to deliver digital experiences, products, and solutions that meet our Clients’ needs and drive positive outcomes. We continue to adopt Client-centric solutions that incorporate our Clients’ perspectives in every stage of their lives, creating long-term relationships.

Our Digital Enterprise strategy is focused on:

•	Creating deep Client relationships enabled by leading digital capabilities and analytics.
•	Delivering personalized experiences for Clients by harnessing our data to provide insights and enhance Client experiences.
•	Evolving how we work together and driving faster decisions that are made closer to the Client.

(1)	Source: International Monetary Fund, 2021.

12	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Discipline: Our strategy is underpinned by a continued commitment to strong financial prudence and risk management, coupled with a focus on capital management. Sustained focus across these areas support our medium-term financial objectives and our aim of top quartile total shareholder returns. Specific areas of focus include:

•	Delivering strong, stable earnings growth and disciplined expense management.
•	Adequately managing our capital to protect our policyholders and to maintain strong financial flexibility, while optimizing the benefits for our shareholders.
•	Disciplined investment and a programmatic M&A(1) approach focused on building scale and capabilities.

Sustainability Driven: Sustainability is essential to our long-term business success. We strive to embed sustainability into our strategy, culture, and operations, to drive meaningful social and economic outcomes for our Clients, employees, advisors, investors and communities. We believe our actions will contribute to a healthier, more financially resilient, environmentally secure, and economically prosperous world. See Section B - Overview - 3 - Sustainability Plan in this document for more information about our approach to sustainability.

Empowered People and Inclusive Culture: Delivering on our strategy will require us to attract, retain, and develop the best talent, and to empower our people to drive results. It will also require us to preserve and strengthen our strong culture of Client focus, integrity, collaboration and inclusivity. Specifically, our focus is to:

•	Empower employees and advisors to take action, make decisions, and be accountable.
•	Develop talent with both technology and leadership skills, to support our transformation to a leading digital organization.
•	Maintain momentum on our diversity, equity and inclusion (“DE&I”) commitment, embedding DE&I into our decision-making to reflect our values.
•	Design our future of work with intent, offering employees choice and flexibility in how and where we work
•	Be the employer of choice for top talent.

Trusted Brand: Preserving our long standing reputation of being a trusted brand is paramount in an increasingly complex and digitized world. Over the last 150 years, we have built and enjoyed a strong, trusted relationship with our Clients in all Sun Life markets and through our distribution partnerships. Our forward-looking brand strategy will maintain a focus on ensuring future competitive advantage and brand appeal with new and existing Clients. This will inform the innovative and differentiated Sun Life experiences we create, the products and service experiences we deliver, and the culture we live by, to achieve our Purpose.

Key Strategic Priorities

Together with the strong foundation of our four pillars and key strategic areas of focus, our strategy emphasizes four key strategic priorities to accelerate growth and improve competitive positioning:

1.	Think and act like a digital company.
2.	Realize synergies between asset management and insurance businesses.
3.	Build scale and capabilities through M&A and strategic partnerships.
4.	Deliver on our health strategy in Canada, the U.S., and Asia.

We believe we are well-positioned to execute on each of these strategic priorities and that doing so will create positive Client Impact and further differentiate us from peers.

Our balanced four pillars, holistic Client Impact strategy, and focus on our strategic priorities combine elements that have been core to our success together with emerging areas of increasing importance. Looking ahead, we are confident that our strategy will allow us to deliver on our Purpose, drive positive Client outcomes, create meaningful value for our shareholders, and support our ambition to be one of the best asset management and insurance companies in the world.

(1)	Mergers & Acquisitions (“M&A”).

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	13

2. Financial Objectives

Our medium-term financial objectives are outlined as follows:

Measure(1)	Medium-term financial objectives(2)	5-Year(3)	2021 results

Underlying EPS growth
Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.	8%-10%	10%	10%

Underlying Return on Equity (“ROE”)
ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	16%+	14.2%	15.4%

Underlying dividend payout ratio
Payout of capital versus shareholder value, based on underlying net income.	40%-50%	40%	38%

(1)

Underlying earnings per share (“EPS”), underlying ROE and underlying dividend payout ratio are non-IFRS financial measures. See section L - Non-IFRS Financial Measures in this document. Underlying dividend payout ratio represents the ratio of common shareholders’ dividends to diluted underlying EPS. See section I - Capital and Liquidity Management - 3 - Shareholder Dividends in this document for further information regarding dividends.

(2)

Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.

(3)	Underlying EPS growth is calculated using a compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using an average.

In the year and over the medium-term, we have performed well against our medium-term financial objectives. In addition, in 2021, we increased our underlying ROE medium-term financial objective to 16%+ from our previous objective of 12% to 14%. This update is supported by strong business performance and a meaningful shift in mix towards businesses which generate higher ROE.

3. Sustainability Plan

Our sustainability plan is aligned directly with our Purpose of helping our Clients achieve lifetime financial security and live healthier lives, and is integrated into our enterprise strategy. We focus on three areas where we have the greatest opportunity to have a positive impact on society, while creating a competitive advantage for our business.

Increasing Financial Security: We provide Clients and employees with innovative solutions and services that increase their lifetime financial security. We empower and educate Clients to take positive financial action, increasing access to wealth and protection products, helping to build long-term wealth and close insurance coverage gaps.

Fostering Healthier Lives: We offer Clients and employees products and tools to live healthier lives. In addition, we are focused on improving health and wellness in society through investments in community health and access to health and disability insurance.

Advancing Sustainable Investing: We aspire to deliver sustainable returns for our Clients and drive the transition to a low-carbon, sustainable economy. We embed sustainability in our investment processes, offering Clients and employees sustainable investing opportunities. In addition, we invest our own assets in ways that support a low-carbon and more inclusive economy.

Our sustainability plan builds from our foundation as a Trusted and Responsible Business. We prioritize foundational sustainability considerations that are important to stakeholders: climate change, diversity, equity & inclusion, data security & privacy, talent management, governance & ethics, risk management, and reporting & disclosure. We recognize climate change as one of the defining issues of our time and commit to working together across industries, with our Clients, investees and other stakeholders to contribute to solving this global challenge.

Our sustainability plan is guided by the United Nations Sustainable Development Goals (“SDGs”). We focus primarily on supporting the five SDGs where we believe we can have the greatest influence and impact. These are: #3 Good health & well-being, #5 Gender equality, #7 Affordable and clean energy, #8 Decent work and economic growth and #13 Climate action.

In 2021, we further advanced our commitment to a cleaner, more inclusive and sustainable future with the announcement of our goal to achieve net-zero greenhouse gas emissions by 2050 or sooner as an asset owner and manager, along with the appointment of our first Chief Sustainability Officer.

For additional information on our sustainability plan and recent progress, refer to www.sunlife.com/sustainability. For more information on our approach to climate change, refer to the heading “Environmental and Social Risk Section” in section J - Risk Management - 9 - Business and Strategy Risks of this document, which includes our disclosure based on the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”).

4. Acquisitions and Other

The following developments occurred since January 1, 2021. Additional information concerning acquisitions and dispositions is provided in our 2021 Annual Consolidated Financial Statements.

On January 1, 2021, our subsidiary, Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”), and Asia Commercial Joint Stock Bank (“ACB”) launched a 15-year exclusive bancassurance partnership in Vietnam.

14	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

On January 5, 2021, we completed our acquisition of a majority stake of Crescent(1) (“Crescent acquisition”), a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid. The acquisition extends SLC Management’s solutions in alternative credit, which will benefit existing and prospective Clients. Crescent had more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at January 5, 2021. For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements.

On July 1, 2021, we completed the acquisition of Pinnacle Care International, Inc. (“PinnacleCare”), a leading U.S. health care navigation and medical intelligence provider, for $110 million (US$85 million). PinnacleCare joins our U.S. Group Benefits business in the medical stop-loss organization, the largest independent medical stop-loss provider in the country. The acquisition expands our medical stop-loss business beyond the traditional model that reimburses employers after care has occurred, to one that engages employees at diagnosis to help improve the entire care experience and outcomes for both the employee and employer. For additional information, refer to Note 3 of our Consolidated Financial Statements for the period ended December 31, 2021.

On October 3, 2021, we entered into an agreement to acquire DentaQuest(2). DentaQuest is the largest provider of Medicaid dental benefits in the U.S., with growing Medicare Advantage, commercial and U.S. Affordable Care Act exchange businesses, and serves more than 33 million members. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits. Upon close, which is expected in the first half of 2022, DentaQuest will more than double the size of Sun Life’s U.S. employee benefits business by revenues and will position us as a leader in providing government dental benefits.

On October 12, 2021, we announced that our India joint venture, Aditya Birla Sun Life AMC Limited (“ABSLAMC”) completed an Initial Public Offering (“IPO”). As a result of the IPO, our ownership interest was reduced by 12.5% and we have realized a gain of $362 million (post-tax $297 million). After the IPO, we retained ownership of the listed entity of 36.5%. Shares of ABSLAMC began trading on the BSE Limited and the National Stock Exchange of India Limited on October 11, 2021. For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements.

On December 13, 2021, we announced that Canadian Premier Life Insurance Company (“Canadian Premier”) entered into an agreement to acquire the sponsored markets business from Sun Life Assurance Company of Canada (“SLA”), a wholly owned subsidiary of SLF Inc. Sponsored markets include a variety of association & affinity, and group creditor clients. This transaction will see over 100 plan sponsors and roughly 1.5 million insured clients and plan members move from Sun Life to Canadian Premier. The transaction is expected to close in early 2023, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals. Upon close of the transaction, Sun Life expects to generate an after-tax gain of approximately $65 million, with a corresponding 1% increase to the SLF and SLA LICAT ratios, and approximately $0.03 reduction in annual underlying earnings per share going forward.

5. COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic and the measures imposed by governments around the world to limit its spread including travel restrictions, business closures, social distancing protocols, school closures, quarantines, and restrictions on gatherings and events, have disrupted the global economy, financial markets, supply chains, business activity and productivity in unprecedented ways.

We have and we will continue to adjust our operations across each of our businesses as government restrictions and measures around the globe evolve. We have taken proactive measures through our business continuity processes, which are designed to ensure that key business functions and normal operations can continue effectively and efficiently in the event of a disruption. We have processes in place to monitor and maintain ongoing systems availability, stability and security.

Due to various restrictions, the majority of our employees and advisors continue to work from home. Our working from home strategy continues to operate effectively and, depending on each location, the return to offices has been gradual and measured to ensure the health and safety of our employees and our communities. We have also introduced new policies which provide employees more flexibility to empower them to optimize their work and personal priorities.

Our communities are vital and we have been taking actions to support them. Since the start of the pandemic, we donated more than $4.5 million to support communities impacted by the COVID-19 pandemic for causes supporting areas such as the food bank, health inequities and vaccine distribution efforts. We have also donated to food banks and provided hand sanitizer to various communities, while digital life insurance coverage was donated to doctors, nurses, and other medical support staff as a way of saying “Thank you” for their efforts to stop the spread of COVID-19.

Awareness and concern about mental health and well-being was amplified throughout the pandemic. Sun Life helped bridge the gap by hosting an executive summit on mental health in the workplace, offering mental health resources and support through digital platforms, like Lumino Health, and for Group Benefits Clients in Canada, providing access to personalized mental health coaching resources. The pandemic also accelerated the need for digital tools and innovation to support Clients where and when they need it. From virtual health care, to new online products and services, to enhancing the ability for digital insurance applications, wealth transactions and eClaims, we made it easier for Clients to do business with us across our operations. We continue to support our Clients throughout this difficult time. To date, Sun Life has delivered nearly $900 million in COVID-19-related health and life insurance benefits to Clients and their families at a time when they needed it the most.

(1)	Crescent Capital Group LP (“Crescent”).
(2)	DentaQuest Group, Inc. (“DentaQuest”).

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	15

Regulatory Responses to COVID-19

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic.

OSFI(1), which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted. On November 4, 2021, OSFI lifted this restriction on the basis that these restrictions were no longer considered necessary.

In the U.S., state insurance regulators issued an unprecedented volume of emergency measures to address the impact of the COVID-19 pandemic on policyholders in 2020. These regulatory changes impacted policy administration and business practices for the U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries. The National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. In the fourth quarter of 2020, the National Association of Insurance Commissioners adopted interpretations of statutory accounting principles that extend these concepts to statutory financial statements and risk-based capital calculations through the fourth quarter of 2021.

Impact on our Results and Operations

COVID-19 has had varying degrees of impacts on our net income and other financial metrics, including sales, claims and benefits, premiums and fee income.

Since the beginning of the pandemic, sales results have been mixed across our products and businesses. Some markets benefited from investments in digital tools, pre-existing sales pipelines, re-pricing and return to office opportunities. In other markets, we experienced significant sales declines resulting from strict quarantine protocols impacting face-to-face sales transactions.

We also experienced favourable morbidity experience, mostly in the first half of 2020, due to lower benefit utilization of dental, extended health care, vision, and hospital and surgical coverages. However, as restrictions eased with health care providers enhancing safety measures, benefit utilization has returned to near normal levels in 2021. The unfavourable morbidity in Canada is also related to lower resolution rates from disability experience reflecting more challenging conditions exacerbated by pandemic-related issues, such as mental health and delayed treatment. Unfavourable mortality in the current year was primarily in the U.S., reflecting elevated case counts in the working-age population. The pandemic also adversely impacted mortality in Asia.

While rising vaccination rates have supported an easing of containment measures in some geographies, progress towards re-opening has been accompanied by resurgences in the spread of COVID-19 including variants and the re-imposition of restrictions. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including variants, mass vaccine production and distribution, vaccine efficacy, public acceptance of containment measures and vaccine adoption, the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, which could vary by country and result in differing outcomes. In addition, the business landscape we operate in is shifting and the longer term impacts from containment measures on the economy and Client behaviour, after the COVID-19 restrictions have been lifted, as well as long-term health impacts from COVID-19, is difficult to predict. Examples include reductions on office space as more employees shift to remote working or higher demand for employer health coverage. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section J - 9 - Risks relating to the COVID-19 Pandemic in this document.

(1)	The Office of the Superintendent of Financial Institutions (“OSFI”). For additional information, see Section F - Financial Strength in this document.

16	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

C. Financial Summary

($ millions, unless otherwise noted)

Profitability	2021	2020

Net income (loss)

Reported net income (loss) - Common shareholders	3,934	2,404

Underlying net income (loss)(1)	3,533	3,213

Diluted earnings per share (“EPS”) ($)

Reported EPS (diluted)	6.69	4.10

Underlying EPS (diluted)(1)	6.03	5.49

Reported basic EPS ($)	6.72	4.11

Return on equity (“ROE”) (%)

Reported ROE(1)	17.1%	10.8%

Underlying ROE(1)	15.4%	14.4%

Growth	2021	2020

Sales

Insurance sales(1)	3,674	3,501

Wealth sales(1)(2)	228,408	220,860

Value of new business (“VNB”)(1)(3)	1,346	1,146

Assets under management(1)(4)

General fund assets	205,374	197,090

Segregated funds	139,996	125,921

Mutual funds, managed funds and other AUM(1)(4)	1,099,358	932,998

Total AUM(1)(4)	1,444,728	1,256,009

Financial Strength	2021	2020

LICAT ratios(5)

Sun Life Financial Inc.	145%	147%

Sun Life Assurance(6)	124%	127%

Financial leverage ratio(1)(7)	25.5%	23.5%

Dividend

Dividend payout ratio(1)	38%	40%

Dividends per common share ($)	2.310	2.200

Capital

Subordinated debt(7)	6,425	4,781

Innovative capital instruments(8)	200	200

Participating policyholders’ equity	1,700	1,368

Non-controlling interest equity	59	25

Preferred shares and other equity instruments	2,239	2,257

Common shareholders’ equity(9)	24,075	22,212

Total capital(7)	34,698	30,843

Weighted average common shares outstanding for basic EPS (millions)	586	585

Closing common shares outstanding (millions)	586	585

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section L - Non-IFRS Financial Measures in this document.

(3)

Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section L - Non-IFRS Financial Measures in this document.

(4)

Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section L - Non-IFRS Financial Measures in this document.

(5)	Life Insurance Capital Adequacy Test (“LICAT”) ratio. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(7)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

(8)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management in this document.

(9)	Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	17

 D. Profitability

The following table reconciles our Common shareholders’ net income (“reported net income”) and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

($ millions, after-tax)	2021	2020

Reported net income - Common shareholders	3,934	2,404

Less: Market-related impacts(1)	627	(461)

Assumption changes and management actions(1)	74	(143)

Other adjustments(1)	(300)	(205)

Underlying net income(2)	3,533	3,213

Reported ROE(2)	17.1%	10.8%

Underlying ROE(2)	15.4%	14.4%

Experience-related items attributable to reported and underlying net income(2)(3)

Impacts of investment activity on insurance contract liabilities (“investing activity”)	144	258

Credit	114	(57)

Mortality	(111)	(39)

Morbidity	39	125

Lapse and other policyholder behaviour (“policyholder behaviour”)	(31)	(60)

Expenses	(170)	(93)

Other experience	(56)	(35)

Total of experience-related items(2)(3)	(71)	99

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.

(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)

Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

2021 vs. 2020

2021 reported net income of $3,934 million increased $1,530 million or 64% compared to 2020, driven by favourable market-related impacts, a $297 million gain on the IPO of our India joint venture, and ACMA(1) impacts, partially offset by a $153 million increase in SLC Management’s acquisition-related liabilities(2). Underlying net income of $3,533 million(3) increased $320 million or 10%, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth, reflecting higher asset values. Underlying net income also benefited from a lower effective tax rate in the year(4), largely offset by experience-related items, which included $225 million of COVID-19-related mortality and morbidity. In addition, experience in the year included unfavourable expense experience, partially offset by investing activity gains and favourable credit. Foreign exchange translation led to a decline of $177 million in reported net income and $164 million in underlying net income.

1.	Market-related impacts

Market-related impacts in 2021 resulted in an increase of $627 million to reported net income compared to a decrease of $461 million in 2020, reflecting higher equity markets, an increase in the value of our real estate investments and interest rate impacts. See Section L - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.

2.	Assumption changes and management actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

ACMA in 2021 resulted in an increase of $74 million to reported net income, compared to a decrease of $143 million to reported net income in 2020.

(1)	Assumption changes and management actions (“ACMA”).
(2)	Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(3)	Refer to section L - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(4)	Prior year included an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income.

18	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Assumption Changes and Management Actions by Type

The following table sets out the impacts of ACMA on our reported net income in 2021.

As at December 31, 2021

($ millions, after-tax)	Impacts on reported net income(1)	Comments

Mortality / morbidity	74	Updates to reflect mortality/morbidity experience in all jurisdictions.

Policyholder behaviour	(174)	Updates to policyholder behaviour in all jurisdictions. The largest item was in U.S. In-force Management.

Expenses	159	Updates to reflect expense experience and margins in all jurisdictions. The largest item was a reduction in expense margins.

Investment returns	(47)

Updates to various investment-related assumptions across the Company. The largest items were a reduction to the best estimate real estate assumption in all jurisdictions, updates to the promulgated Ultimate Reinvestment Rate (“URR”) and updates to the promulgated maximum net credit spreads. This was partially offset by increased investment in non-fixed assets in Canada Individual Insurance & Wealth and U.S. In-force Management.

Model enhancements and other	62	Various enhancements and methodology changes across all jurisdictions.
Total impacts on reported net income(2)	74

(1)	ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)

In this table, ACMA represents the shareholders’ reported net income impacts (after-tax) including management actions. In Note 10.A of our 2021 Consolidated Financial Statements, the impacts of method and assumptions changes represents the change in shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can be found in section L - Non-IFRS Financial Measures in this document.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates and in Note 10 of our 2021 Annual Consolidated Financial Statements.

3.	Other adjustments

Other adjustments in 2021 decreased reported net income by $300 million, compared to $205 million in 2020, related to Asia, partially offset by Asset Management and Canada. In Asia, other adjustments related to a gain of $297 million on the IPO of ABSLAMC, our India joint venture. In Asset Management, other adjustments related to a $153 million increase in SLC Management’s acquisition-related liabilities. The increase reflects changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates. Higher fair value adjustments on MFS’s share-based payment awards also contributed to the decrease in Asset Management. In Canada, other adjustments included an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years (“par allocation adjustment”).

4.	Experience-related items

In 2021, the notable experience-related items are as follows:

•	Investing activity gains across the insurance businesses;
•	Favourable credit experience in all insurance businesses, comprised of:

($ millions, after-tax)	2021	2020

Changes in ratings	8	(138)

Impairments, net of recoveries	(10)	(28)

Release of best estimate credit	116	109

Credit Experience	114	(57)

•

Unfavourable mortality experience related to COVID-19, of which $142 million was primarily impacting the working-age population in the U.S., and $60 million from our India joint ventures, the Philippines and Indonesia in Asia;

•	Favourable morbidity experience in U.S. medical stop-loss, partially offset by disability in the U.S. and lower disability claims resolutions in Canada;
•	Unfavourable policyholder behaviour experience reflecting small amounts in various products across the Company;
•	Unfavourable expense experience related to higher compensation-related costs reflecting stronger earnings performance, VNB and Client measures; and
•

Other experience was unfavourable in Corporate and Asia, partially offset by the U.S. and Canada, and was higher than the prior year. In the year, other experience included unfavourable results in our joint ventures in Asia, mainly driven by mortality in India, and project spend.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	19

5.	Income taxes

Our statutory tax rate is normally impacted by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.

In 2021, our effective tax rates on reported net income and underlying net income(1) were 14.3% and 13.5%, respectively, compared to 15.1% and 19.3%, respectively, in 2020. Our effective tax rate on underlying net income in 2021 is slightly below our expected range of 15% to 20%, primarily due to higher tax-exempt investment income and resolutions of prior year’s tax matters. The effective tax rate on underlying net income in 2020 included an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income. For additional information, refer to Note 20 of our in 2021 Annual Consolidated Financial Statements.

6.	Impacts of foreign exchange translation

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes.

The following table provides the foreign exchange rates for the U.S. dollar, which is our most significant impact of foreign exchange translation, over the past four quarters and two years.

Exchange rate	Quarterly				Full year
	Q4’21	Q3’21	Q2’21	Q1’21	2021	2020

U.S. Dollar - Average	1.260	1.259	1.229	1.266	1.254	1.341

U.S. Dollar - Period end	1.263	1.268	1.239	1.256	1.263	1.273

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing losses in foreign jurisdictions. The relative impacts of foreign exchange translation in any given period are driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impacts of foreign exchange translation on net income on a year-over-year basis.

Foreign exchange translation led to a decline of $177 million in reported net income and $164 million in underlying net income.

 E. Growth

1. Sales and Value of New Business

($ millions)	2021	2020

Insurance sales by business segment(1)

Canada	852	779

U.S.	1,564	1,459

Asia	1,258	1,263

Total insurance sales(1)	3,674	3,501

Wealth sales by business segment(1)

Canada	19,854	19,938

Asia	15,491	10,937

Total wealth sales excluding Asset Management	35,345	30,875

Asset Management gross flows(1)(2)	193,063	189,985

Total wealth sales(2)	228,408	220,860

Value of New Business(1)(3)	1,346	1,146

(1)	Represents a non-IFRS financial measure. See section L- Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section L - Non-IFRS Financial Measures in this document.

(3)

Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section L - Non-IFRS Financial Measures in this document.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

20	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Total Company insurance sales increased by $173 million ($329 million or 9%(1) excluding foreign exchange translation) in 2021 compared to 2020.

•	Canada insurance sales increased by 9%, driven by higher individual participating whole life insurance sales, partially offset by lower large case group benefits sales in Sun Life Health.
•	U.S. insurance sales increased by 13%(1), driven by growth in medical stop-loss and employee benefits sales.
•	Asia insurance sales increased by 6%(1), driven by increases in Vietnam, India and the Philippines, partially offset by decreases in Hong Kong.

Total Company wealth sales increased by $7.5 billion ($21.4 billion or 10%(1) excluding foreign exchange translation) in 2021 compared to 2020.

•	Canada wealth sales were in line with the prior year, as lower defined contribution sales in Group Retirement Services (“GRS”) were offset by higher individual wealth mutual fund sales.
•	Asia wealth sales increased by 51%(1), driven by higher sales in India, the Philippines and Hong Kong.
•	Asset Management gross flows increased by 8%(1), as higher gross flows of managed funds in SLC Management were partially offset by lower gross flows of mutual funds in MFS.

VNB was $1,346 million in 2021, an increase of 17% compared to 2020, driven by higher sales across all business groups.

2. Assets Under Management

AUM consists of general funds, the investments for account of segregated fund holders (“segregated funds”) and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

($ millions)	2021	2020
Assets under management(1)(2)

General fund assets	205,374	197,090

Segregated funds	139,996	125,921

Other assets under management(1)(2):

Mutual funds	553,943	487,407

Managed funds	587,259	481,231

Consolidation adjustments and other	(41,844)	(35,640)

Total other AUM(1)(2)	1,099,358	932,998

Total assets under management(1)(2)	1,444,728	1,256,009

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section L - Non-IFRS Financial Measures in this document.

General fund assets increased by $8.3 billion or 4% as at December 31, 2021 compared to December 31, 2020, primarily attributable to:

(i)	additional investments to support business growth of $10.8 billion; partially offset by
(ii)	a decrease of $1.8 billion from the change in fair value through profit or loss (“FVTPL”) on assets and liabilities; and
(iii)	a decrease of $1.1 billion from the impacts of foreign exchange translation.

Segregated fund assets increased by $14.1 billion or 11% as at December 31, 2021 compared to December 31, 2020, driven by favourable market movements of $14.4 billion.

AUM increased by $188.7 billion or 15% as at December 31, 2021 compared to December 31, 2020, primarily driven by:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $131.2 billion;
(ii)	an increase of $39.1 billion from the Crescent acquisition;
(iii)	net inflows from mutual, managed and segregated funds of $26.3 billion; and
(iv)	an increase in AUM of general fund assets of $8.3 billion; partially offset by
(v)	a decrease of $6.8 billion from foreign exchange translation (excluding the impacts from general fund assets).

The net inflows of mutual, managed and segregated funds of $26.3 billion in 2021 was driven by net inflows in SLC Management of $32.5 billion and in Asia of $4.6 billion, partially offset by net outflows of $11.4 billion in MFS.

Mutual funds, managed funds and other AUM increased by $166.4 billion or 18% as at December 31, 2021 compared to December 31, 2020, driven by favourable market movements of $116.8 billion, AUM from the Crescent acquisition of $39.1 billion, net inflows of $25.8 billion, partially offset by foreign exchange translation of $6.3 billion.

(1)	This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section L - Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	21

 F. Financial Strength

($ millions, unless otherwise stated)	2021	2020
LICAT ratio(1)

Sun Life Financial Inc.	145%	147%

Sun Life Assurance	124%	127%

Financial leverage ratio(2)(3)	25.5%	23.5%
Dividend

Underlying dividend payout ratio(2)	38%	40%

Dividends per common share ($)	2.310	2.200
Capital

Subordinated debt(3)	6,425	4,781

Innovative capital instruments(4)	200	200

Participating policyholders’ equity	1,700	1,368

Non-controlling interests	59	25

Preferred shares and other equity instruments	2,239	2,257

Common shareholders’ equity(5)	24,075	22,212

Total capital(3)	34,698	30,843

(1)	Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

(4)

Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in this document.

(5)	Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

Life Insurance Capital Adequacy Test

The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2021, SLF Inc.’s LICAT ratio was 145%, 2% lower than December 31, 2020. The favourable impacts of reported net income, the issuance of $1 billion principal amount of other equity instruments, and net subordinated debt issuances were more than offset by dividend payments, preferred share redemptions, the ACB(1) bancassurance partnership in Vietnam, the PinnacleCare(2) acquisition and market movements.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at December 31, 2021, Sun Life Assurance’s LICAT ratio was 124%, 3% lower than December 31, 2020. The favourable impacts of reported net income were more than offset by the ACB bancassurance partnership in Vietnam, dividends to SLF Inc., market movements and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2021, our total capital was $34.7 billion, an increase of $3.9 billion compared to December 31, 2020. The increase included reported net income of $3.9 billion, the issuance of $1 billion principal amount of other equity instruments, the issuance of Series 2021-1, Series 2021-2, and Series 2021-3 debentures, totaling $2.0 billion, all of which are detailed below. These were partially offset by the payment of $1.4 billion of dividends on common shares of SLF Inc. (“common shares”), the redemption of Class A Non-Cumulative Preferred Shares Series 1 and Series 2, and Series 12R, totaling $1.025 billion, and the redemption of $350 million Series 2016-1 debentures, all of which are also detailed below.

Our capital and liquidity positions remain strong with a LICAT ratio of 145% at SLF Inc., a financial leverage ratio of 25.5%(3)(4) and $4.7 billion in cash and other liquid assets(3)(4) as at December 31, 2021 in SLF Inc. (the ultimate parent company), and its wholly-owned holding companies ($3.1 billion as at December 31, 2020).

(1)	Asia Commercial Joint Stock Bank (“ACB”).
(2)	Pinnacle Care International, Inc. (“PinnacleCare”). For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements for the period ended December 31, 2021.
(3)	This is a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(4)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

22	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Transactions

On February 19, 2021, SLF Inc. redeemed all of the outstanding $350 million principal amount of Series 2016-1 Debentures. The redemption was funded from existing cash and other liquid assets.

On June 30, 2021, SLF Inc. issued $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 (“LRCNs”). The net proceeds were used for general corporate purposes, which included investments in subsidiaries, repayment of indebtedness and other strategic investments.

On August 23, 2021, SLF Inc.’s Series E Senior Unsecured 4.57% Debentures (“Series E Debentures”) matured and SLF Inc. redeemed all of its outstanding $300 million principal amount, including all accrued and outstanding interest. Under LICAT, senior debentures do not qualify as available capital, as a result, the repayment of the Series E Debentures had no impact on the LICAT ratio of Sun Life Assurance or SLF Inc. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the cash and other liquid assets held by SLF Inc. and its wholly-owned holding companies noted above.

On September 29, 2021, SLF Inc. redeemed all of the $400 million Class A Non-Cumulative Preferred Shares Series 1 issued by SLF Inc. on February 25, 2005 and all of the $325 million Class A Non-Cumulative Preferred Shares Series 2 issued by SLF Inc. on July 15, 2005, in accordance with the terms attached to the two series of preferred shares. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

On September 30, 2021, 0.5 million of the 6.9 million Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the “Series 10R Shares”) were converted into Class A Non-cumulative Floating Rate Preferred Shares 11QR (the “Series 11QR Shares”) on a one-for-one basis and 0.4 million of the 1.1 million Series 11QR were converted into Series 10R on a one-for-one basis. Upon completion of the conversion, approximately 6.8 million Series 10R Shares and 1.2 million Series 11QR Shares were issued and outstanding in SLF Inc.

On November 18, 2021, SLF Inc. issued $500 million principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031 (the “Series 2021-1 Debentures”), $1 billion principal amount of Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033 (the “Series 2021-2 Debentures”), and $500 million principal amount of Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036 (the “Series 2021-3 Debentures”). The net proceeds will be used for general corporate purposes, which may include funding a portion of the purchase price for the DentaQuest acquisition, investments in subsidiaries, repayment of indebtedness and other strategic investments.

The Company will be required to redeem the Series 2021-2 Debentures and the Series 2021-3 Debentures in full at a redemption price equal to par, together with accrued and unpaid interest up to but excluding the date fixed for redemption if either (i) the closing of the acquisition of DentaQuest Group, Inc. has not occurred on or prior to October 3, 2022 (or such later date as extended pursuant to the acquisition agreement relating to the acquisition of DentaQuest Group, Inc.) (the “Outside Date”) or (ii) such acquisition agreement is terminated at any time prior to the Outside Date in accordance with its terms without closing of the acquisition of DentaQuest Group, Inc.

On December 31, 2021, SLF Inc. redeemed all of the $300 million principal amount of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the “Series 12R Shares”) issued by SLF Inc. on November 10, 2011, in accordance with the terms attached to the series of preferred shares. The redemption was funded from existing cash and other liquid assets in SLF Inc.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.’s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2022 and January 31, 2021.

	A.M. Best	DBRS	Moody’s	Standard & Poor’s

January 31, 2022	A+	AA	Aa3	AA

January 31, 2021	A+	AA	Aa3	AA

Most recent rating agency actions on the financial strength rating of Sun Life Assurance:

•	April 27, 2021 - Standard and Poor’s (“S&P”) affirmed the financial strength rating with a stable outlook.
•	April 1, 2021 - Moody’s affirmed the financial strength rating with a stable outlook.
•	October 29, 2021 - DBRS affirmed the financial strength rating with a stable outlook.
•	January 28, 2022 - A.M. Best affirmed the financial strength rating with a stable outlook.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	23

 G.    Performance by Business Segment

Sun Life’s business is well-diversified across geographies and business types, supported by our four pillar strategy and diversified offerings of wealth and insurance products.

($ millions)	2021	2020

Reported net income (loss) - Common shareholders

Canada	1,558	717

U.S.	499	257

Asset Management	892	980

Asia	1,075	594

Corporate	(90)	(144)

Total reported net income (loss) - Common shareholders	3,934	2,404

Underlying net income (loss)(1)

Canada	1,131	1,073

U.S.	518	568

Asset Management	1,346	1,128

Asia	586	579

Corporate	(48)	(135)

Total underlying net income (loss)(1)	3,533	3,213

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

Our Canada business segment is a leading provider of protection, health, asset management and wealth solutions, providing products and services that deliver value to over 6.6 million Clients. We are the largest provider of benefits and pensions in the workplace, and offer a wide range of products to individuals via retail channels. We are focused on helping Canadians achieve lifetime financial security and live healthier lives.

Business Units

• Individual Insurance & Wealth	• Group Retirement Services	• Sun Life Health

2021 Highlights

Growing our businesses with the continued focus on helping Clients achieve lifetime financial security and live healthier lives

•

During the year, we announced the creation of our Sun Life Health. This new business unit brings Group Benefits and Lumino Health together, linking the strength of our overall health offering to Clients, including our core insurance solutions. We leveraged our market leadership position in group benefits(1), with over $11.8 billion of business-in-force, to proactively advance a greater focus on mental health in workplaces across Canada, including engaging with market and industry leaders to take meaningful action and investing in workplace mental health resources. We launched our Sun Life Health Mental Health Coach to support Clients’ mental health journeys with personalized treatment options, virtual tools for ongoing care and diversifying providers available on our digital platforms.

•

Maintained our #1 position in the group retirement market(2) with over $141 billion assets under administration. In our pension risk transfer business, Defined Benefit Solutions, we completed $2.3 billion in sales, helping Canadian employers reduce their pension risk and provide long-term protection for their retirees. Additionally, we took industry-leading action on sustainable investing by deploying a digital Plan Sponsor Sustainability Playbook that ensures members are informed of Environmental, Social, and Governance (ESG) factors within their plans.

•

Upheld our leadership position in individual insurance(3) by enhancing our products and services, while growing advisor relationships across the market. We made it easier for Clients to get the coverage they need by augmenting our predictive underwriting models with the help of advanced data and analytics, allowing Clients aged 18 to 40 to qualify for up to $5 million in life insurance coverage without the need for lab exams.

•

Continued individual wealth momentum by launching our Investment GIF eApp, enabling Clients and third-party advisors to process investment applications digitally, streamlining the Client experience. In addition, we grew Sun Life Global Investments (“SLGI”) assets under management to $38 billion and increased net flows by 73% compared to 2020, supported by the launch of a sustainable infrastructure fund.

•

SLGI Asset Management Inc. joined the Net Zero Asset Managers initiative, committing to net-zero greenhouse gas emissions by 2050. We are doing our part to provide Clients with access to sustainable investments, allowing us to build on our commitment to invest in strategies that drive long-term sustainable outcomes while helping Clients build wealth and secure their financial future.

(1)	Based on revenue for year ended December 2020 from 2021 Group Benefits Provider Report.
(2)	Fraser Pension Universe Report (based on year-ended December 2020).
(3)	LIMRA Market Share as of third quarter 2021 year-to-date.

24	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Putting Client Impact at the centre of everything we do when developing new business models

•

Enhanced Client value and positive outcomes by providing every Client with personalized financial tools that will enable them to set, track, and continuously adjust personal goals across all our wealth and insurance platforms.

•

Our digital coach, Ella, proactively connected with Clients over 20 million times throughout the year, supporting our Clients during moments that matter and assisting them with an additional $690 million in wealth deposits and $950 million in insurance coverage.

•

Made it easier for our Clients to do business with us by digitally processing 93% of retail insurance applications, 83% of retail wealth transactions and 96% of group benefits health and dental claims, throughout the year.

•

Our Canadian mobile app, my Sun Life, continued to be recognized as a highly rated digital platform that delivered exceptional Client experiences, maintaining a 4.0+ overall user rating since its inception(1), and unique users grew by 12% in 2021.

•

Introduced the new Lumino Health [provider search] mobile app that makes it easier for Canadians to book appointments with paramedical providers, which empowers Clients and their families to live healthier lives and also deepens our Clients’ relationships with the Lumino Health website, helping us reach over 1.6 million visitors.

Strategy and Outlook

Canada is a growth market for Sun Life. Our unique ability to address protection, health, asset management and wealth holistically is what sets us apart in the market. We will continue to shape the market and deliver on our Purpose through an integrated approach that addresses unmet Client needs across all stages of their health and wealth journeys. We continue to be focused on our Purpose of helping Clients achieve lifetime financial security and live healthier lives, achieving our strategic ambitions, and further market differentiation, all of which will be enabled by ensuring seamless and personalized Client experiences, fostering a diverse and inclusive workplace, and embedding sustainability throughout our operations.

Our focus for the Canadian businesses will be to:

Put Client Impact at the centre of everything we do, driving positive financial and health actions and outcomes

•

Equip every Client with a personalized financial plan, leveraging the strength of our diversified products and services to deliver a One Sun Life Client experience and provide a holistic and tailored offering.

•	Empower Clients to build and secure their financial future through our growing asset management product and services offering, driving long-term Client investment returns and sustainable outcomes.
•

Continue to educate and equip our Clients with tools to understand their sustainable investment choices and enable Clients, plan sponsors, and advisors to create measurable impact through their investments.

•	Incorporate sustainability into our culture and decision making to deliver a positive social impact, increase Client and employee engagement, and drive market differentiation.
•

Bring innovative solutions to market that address major health concerns in Canada, enabling Clients with existing health challenges to gain access to insurance cost-effectively, while helping them manage their health.

Shape the market and drive growth

•

With the creation of our Sun Life Health business, we will empower Canadians with the support they need throughout their health journey to take action earlier, helping prevent and mitigate health risks. By leveraging our relationships with millions of group benefits Clients, we will strengthen our health offering to Clients, by building on the momentum of our digital health platform, Lumino Health.

•

Continue to mobilize action on Canada’s mental health crisis by leading company executives across the country to act within their workplaces, and inspiring Canadians to take actions that support their mental health.

•

Capture the growing decumulation opportunity and be the retirement income provider of choice, by leveraging our worksite advantage and building seamless planning and asset consolidation capabilities, enabling Clients to benefit from a unified experience.

•	Extend our leadership in the growing Canadian pension risk transfer market, assisting employers in managing and de-risking their defined benefit pension plans.
•

Advance our distribution and product capabilities to continue to scale and accelerate SLGI as a growth engine within Canada, empowering Clients with more convenient access to investment solutions and a holistic product suite to meet their asset management needs.

Think and act like a digital company

•

Transform and digitize all aspects of the Client, advisor and plan sponsor journeys, with process enhancements and innovative data and analytic capabilities, enabling deeper personalization for our Clients.

•

Continue to augment predictive underwriting models, utilizing advanced data analytics and predictive modelling to enhance our Client experience with easier access to products, while minimizing underwriting risk.

•

Build and scale an omni-channel advice and service model to meet all Client needs and expand our reach in the market, combining face-to-face advisors and a best-in-class digital platform to offer Clients flexibility to move across channels seamlessly, including direct access through self-serve platforms and capabilities.

•	Expand our Client reach and engagement, delivering proactive and personalized interactions to help our Clients achieve their health and financial goals.
•	Develop and grow our digital business platforms, including my Sun Life, making it easier and more convenient for our Clients to access the resources they need.

(1)	Achieved 4.0 or above overall annual user rating on both Apple App Store and Google Play Store, since its inception in 2011.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	25

Outlook

Client expectations across all cohorts are rapidly changing, driving higher demand for personalized experiences that are aligned with their needs, while being quicker and seamless. In addition, evolving mental, physical and sociological needs across the Canadian population is increasing the need to provide tailored solutions within the health market. We continue to embrace these changes and evolve our diversified business model in response to the shifting Canadian market, by accelerating key investments and expanding our Client offerings, while maintaining strong financial, risk and capital management practices.

Financial security and health are two primary preoccupations for Canadians. It drives the need for asset and wealth management, as well as life and health protection, while presenting opportunities for integrated solutions. Each individual’s needs vary as they progress through different life stages, requiring diverse offerings, holistic advice and a personalized, evolving plan throughout their wealth and health journeys. Accumulation and decumulation of wealth remains top of mind as Clients seek investment options with financial returns aligned with their goals.

In addition, while Canadians continue to live longer and desire digital health experiences, the impact and instances of mental health continues to be more prevalent than ever. We recognize the need to expand our role to provide support for Canadians’ health and well-being. This includes our focus on mental health and improving health outcomes through solutions that will ensure our Clients have the resources and support available to develop and maintain a positive mental health environment.

Business Units

Business	Description	Market position

Individual Insurance & Wealth

• Provides holistic advice to individuals to help them and their families achieve lifetime financial security, and live healthier lives, leveraging a broad suite of life and health insurance and investment products.

• Products distributed via multi-channel distribution model consisting of the SLFD network(1), third-party channels, including independent brokers and broker-dealers, and direct-to-consumer.

• 1st place market position by premiums within the individual life and health market and 2nd place for Individual Critical Illness Insurance based on premiums(2)

• 1st in fixed product sales(2) and 4th place market position by total wealth deposits and premiums(2)

Sun Life Health

• In 2021, we announced the creation of Sun Life Health business. This new business unit brings Group Benefits and Lumino Health together. Sun Life Health will provide Clients with personalized and on-demand digital health experiences that will empower them to take action on their health earlier, ultimately improving their health outcomes.

• Provides group insurance products in Canada, including life, dental, extended health care, disability and critical illness, to employers of all sizes.

• Leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans.

• Products distributed by sales representatives in collaboration with independent advisors, benefits consultants and the SLFD.

• 1st place group benefits provider in Canada for the 9th consecutive year(3)

Group Retirement Services

• Provides defined contribution pension plans and defined benefit solutions in Canada to employers of all sizes.

• Leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans.

• Defined Benefit Solutions offers an expanding range of innovative de-risking solutions for defined benefit pension plans.

• Products distributed by sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors.

• Planning and asset consolidation capabilities for current and former plan members to benefit from a simplified and seamless experience with a single provider.

• Ranked 1st in the defined contribution market based on total Capital Accumulation Plan assets for the 19th consecutive year(4) • Ranked 1st in the defined benefit solutions annuity market(2)

(1)	Sun Life Financial Distribution (“SLFD”) is our proprietary career advisory network.
(2)	LIMRA Market Share as of third quarter 2021, on a year-to-date basis.
(3)	Based on revenue for year ended December 2020 from 2021 Group Benefits Provider Report.
(4)	Fraser Pension Universe Report (based on year-ended December 2020).

26	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Financial and Business Results

($ millions)	2021	2020

Individual Insurance & Wealth	911	36

Sun Life Health(1)	271	422

Group Retirement Services	376	259

Reported net income - Common shareholders	1,558	717

Less: Market-related impacts(2)	474	(392)

Assumption changes and management actions(2)	40	32

Other(2)(3)	(87)	4

Underlying net income(4)	1,131	1,073

Reported ROE (%)(4)	19.8%	9.8%

Underlying ROE (%)(4)	14.4%	14.7%

Insurance sales(4)	852	779

Wealth sales(4)	19,854	19,938

(1)	Effective Q4 2021, we began reporting on the performance and results of Sun Life Health, which brings our Group Benefits business and Lumino Health platform together.
(2)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.

(3)	Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(4)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Profitability

In 2021, Canada’s reported net income of $1,558 million increased $841 million or 117.3% compared to 2020, driven by favourable market-related impacts. Underlying net income of $1,131 million increased $58 million or 5%, driven by business growth, partially offset by experience-related items and an investment impairment in earnings on surplus. Experience in the year included favourable credit, investing activity gains, and favourable mortality. These factors were partially offset by unfavourable morbidity reflecting lower disability claims resolutions, while pricing actions were in line with higher disability claims volumes. Unfavourable expense experience also contributed to the offset.

Growth

Canada insurance sales increased by $73 million or 9% in 2021 compared to 2020. Individual insurance sales were $489 million, an increase of $131 million or 37%, driven by higher participating whole life insurance sales. Sun Life Health sales were $363 million, a decrease of $57 million or 14%, reflecting lower large case group benefits sales.

Canada wealth sales were in line with the prior year. Individual wealth sales were $9.0 billion, an increase of $1.5 billion or 20%, driven by higher mutual fund sales. GRS sales were $10.9 billion, a decrease of $1.6 billion or 13%, reflecting lower defined contribution sales and retained business, partially offset by increased asset consolidations and rollovers.

AUM for our wealth businesses, including GRS, was $165.2 billion as at December 31, 2021, an increase of $14.4 billion or 9.5% compared to December 31, 2020, driven by improved markets and net inflows.

Profitability and Growth by Business Unit

Individual Insurance & Wealth

Individual Insurance & Wealth’s reported net income of $911 million increased $875 million in 2021 compared to 2020, driven by favourable market-related and ACMA impacts, favourable credit experience and business growth, partially offset by lower investing activity and a par allocation adjustment.

Individual life and health insurance product sales were $489 million in 2021, an increase of $131 million or 37% compared to 2020. As noted above, the increase was driven by higher participating whole life insurance sales. Individual wealth product sales were $9.0 billion in 2021, an increase of $1.5 billion or 20% compared to 2020, driven by higher mutual fund sales.

Sun Life Health

Sun Life Health’s reported net income of $271 million decreased $151 million or 36% in 2021 compared to 2020, reflecting unfavourable ACMA impacts and morbidity experience, partially offset by improved expense experience and business growth.

Sun Life Health sales were $363 million in 2021, a decrease of $57 million or 14% compared to 2020, reflecting lower large case group benefits sales.

Group Retirement Services

GRS’s reported net income of $376 million increased $117 million or 45% in 2021, compared to 2020, driven by favourable credit experience, business growth and favourable market-related impacts.

GRS sales were $10.9 billion in 2021, a decrease of $1.6 billion or 13% in 2021 compared to 2020, driven by lower defined contribution sales and retained business, partially offset by increased asset consolidations and rollovers. Assets under administration was $142.1 billion as at December 31, 2021, an increase of $16.2 billion or 13% compared to December 31, 2020, driven by improved market movement and net inflows.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	27

2. U.S.

Our U.S. business group is one of the largest group benefits providers in the U.S. market, serving employees and their families at more than 55,000 workplaces of all sizes across the country with employer-sponsored insurance products and solutions. In addition, our U.S. business manages an in-force block of more than 90,000 individual life insurance policies.

Business Units
• Group Benefits		• In-force Management

2021 Highlights

Helping Clients improve health outcomes and get the coverage they need

•

Introduced Health Navigator powered by PinnacleCare, a unique medical stop-loss platform that guides members through the complex U.S. health-care system. Health Navigator helps Clients get the right care to create better health outcomes and experiences, while reducing costs.

•

Launched Stitch in select states, an innovative supplemental health offering that members can buy directly from Sun Life online or via mobile any time of year without the need for employer administration. Stitch also helps protect part-time and gig workers, who are not typically eligible for employee benefits.

•	Increased the number of employees covered on the Sun Life + Maxwell Health platform by 70% compared to the prior year, contributing to a 4% increase in employee benefits sales.
•	Broadened the FullscopeRMS portfolio with a supplemental health offering to help more Clients cover out-of-pocket costs resulting from treatment for health conditions.
•	In-force Management paid the highest amount of claims in its history at more than US$1 billion, continuing to help Clients at a time they needed it most.

Growing our business

•

Sales reached another new high, growing by 13% to US$1.2 billion compared to strong performance in 2020, driven by growth in both medical stop-loss and employee benefits reflecting continued demand for our digital and virtual capabilities.

•

On July 1, 2021, Sun Life completed its acquisition of Pinnacle Care International, Inc, which joined our U.S. medical stop-loss business. PinnacleCare provides leading health care navigation and medical intelligence services improving the employee experience when facing a serious medical condition.

•

Added new FullscopeRMS partners for our Disability, Life, Absence, Stop-Loss, and Supplemental Health products. Momentum continued in the new Absence offering where the number of members covered grew from 36,000 to 114,000 in 2021.

•

On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc. (“DentaQuest”), the largest provider of Medicaid dental benefits in the U.S., with a growing presence in Medicare Advantage and commercial products, serving more than 33 million members overall. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits, while contributing to our emphasis on fee-based earnings and businesses which generate higher ROE.

Thinking and acting like a digital company

•

Launched our new absence management solution, simplifying the administration of paid and unpaid leaves by providing members an intuitive experience with state-of-the-art technology, faster decisions and payments. Digital enhancements have made filing claims easier and more efficient, with online submissions up significantly compared to last year.

•

Expanded our absence management offering with AbsenceTech BundleSM, a cost-effective solution for smaller, self-administered employers, providing access to a digital self-administration absence technology platform with support from Sun Life experts.

•

Expanded our digital connectivity capabilities and launched Sun Life Link, a broad portfolio of connection solutions including Application programming interfaces (“APIs”) with prominent human capital management and benefits administration systems. These connections alleviate manual administrative tasks for HR professionals, automate processes, and improve accuracy for HR administrators, while generating faster decisions and real-time notifications for employees.

•

Continued to leverage our industry-leading medical stop-loss Clinical 360 program that analyzes claim and clinical data for opportunities to reduce costs for employers and members, saving Sun Life and our Clients US$25 million in 2021.

•	Launched Sun Life Onboard, a stream-lined digital process that reduces the administrative time for new Clients, getting them onboarded in a faster, more seamless way.

Strategy and Outlook

Sun Life is part of the large, complex, and rapidly changing U.S. benefits ecosystem. With health-care costs continuing to rise, employees are becoming more responsible for health and benefits costs. Meanwhile, many Americans are underinsured for key financial risks without sufficient life or disability insurance.

Our strategy is centred on being a leader in health and benefits in the U.S. We are focused on helping Clients improve health outcomes and reduce costs, delivering tools that make it easier to do business with us, and helping members close coverage gaps. We are committed to diversity, equity and inclusion in our workforce and support a future of work built on flexible work styles. This will help us continue to increase employee engagement and attract and retain top talent to meet and exceed the needs of our Clients. We remain committed to being a business known for doing the right thing, guided by our Purpose of helping Clients live healthier lives by getting them the right care at the right time at the right cost.

Help Clients improve health outcomes, experiences and costs

•	Help Clients navigate the complex health care system, get the care they need, and influence health outcomes.
•	Continue to provide industry-leading medical stop-loss expertise and innovative risk management solutions to help self-funded employers and health plans solve for rising health care costs.
•	Leverage our data and analytics capabilities to identify opportunities and new solutions to help employers and their employees reduce health care costs and improve health outcomes.

28	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Be a digital leader, enhancing the digital experience and make it easier to do business with us

•	Expand our ability to integrate with other major platforms in the health and benefits ecosystem, delivering an automated and more efficient Client experience.
•

Drive digital expansion through new capabilities and partnerships while leveraging existing assets to deliver predictive and personalized analytics to help members make decisions that are right for them.

•

Leverage digital tools to increase Client interactions and elevate content to drive sales and virtual engagement, enhancing selling effectiveness and delivering deeper insights for brokers and employers.

Help members close coverage gaps and select the right benefits

•	Continue to help members optimize the coverage they need through clear benefits communication, simple product packages, and excellent enrollment support.
•

Grow our national accounts business with a focus on our expanded supplemental health and voluntary offerings and our integrated disability and absence claims management process, helping employers comply with complex regulations and giving more Americans access to paid leave.

•	Drive more growth in FullscopeRMS by leveraging the recently expanded suite of turnkey solutions for insurance company and health plan partners.

Help In-force Management policy-owners achieve lifetime financial security, while effectively managing our operations

•	Continue to provide excellent service to our over 90,000 individual insurance policy-owners.
•	Optimize the value of the business by implementing opportunities to improve profitability, including expense efficiencies and alternative investment strategies.
•	Effectively manage risk and capital through reinsurance and via product offerings for converting or maturing policies.

Outlook

The pandemic continues to impact the U.S. group benefits industry, especially as COVID-19-related deaths in the working-age population increased significantly in the second half of 2021. Our diversified business model has supported our performance throughout the pandemic, as strong medical stop-loss and In-force Management results offset unfavorable COVID-19 impacts in our employee benefits business. It is difficult to predict the direct and indirect impacts of the pandemic going forward, but we continue to be here for our Clients in the moments that matter most, paying more than $300 million in claims to families impacted by COVID-19 in 2021.

The U.S. health and employee benefits ecosystem is large and growing with Clients becoming increasingly aware of the value of our products and services. These markets remain competitive, but we are committed to growing profitably by leveraging our leadership position, deep expertise, and new capabilities to extend further into the health services space. With our acquisition of PinnacleCare and plan to acquire DentaQuest, more than 70% of our active U.S. business will be in health care products and services. We expect to close the DentaQuest acquisition during the first half of 2022.

We have advocated for and collaborated with members of Congress to encourage the passage of a Federal Paid Family and Medical Leave program. If enacted, the proposal we support would expand coverage to all Americans, and give employers the flexibility to provide these benefits through insurers. We continue to monitor other possible legislative changes to key areas impacting our business, including federal data security and privacy legislation, modifications to the Affordable Care Act, and changes to corporate tax rates.

Business Units

Business	Description	Market position

Group Benefits

• Provides group insurance products and services, including life, long-term and short-term disability, absence management, medical stop-loss, dental, vision, voluntary and supplemental health insurance such as hospital indemnity, accident and critical illness.

• Stop-loss insurance provides employers who self-insure their employee health plans with protection against large claims.

• Products distributed through more than 32,000 independent brokers and benefits consultants, supported by approximately 175 employed sales representatives.

• Serves more than 55,000 employers in small, medium and large workplaces across the U.S.

• FullscopeRMS, provides turnkey solutions for disability, absence management, stop-loss and supplemental health coverages and capabilities including underwriting services, claims administration, product development, actuarial and policy administration.

• Largest independent medical stop-loss provider(1)

• Largest turnkey disability provider(2)

• One of the largest preferred. provider organization (“PPO”) dental networks with 130,000 unique dentists(3)

• Top ten group life and disability benefits provider(4)

In-force Management	• Provides more than 90,000 individual life insurance policies, primarily universal life and participating whole life insurance.

(1)

Ranking compiled by Sun Life based on data contained in the 2020 Accident and Health Policy Experience Report from the National Association of Insurance Commissioners (“NAIC”). An independent stop-loss carrier is defined as a stop-loss carrier that does not also sell medical claim administration services.

(2)	Based on annual 2020 NAIC Accident and Health Policy Experience Report and DRMS market expertise.
(3)	Based on unique dentist count from Zelis Network Analytics data as of September 2020. Nationwide counts are state level totals.
(4)	Based on LIMRA 2020 Annual U.S. Sales & In-Force Reports for group term life, group short-term disability, and long-term disability insurance.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	29

Financial and Business Results

(US$ millions)	2021	2020

Group Benefits	247	331

In-force Management	152	(140)

Reported net income - Common shareholders	399	191

Less: Market-related impacts(1)	74	6

Assumption changes and management actions(1)	(80)	(236)

Acquisition, integration and restructuring(1)	(8)	(4)

Underlying net income(2)	413	425

Reported ROE (%)(2)	13.6%	6.9%

Underlying ROE (%)(2)	14.0%	15.3%

After-tax profit margin for Group Benefits (%)(2)(3)	5.7%	8.0%

Insurance sales(2)	1,244	1,102

(C$ millions)

Reported net income - Common shareholders	499	257

Less: Market-related impacts(1)	93	8

Assumption changes and management actions(1)	(101)	(313)

Acquisition, integration and restructuring(1)	(11)	(6)

Underlying net income(2)	518	568

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.

(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	Based on underlying net income, on a trailing four-quarter basis. See section L - Non-IFRS Financial Measures in this document.

Profitability

In 2021, U.S’s reported net income of US$399 million increased US$208 million compared to the same period in 2020, driven by ACMA impacts largely pertaining to In-force Management and an increase in the value of our real estate investments. Underlying net income decreased US$12 million or 3%, reflecting US$105 million(1) primarily from elevated COVID-19 impacts on the working-age population. In addition, experience in the year included investing activity gains and favourable credit, partially offset by unfavourable expense experience. Foreign exchange translation led to a decline of $42 million in reported net income and $40 million in underlying net income.

The trailing four-quarter after-tax profit margin for Group Benefits was 5.7% as of the fourth quarter of 2021, compared to 8.0% as of the fourth quarter of 2020.

Growth

U.S. insurance sales increased by US$142 million or 13% in 2021 compared to 2020, driven by growth in medical stop-loss and employee benefits sales.

Acquisition of PinnacleCare

On July 1, 2021, we completed the acquisition of PinnacleCare, a leading U.S. health care navigation and medical intelligence provider, for $110 million (US$85 million). PinnacleCare joins our U.S. Group Benefits business in the medical stop-loss organization, the largest independent medical stop-loss provider in the country. The acquisition expands our medical stop-loss business beyond the traditional model that reimburses employers after care has occurred, to one that engages employees at diagnosis to help improve the entire care experience and outcomes for both the employee and employer. For additional information, refer to Note 3 of our Consolidated Financial Statements for the period ended December 31, 2021.

Profitability by Business Unit

Group Benefits

Group Benefits’ reported net income of US$247 million decreased US$84 million or 25% in 2021 compared to 2020, reflecting unfavourable mortality in employee benefits and unfavourable ACMA impacts. Morbidity was in line with the prior year, as the favourable impact in medical stop-loss was largely offset by employee benefits.

In-force Management

In-force Management’s reported net income of US$152 million increased US$292 million in 2021 compared to 2020, driven by less unfavourable ACMA, and favourable market-related impacts and mortality.

(1)	$135 million in Canadian dollars.

30	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

3. Asset Management

Our Asset Management business group is comprised of MFS and SLC Management. MFS is a premier global asset manager which offers a comprehensive selection of financial products and services that deliver superior value and actively manages assets for retail and institutional investors around the world. SLC Management is a global institutional asset manager with capabilities across public and private credit, fixed income, real estate and infrastructure.

Business Units
• MFS Investment Management		• SLC Management

2021 Highlights

•	We ended 2021 with $1.06 trillion in assets under management consisting of $875.2 billion (US$692.8 billion) from MFS and $183.9 billion from SLC Management.

MFS

•	MFS generated record high ANA, revenues and net income during 2021.
•	2021 marked the third straight year where MFS posted net retail inflows in every quarter.
•

Delivered strong long-term investment performance with 97%, 96%, and 80% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively, as at December 31, 2021.

•

MFS joined the Net Zero Asset Managers Initiative, a global group of asset managers committed to supporting the goal of net-zero greenhouse gas emissions by 2050, or sooner, by working with their clients across their portfolios.

•	Sustained a strong pre-tax net operating profit margin ratio for MFS of 41%, up from 39% in 2020.

SLC Management

•

On January 5, 2021, we completed the acquisition of a majority stake in Crescent Capital Group, a global alternative credit investment manager, forming the alternative credit investing pillar of SLC Management. For additional information, refer to Note 3 of our 2021 Consolidated Financial Statements.

•

SLC Management achieved net flows of $33 billion through strong capital raising across all of our affiliate managers, capitalizing the momentum of investor demand across a broad range of asset classes, products and geographies, demonstrating the breadth and diversity of the platform.

○

Of the record capital raised in 2021, Crescent Capital Group produced over a third as it executed on capital raises in two flagship funds, while BGO achieved an over 40% increase in capital raising relative to 2020.

○	There are opportunities to offer the entire product shelf to our Clients and we have made tangible progress in cross-selling, particularly to our Fixed Income Clients.
○	SLC Management achieved a record AUM of $184 billion; excluding the Crescent Capital acquisition, AUM was up 19% compared to the prior year.
•	We continued to build on our commitment to sustainable investing:
○	Our affiliate managers, InfraRed and BGO joined the Net Zero Asset Managers initiative, pledging to achieve net-zero emissions for their portfolios by 2050.
○	Added global ESG expertise to its diverse investment platform through the appointment of a Global Head of ESG.

Strategy and Outlook

Our strategy is to provide investment products through MFS and SLC Management that will deliver growth in active asset management as well as LDI and alternative asset classes. MFS competes primarily in the global institutional, U.S. retail and select non-U.S. retail markets. SLC Management leverages Sun Life’s long-standing expertise in LDI and private asset class investments, augmented by the specialized alternative capabilities of SLC Management’s affiliate managers, to offer customized investment solutions to institutional investors.

MFS: Continue to deliver superior investment performance while allocating capital responsibly for our Clients

MFS’s active management strategy focuses on delivering value to our Clients over the long term. Our relative performance puts us in a strong competitive position over other asset managers:

•

With increasing market volatility and a successful track record, MFS is well-positioned to attract flows from all Client sectors that are seeking risk-managed capital appreciation over the long term based on our disciplined, long-term approach. We are engaging Clients to align with MFS to focus on longer investment horizons, to leverage our proven ability to deliver over benchmark performance through a market cycle.

•	Our strong leadership on ESG is embedded in our overall investment approach of allocating capital responsibly on behalf of our Clients.
•

Our continued strategic focus to build out institutional fixed income product and sales capabilities and broaden our non-U.S. retail initiatives enables us to meet Clients’ unique and local needs. As COVID-19 restrictions on travel lift, we will be able to make more in-person visits with new and prospective clients to better present our capabilities.

•	MFS strives to maintain margins in the top quartile of active managers while maintaining our commitment to provide long-term value to Clients.
•	Continue to focus on diversity at all levels and promoting an inclusive culture.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	31

SLC Management: Help investors meet their investment objectives by offering a broad suite of alternative asset classes and fixed income strategies

We are well-positioned to take advantage of key trends in our target markets:

•	Growing demand for alternative investments due to low nominal interest rates
•	An increasing focus by investors on ESG and sustainability issues
•	Outsourcing of asset management by insurance companies, and
•	Consolidation of investment manager relationships by institutional investors.

Our strategy is to continue to deliver superior investment performance, expand and deepen our distribution relationships and build out our product lineup. SLC Management is positioned for growth over the medium-term and aligned with our objectives(1) to achieve AUM of $225 billion, operating margin of 30%-35%, and underlying net income of $225 million by 2025. We offer our Clients a compelling suite of investment capabilities to meet their needs, including:

•	Leading public and private fixed income capabilities, spanning both investment grade and alternative credit
•	Global real estate expertise across both equity and debt and
•	Global infrastructure capabilities.

Outlook

MFS

We continued to see consolidation in the asset management industry as changes are driving clients and platforms to consolidate assets into fewer investment firms. Within this context, we believe that we have the scale, proven long-term track records and broad product portfolios to take advantage of this opportunity to gain market share. Active asset managers continue face headwinds from passive investment products and downward pressure on fees. To address these headwinds, we will continue to grow our retail business outside the U.S and to diversify our global business with fixed income products. Outside the U.S., we are looking to build local infrastructure with in-country resources, incorporating local language websites and sales materials, as well as partnering with local firms who distribute our products. For our fixed income initiative, we continue to enhance our dedicated infrastructure, build our long-term track records and improve our Client engagement.

SLC Management

We expect to see continued investor demand for yield-oriented fixed income and alternative asset classes, as yields around the world continue to remain at or near historic lows. We believe we are well-positioned to meet this demand with our platform of world-class investment capabilities, complimentary businesses that drive product and distribution opportunities, and global resources that come from being part of Sun Life. The investment capabilities we use for our Clients are the same capabilities that we use in managing the general account of Sun Life Financial; this facilitates co-investment opportunities that result in an alignment of interest with our Clients and enables SLC Management’s speed to market for products.

Business Units

Business	Description	Market position

MFS

• Actively manages assets for retail and institutional investors, including pension plans, sovereign wealth funds, monetary authorities, and endowments and foundations.

• Retail products are distributed through financial advisors, brokerages and other professionals.

• Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants.

• US$693 billion in AUM. • The 10th largest U.S. Retail funds manager(1)
SLC Management

• SLC Management delivers public and private credit, fixed income, real estate and infrastructure solutions to Clients through a group of affiliate managers, including:

• BentallGreenOak, a global real estate investment manager.

• InfraRed Capital Partners, a global infrastructure and real estate investment manager headquartered in London, UK.

• Crescent Capital Group, a U.S.-based global alternative credit investment manager.

• SLC Management, a North American institutional asset manager specializing in investment grade public and private fixed income portfolios.

• Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants.

• $184 billion in AUM.

(1)	As reported by ISS Market Intelligence Simfund based on AUM as at December 31, 2021.

(1)

Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in section O - Forward-looking Statements - Medium-Term Financial Objectives.

32	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Financial and Business Results

Asset Management (C$ millions)	2021	2020

Reported net income - Common shareholders	892	980

Less: Fair value adjustments on MFS’s share-based payment awards(1)	(186)	(92)

Acquisition, integration and restructuring(1)(2)(3)	(247)	(56)

Other(1)(4)	(21)	—

Underlying net income(5)	1,346	1,128

Assets under management (C$ billions)(5)(6)	1,059.2	891.9

Gross flows (C$ billions)(5)(7)	193.1	190.0

Net flows (C$ billions)(5)(7)	21.1	17.2

MFS (C$ millions)

Reported net income - Common shareholders	1,049	942

Less: Fair value adjustments on MFS’s share-based payment awards(1)	(186)	(92)

Underlying net income(5)	1,235	1,034

Assets under management (C$ billions)(5)	875.2	776.8

Gross flows (C$ billions)(5)	150.1	178.3

Net flows (C$ billions)(5)	(11.4)	17.7

MFS (US$ millions)

Reported net income - Common shareholders	836	704

Less: Fair value adjustments on MFS’s share-based payment awards(1)	(149)	(70)

Underlying net income(5)	985	774

Pre-tax net operating profit margin ratio for MFS(5)	41%	39%

Average net assets (US$ billions)(5)	657.8	525.4

Assets under management (US$ billions)(5)(8)	692.8	610.2

Gross flows (US$ billions)(5)	119.7	132.8

Net flows (US$ billions)(5)	(9.2)	13.1

Asset appreciation (depreciation) (US$ billions)	91.7	69.7

S&P 500 Index (daily average)	4,266	2,942

MSCI EAFE Index (daily average)	2,289	1,853

SLC Management (C$ millions)

Reported net income - Common shareholders	(157)	38

Less: Acquisition, integration and restructuring(1)(2)(3)	(247)	(56)

Other(1)(4)	(21)	—

Underlying net income(5)	111	94

Assets under management (C$ billions)(5)(6)	183.9	115.1

Gross flows (C$ billions)(5)(7)	43.0	11.7

Net flows (C$ billions)(5)(7)	32.5	(0.5)

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.

(2)

Amounts relate to acquisition costs for our acquisition of a majority stake in BentallGreenOak (“BGO acquisition”), our acquisition of a majority stake in InfraRed Capital Partners (“InfraRed acquisition”), and the Crescent acquisition, which include the unwinding of the discount for Other financial liabilities of $59 million in 2021 ($47 million in 2020).

(3)

Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $153 million in 2021.

(4)	Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(5)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(6)

Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section L - Non-IFRS Financial Measures in this document.

(7)

Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section L - Non-IFRS Financial Measures in this document.

(8)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	33

Profitability

In 2021, Asset Management’s reported net income of $892 million decreased $88 million or 9% compared to 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities(1) and higher fair value adjustments on MFS’s share-based payment awards, partially offset by an increase in underlying net income of $218 million. The increase in underlying net income was driven by a 19% increase in MFS and an 18% increase in SLC Management. Foreign exchange translation led to a decline of $67 million in reported net income and $85 million in underlying net income.

Growth

Asset Management’s AUM increased by $167.3 billion or 18.8% as at December 31, 2021 compared to December 31, 2020, driven by asset appreciation of $120.3 billion, the Crescent acquisition of $39.1 billion and net inflows of $21.1 billion.

Profitability and Growth by Business Unit

MFS

In 2021, MFS’s reported net income of US$836 million increased US$132 million or 19% compared to 2020, driven by an increase in underlying net income of US$211 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased, driven by higher ANA, partially offset by higher variable compensation expenses and lower net investment returns.

MFS’s AUM increased by US$82.5 billion or 14% as at December 31, 2021 compared to December 31, 2020, driven by asset appreciation of US$91.7 billion, partially offset by net outflows of US$9.2 billion.

SLC Management

In 2021, SLC Management’s reported net loss was $157 million, compared to reported net income of $38 million in 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities. Underlying net income of $111 million increased $17 million or 18%, driven by gains on real estate seed investments and results from our acquisitions, partially offset by higher performance fees in the prior year.

SLC Management’s AUM increased by $68.8 billion or 60% as at December 31, 2021 compared to December 31, 2020, driven by the Crescent acquisition of $39.1 billion, net inflows of $32.5 billion and asset appreciation of $5.9 billion. These factors were partially offset by Client distributions of $6.4 billion.

4. Asia

Our Asia presence provides us with a strong footprint to take advantage of the high growth prospects in the region. We operate in eight Asian markets, delivering value to over 21 million Clients. Local Markets provides asset management, wealth, protection and health solutions through a multi-channel distribution approach. International Hubs offers leading insurance and wealth products through agency and broker distribution, including life insurance solutions, to High Net Worth families and individuals.

Business Units
• Local Markets		• International Hubs

2021 Highlights

Growth in scale and distribution

•	We ended 2021 with $63.5 billion in total AUM in our asset management and wealth businesses, up 2 billion from the prior year.
•

In Vietnam, we are now the 4th largest bancassurance player and the 6th largest life insurer based on sales, up from 13th in 2020, driven by the rapid growth of our new bancassurance partnerships and the success of our agency force.

•

In the Philippines, we established SLIMTC(2) to provide multi-strategy, local and global portfolio management services to deliver superior risk-adjusted returns for both individual and institutional investors.

•

In Singapore, we launched our first High Net Worth life insurance product which helps Clients grow, protect and transfer their wealth to the next generation. This extends our presence to eight markets in Asia and reinforces our position in the international High Net Worth life insurance market.

•

Established a relationship with MDRT Academy(3), an association helping financial professionals accelerate their careers, to supplement our existing elite advisor training program, the Brighter Academy. This partnership will support our goal of having the most respected advisors in the industry.

•

Successful initial public offering of our India asset management joint venture, Aditya Birla Sun Life Asset Management Company Limited (“ABSLAMC”)(4), which generated a gain of $362 million (post-tax $297 million).

(1)	Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)	Sun Life Investment Management and Trust Corporation (“SLIMTC”).
(3)	Million Dollar Round Table (“MDRT”).
(4)

As a result of the initial public offering (“IPO”), our holding of ABSLAMC was reduced by 12.5%. After the IPO, we retained indirect ownership of the listed entity of 36.5%. Shares of ABSLAMC began trading on the BSE Limited and the National Stock Exchange of India Limited on October 11, 2021.

34	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Putting Client Impact at the centre of everything we do

•	We launched SunCanvas, a new scalable virtual solution for advisors to enhance Client experiences and increase non-face-to-face sales capabilities in the Philippines, Hong Kong, Indonesia and Vietnam.
•

In the Philippines, we launched GoWell Studio, a premier digital on-demand wellness platform that includes virtual exercise programs, guided meditation sessions, and healthcare awareness and education content, amongst a variety of other features.

•

We rolled out major upgrades to SunSmart, our digital point of sales tool, including straight-through processing capabilities in the Philippines for six key products and non-face-to-face sales capabilities in Malaysia.

Embed sustainability into our business to drive value creation and align with our Purpose

•	We launched the Sun Life AM Hong Kong ESG Index Fund (SLHKEIB), bringing the first Hang Seng ESG 50 Index fund to investors in Hong Kong.
•	We were the first Malaysian insurance company to launch an ESG investment-linked fund, the Global Sustainable Equity Fund, partnering with Nomura Asset Management.

Strategy and Outlook

To achieve our ambitious growth objectives, we will continue to fortify our operations in our established markets and capitalize on new opportunities in our existing markets. We are dedicated to building distribution excellence and offering a seamless, digitally powered Client experience. We will continue to foster our strong and distinctive culture, while attracting, developing and empowering high calibre talent. We will embed sustainability into our business, as we engage Clients along their journeys towards lifetime financial security and healthier lives. Our areas of focus for Asia are to:

Continue to build distribution excellence and scale

•

Expand our reach across channels and segments to serve the growing insurance markets in Asia, by offering a diversified product lineup through a holistic sales advice process, including expanding our wealth and health solutions.

•	Deliver a multi-channel experience engaging Clients where, when and how they wish.
•	Create a unique brand in each market by building on our Most Respected Advisor (“MRA”) program to further develop our professional agency force.
•

Continue to effectively collaborate with existing bancassurance partners, including unlocking the potential of recent deals, and establish new bank relationships, to offer solutions to a wider range of Clients.

•	Grow scale and enhance profitability by offering a holistic set of solutions to deliver on our Purpose of helping Clients to achieve lifetime financial security and live healthier lives.

Think and act like a digital company

•	Digitize our business and leverage common tools and technology platforms across the region to enhance the Client and advisor experiences by making it easier to do business with us.
•	Use data and analytics to drive advancement in prospect conversion, Client retention, advisor productivity, recruitment and training, with a focus on distribution quality.
•	Increase engagement of prospective and existing Clients by being more personal, proactive, and predictive.

Embed sustainability into our business to drive value creation, positive impact, and align with our Purpose

•	Provide quality advice and offer relevant financial solutions to enable Clients to plan and protect themselves from adverse financial events and invest for their future.
•	Become a partner in our Clients’ health journeys, by offering a wider set of valued health solutions and deepen the level of engagement across the Client relationship.
•	Fully embed ESG into our investment processes and introduce ESG investment opportunities for our Clients.

Outlook

Our diversified business, with a multi-country presence and multi-channel distribution, positions us to capture opportunities as they arise, and protects our business against adverse economic or regulatory cycles in any one market. We expect that the region’s economic growth will continue, despite the uncertainties and short-term headwinds from COVID-19, and that rapid wealth creation, coupled with low penetration rates for insurance, will result in sustained growth across all of our distribution channels and markets over the medium-term. In addition, we expect to continue to reach more Clients by expanding and deepening our high-quality agency force and diverse network of bancassurance partners. Furthermore, we feel confident that our position among the global leaders in the international High Net Worth space will continue to generate value and positive outcomes for Clients.

Economic and geopolitical uncertainty, as well as intense competition, continue to pose challenges to our businesses, and these are further intensified by the ongoing pandemic. However, our steadfast dedication to our Purpose and our Clients, strengthening market positions, key strategic relationships, investments in digital and analytics, and our ability to leverage Sun Life’s global expertise position us well for the future. As local governments continue to download responsibilities in both the retirement and health spaces, we are well-equipped to offer current and prospective Clients a diverse range of products and solutions.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	35

Business Markets

Business	Description	Market Position
Local Markets

Philippines(1)

• Individual and group life and health insurance products to individuals and businesses through a multi-channel distribution network.

• Asset management for individual and institutional Clients through agency, brokerage, bancassurance and digital partners.

• #1 ranked insurance company based on total premium(2) • #1 largest mutual fund operation in the country(3)

Indonesia	• Individual life and health insurance and creditor life insurance through agency, telco arrangements and banks, including a bancassurance partnership with CIMB Niaga, Indonesia’s 5th largest bank	• 11th ranked insurance company(4)

Vietnam

• Individual insurance and pensions distributed through agency, corporate sales, and digital distribution channels and partnerships, including exclusive bancassurance agreements with TPBank(5) and ACB(5)

• 6th ranked insurance company(6)

Malaysia(7)	• Individual and group insurance through banks and telco arrangements, including an exclusive bancassurance agreement with CIMB Bank, Malaysia’s 2nd largest bank, and a growing agency force.	• 4th in bancassurance sales, 7th overall(8)

India(9)

• Individual and group insurance, savings and retirement products through agency, brokerage and bancassurance channels.

• Asset management for both individual and institutional investors through independent financial advisors, banks, and direct distribution channels.

• 7th largest life insurance company in India(10) • 4th largest mutual fund operation in the country(11)

China(12)

• Individual and group life and health insurance and savings products distributed through agency, brokerage, bancassurance and digital channels.

• Institutional asset management, passive third-party asset management and debt financing business through direct distribution.

• 11th ranked life insurance company in China among multinationals(13)

International Hubs

Hong Kong

• Mandatory Provident Fund (“MPF”) and pension administration to individuals and businesses through agency and brokerage distribution.

• Individual and group life and health insurance through agency and brokerage distribution, including life insurance solutions for High Net Worth Clients.

• 3rd largest provider based on AUM, 2nd based on net inflows(14) • Top 10 in Agency for Life Insurance(15)

International	• Individual life insurance solutions for High Net Worth Clients residing outside the U.S. and Canada • Manages a block of International wealth investment products closed to new sales.	• A leader in international High Net Worth life insurance business.

Singapore	• Individual life insurance solutions for High Net Worth Clients in Asia.	• New entrant to the market in 2021.

(1)	Philippines: Includes a joint venture with the Yuchengco Group - Sun Life Grepa Financial, Inc. (49%).
(2)	Insurance Commission of the Philippines, based on Q2 2021 year-to-date total premium income for Sun Life of Canada (Philippines).
(3)	Philippine Investment Funds Association, based on September 2021 ending AUM.
(4)	Indonesia Life Insurance Association industry report, based on Q3 2021 year-to-date first year premiums.
(5)	Tien Phong Commercial Bank (“TPBank”) and Asia Commercial Joint Stock Bank (“ACB”).
(6)	November 2021 year-to-date annualized first year premiums based on data shared among industry players.
(7)	Malaysia: Joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad - Sun Life Malaysia Assurance Berhad (49%), Sun Life Malaysia Takaful Berhad (49%).
(8)	Life Insurance Association of Malaysia and Insurance Services Malaysia Berhad, based on Q3 2021 year-to-date annualized first year premium for conventional and takaful business.
(9)	India: Joint venture with Aditya Birla Group - Aditya Birla Sun Life Insurance Company Limited (49%) and Aditya Birla Sun Life Asset Management Company Limited (36.5% indirect ownership).
(10)	Insurance Regulatory Authority of India, based on Q3 2021 year-to-date first year premiums among private players.
(11)	Association of Mutual Funds in India, based on average AUM for the quarter ended December 31, 2021.
(12)	China: Joint ventures with the China Everbright Group: Sun Life Everbright Life Insurance Company Limited (24.99%), Sun Life Everbright Asset Management Co., Ltd (24.74%).
(13)	China Insurance Regulatory Commission, based on gross premiums for Q3 2021 year-to-date (excluding universal life insurance deposits and pension companies).
(14)	Mercer MPF Market Shares Report, September 2021.
(15)	Insurance Authority of Hong Kong, Provisional Statistics on Hong Kong Long Term Insurance Business, based on Q3 2021 year-to-date annualized first year premiums.

Financial and Business Results

($ millions)	2021	2020

Local Markets	608	265

International Hubs	467	329

Reported net income - Common shareholders	1,075	594

Less: Market-related impacts(1)	61	(77)

Assumption changes and management actions(1)	135	99

Acquisition, integration and restructuring(1)	293	(7)

Underlying net income (loss)(2)	586	579

Reported ROE (%)(2)	17.4%	10.1%

Underlying ROE (%)(2)	9.5%	9.8%

Insurance sales(2)	1,258	1,263

Wealth sales(2)	15,491	10,937

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.

(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

36	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Profitability

In 2021, Asia’s reported net income of $1,075 million increased $481 million or 81% compared to 2020, driven by a $297 million gain from the IPO of our India asset management joint venture, and favourable market-related and ACMA impacts. Underlying net income was in line with the prior year, as business growth and new business gains were offset by experience-related items and unfavourable foreign exchange translation. Experience in the year included unfavourable COVID-19-related mortality of $60 million from our India joint venture(1), the Philippines and Indonesia, as well as expense experience, partially offset by favourable credit. Foreign exchange translation led to a decline of $67 million in reported net income and $40 million in underlying net income.

Growth

Asia insurance sales increased by 6%(2) in 2021 compared to 2020. Individual insurance sales were $1,219 million. Individual insurance sales increased 5%(2), driven by increases in Vietnam, India and the Philippines, partially offset by decreases in Hong Kong.

Asia wealth sales increased by 51%(2) in 2021 compared to 2020, driven by higher sales in India, the Philippines and Hong Kong.

Profitability by Business Unit and Growth by Business Market

Local Markets

Local Markets’ reported net income of $608 million increased $343 million in 2021 compared to 2020, driven by a $297 million gain from the IPO of our India asset management joint venture, business growth, higher new business gains and favourable market-related impacts, partially offset by unfavourable expense and mortality experience, and the unfavourable impacts of foreign exchange translation.

We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity, while maintaining Client focus.

Philippines - On a local currency basis, individual insurance sales increased 21% in 2021 compared to 2020. Mutual and managed fund AUM was $4.3 billion as at December 31, 2021, an increase of 40% compared to 2020, measured in local currency, reflecting strong money market sales.

Agency headcount reached approximately 22,300 at the end of 2021, 14% higher than 2020.

Indonesia - On a local currency basis, individual life insurance sales increased 9% in 2021 compared to 2020, with growth in the bancassurance channel, partially offset by lower sales in agency and telemarketing channel.

Agency headcount was at approximately 5,800 in 2021, an increase of 9% from the previous year-end.

Vietnam - On a local currency basis, individual insurance sales increased 262% in 2021 compared to 2020, driven by the new bancassurance channel and growth in the agency channel.

Agency headcount was almost 5,700 at the end of 2021, 11% lower than 2020, as a result of the impact of COVID-19 and stricter validation criteria.

Malaysia - On a local currency basis, individual insurance sales increased 6% in 2021 compared to 2020, with higher sales in the bancassurance channel.

Malaysia’s agency force was at approximately 840 agents as at the end of 2021, 18% higher than 2020.

India - On a local currency basis, individual life insurance sales increased 21% in 2021 compared to 2020, with growth in all channels. On a local currency basis, gross sales of equity and fixed income funds increased 59%.

India’s agency headcount reached 70,000 at the end of 2021, 14% lower than 2020 reflecting COVID-19 impacts and stricter validation criteria.

Total AUM as at December 31, 2021 was $50.4 billion, of which $18.3 billion is reported in our AUM based on Sun Life’s 36.49% share, 9% higher than 2020.

China - On a local currency basis, individual insurance sales increased 13% in 2021 compared to 2020, driven by growth in the bancassurance channel, partially offset by lower sales in agency and broker channels.

Agency headcount reached 8,400 at the end of 2021, 63% lower than 2020 due to focus on quality.

International Hubs

International Hubs’ reported net income of $467 million increased $138 million or 42% in 2021 compared to 2020, driven by favourable market-related and ACMA impacts, business growth and favourable credit experience, partially offset by the unfavourable impacts of foreign exchange and less favourable morbidity experience.

Hong Kong - On a local currency basis, individual insurance sales decreased 36% in 2021 compared to 2020, reflecting lower sales in the broker channel, partially offset by the agency channel. AUM in our pension business reached $21.5 billion as at December 31, 2021, an increase of 11% compared to 2020, measured in local currency, and pension net flows increased 35% compared to 2020.

Agency headcount increased by 12% from 2020 to approximately 2,500 at the end of 2021.

(1)	Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.
(2)	This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section L - Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	37

International - On a constant currency basis, individual life insurance sales increased 3%(1) in 2021 compared to 2020, due to the competitive environment and market shifts in the first half of 2020.

Singapore - Singapore launched its first High-Net-Worth life insurance product in Q3 2021, driving $6 million of individual life insurance sales in 2021.

5. Corporate

Corporate includes the results of our UK business and Corporate Support.

Business Units

Business	Description

UK

• UK has a run-off block of business consisting of approximately 480,000 in-force life and pension policies, with approximately £10 billion of AUM. Since December 2010, UK has been closed to new business and focuses on supporting existing Clients. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.

Corporate Support

• Corporate Support operations consist of the certain expenses, debt charges, investment income, capital and other items, which pertain to monitoring and oversight of enterprise activities and Corporate treasury functions, which are not allocated to business segments. Corporate Support also includes our Run-off reinsurance business. Coverage in our Run-off reinsurance business includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident policies which are 100% retroceded.

Financial and Business Results

($ millions)	2021	2020

UK	141	193

Corporate Support	(231)	(337)

Reported net income (loss) - Common shareholders	(90)	(144)

Less: Market-related impacts(1)	(1)	—

Assumption changes and management actions(1)	—	39

Acquisition, integration and restructuring(1)	(51)	(48)

Other(1)(2)	10	—

Underlying net income (loss)(3)	(48)	(135)

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.

(2)	Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Profitability

In 2021, Corporate’s reported net loss was $90 million, an improvement of $54 million compared to 2020, driven by the change in underlying net loss, partially offset by unfavourable ACMA impacts. Underlying net loss of $48 million improved $87 million, driven by a lower effective tax rate(2), partially offset by higher expenses.

Profitability by Business Unit

UK

UK’s reported net income of $141 million decreased by $52 million or 27% in 2021 compared to 2020, reflecting less favourable ACMA impacts and lower investing activity.

Corporate Support

Corporate Support’s reported net loss of $231 million improved $106 million or 31% in 2021 compared to 2020, driven by a lower effective tax rate(2), partially offset by unfavourable expense experience and unfavourable mortality experience in the run-off businesses.

(1)	This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section L - Non-IFRS Financial Measures in this document.
(2)	Prior year included an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income.

38	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

 H. Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives including meeting policyholder obligations and maintaining adequate liquidity at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition and ESG profile of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Committee of the Board of Directors (“Risk Committee”) approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency, and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Committee. The Governance, Investment & Conduct Review Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

1. Investment Profile

Total general fund invested assets of $184.5 billion as at December 31, 2021, compared to $177.9 billion as at December 31, 2020. The increase was primarily due net purchases in our invested asset portfolio from general operating activities. This was partially offset by a decline in net fair value from rising interest rates, foreign exchange translation and decline in cash, including the funding of acquisitions. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets:(1)

	December 31, 2021			December 31, 2020

($ millions)	Carrying value	Fair value	% of Total fair value	Carrying value	Fair value	% of Total fair value

Cash, cash equivalents and short-term securities	12,278	12,278	6%	13,527	13,527	7%

Debt securities	88,727	88,727	47%	89,089	89,089	48%

Equity securities	9,113	9,113	5%	6,631	6,631	4%

Mortgages and loans	51,692	55,756	29%	49,946	56,231	31%

Derivative assets	1,583	1,583	1%	2,160	2,160	1%

Other invested assets - financial assets	7,081	7,071	4%	4,167	4,167	2%

Policy loans	3,261	3,261	2%	3,265	3,265	2%

Total financial assets	173,735	177,789	94%	168,785	175,070	95%

Investment properties	9,109	9,109	5%	7,516	7,516	4%

Other invested assets - non-financial assets	1,678	1,678	1%	1,611	1,611	1%

Total invested assets	184,522	188,576	100%	177,912	184,197	100%

(1)

The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

2. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at December 31, 2021, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	39

Debt Securities by Issuer and Industry Sector

	December 31, 2021		December 31, 2020
($ millions)	Total	% of Total	Total	% of Total

Debt securities issued or guaranteed by:

Canadian federal government	7,101	8%	6,489	7%

Canadian provincial and municipal government	17,079	19%	18,242	20%

U.S. government and agency	2,413	3%	2,475	3%

Other foreign government	5,511	6%	6,104	7%

Total government issued or guaranteed debt securities	32,104	36%	33,310	37%

Corporate debt securities by industry sector:(1)

Financials	11,948	14%	11,856	13%

Utilities	8,192	9%	8,243	9%

Industrials	6,596	7%	6,226	7%

Energy	4,279	5%	4,802	6%

Communication services	3,886	4%	3,966	5%

Real estate	2,688	3%	2,767	3%

Health care	2,427	3%	2,172	2%

Consumer staples	2,278	3%	2,051	2%

Consumer discretionary	2,120	2%	1,771	2%

Information technology	1,635	2%	1,495	2%

Materials	1,517	2%	1,625	2%

Total corporate debt securities	47,566	54%	46,974	53%

Asset-backed securities	9,057	10%	8,805	10%

Total debt securities	88,727	100%	89,089	100%

(1)	Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.

Debt Securities by Geography

The carrying value of fair value through profit or loss and AFS debt securities by geographic location is presented in the following table.

	December 31, 2021				December 31, 2020
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total

Debt securities by geography:

Canada	33,028	5,135	38,163	43%	34,005	4,685	38,690	44%

United States	26,678	4,552	31,230	35%	27,183	3,984	31,167	35%

Europe	8,289	1,337	9,626	11%	8,734	966	9,700	11%

Asia	5,249	622	5,871	7%	5,095	600	5,695	6%

Other	2,754	1,083	3,837	4%	2,817	1,020	3,837	4%

Total debt securities	75,998	12,729	88,727	100%	77,834	11,255	89,089	100%

Our gross unrealized losses as at December 31, 2021 for FVTPL and AFS debt securities were $405 million and $122 million, respectively, compared with $94 million and $27 million, respectively, as at December 31, 2020. The increase in gross unrealized losses was largely due to the impact from rising interest rates.

Debt Securities by Credit Rating

Debt securities with a credit rating of “A” or higher represented 73% of the total debt securities as at December 31, 2021, compared to 72% as at December 31, 2020. Debt securities with a credit rating of “BBB” or higher represented 99% of total debt securities as at December 31, 2021, compared to 98% as at December 31, 2020.

40	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

	2021				2020
($ millions)	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities

Debt securities by credit rating:

AAA	12,811	5,294	18,105	20%	12,794	4,810	17,604	20%

AA	11,510	1,502	13,012	15%	11,870	1,586	13,456	15%

A	29,984	3,282	33,266	38%	30,812	2,600	33,412	37%

BBB	20,710	2,484	23,194	26%	21,203	2,091	23,294	26%

BB and lower	983	167	1,150	1%	1,155	168	1,323	2%

Total debt securities	75,998	12,729	88,727	100%	77,834	11,255	89,089	100%

3. Equities

Our equity portfolio is well-diversified with approximately 64% of our portfolio invested in exchange-traded funds as at December 31, 2021, compared to 58% as at December 31, 2020. Exchange-traded fund holdings are primarily in the SPDR S&P 500 ETF Trust and Tracker Fund of Hong Kong Ltd. The carrying value of equities by issuer geography as at December 31, 2021 is set out in the following table.

Equities by Issuer Geography

	December 31, 2021				December 31, 2020
($ millions)	FVTPL equities	AFS equities	Total	% of Total	FVTPL equities	AFS equities	Total	% of Total

Equity securities:

Canada	3,301	62	3,363	37%	3,064	15	3,079	47%

United States	2,010	1,405	3,415	37%	1,046	148	1,194	18%

Europe	449	6	455	5%	418	6	424	6%

Asia	1,768	102	1,870	21%	1,832	93	1,925	29%

Other	10	—	10	—%	9	—	9	—%

Total equity securities	7,538	1,575	9,113	100%	6,369	262	6,631	100%

Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2021.

4. Mortgages and Loans

Mortgages and loans are presented at their carrying value in our 2021 Annual Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	December 31, 2021				December 31, 2020
($ millions)	Mortgages	Loans	Total	% of Total	Mortgages	Loans	Total	% of Total

Canada	9,569	12,885	22,454	43%	9,119	13,107	22,226	44%

United States	5,907	14,596	20,503	40%	6,309	13,773	20,082	40%

Europe	9	6,093	6,102	12%	—	5,352	5,352	11%

Asia	—	532	532	1%	—	366	366	1%

Other	—	2,101	2,101	4%	—	1,920	1,920	4%

Total mortgages and loans	15,485	36,207	51,692	100%	15,428	34,518	49,946	100%

% of Total Invested Assets	8%	20%	28%		9%	19%	28%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	41

Mortgage Portfolio

As at December 31, 2021, we held $15.5 billion of mortgages, compared to $15.4 billion as at December 31, 2020. Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	December 31, 2021			December 31, 2020
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total

Mortgages:

Retail	—	3,388	3,388	—	3,710	3,710

Office	—	3,531	3,531	—	3,481	3,481

Multi-family residential	3,870	1,857	5,727	3,663	1,968	5,631

Industrial and land	—	2,035	2,035	—	1,945	1,945

Other	348	456	804	345	316	661

Total mortgages	4,218	11,267	15,485	4,008	11,420	15,428

% of Total mortgages	27%	73%	100%	26%	74%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2021, 37% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 58% as at December 31, 2021, consistent to December 31, 2020. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.72 times. Of the $4.1 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

The following tables summarize our mortgages by credit quality indicator:

($ millions)	December 31, 2021	As % of Total Mortgages	December 31, 2020	As % of Total Mortgages

Mortgages by credit rating:

Insured	4,218	27%	4,008	26%

AAA	—	—%	—	—%

AA	1,640	11%	1,435	9%

A	4,979	32%	4,031	26%

BBB	3,814	25%	4,524	30%

BB and lower	822	5%	1,404	9%

Impaired	12	—%	26	—%

Total mortgages	15,485	100%	15,428	100%

Loan Portfolio

As at December 31, 2021, we held $36.2 billion of loans, compared to $34.5 billion as at December 31, 2020. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large-and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control. As at December 31, 2021, 94% of our total loan portfolio is investment grade, compared to 93% as at December 31, 2020.

($ millions)	December 31, 2021	As % of Total Loans	December 31, 2020	As % of Total Loans

Loans by credit rating:

AAA	192	1%	212	1%

AA	4,994	14%	4,906	14%

A	14,231	39%	13,183	38%

BBB	14,632	40%	13,758	40%

BB and lower	2,139	6%	2,427	7%

Impaired	19	—%	32	—%

Total loans	36,207	100%	34,518	100%

42	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

The following tables summarize our loans by sector:

($ millions)	December 31, 2021	As % of Total Loans	December 31, 2020	As % of Total Loans

Loans by Sector:

Corporate issued loans	24,852	69%	22,886	66%

Canadian provincial & municipal government	7,041	19%	7,124	21%

U.S. government & agency	2,783	8%	2,962	9%

Other foreign government	1,470	4%	1,481	4%

Canadian federal government	61	—%	65	—%

Total loans	36,207	100%	34,518	100%

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2021

	Gross carrying value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	15,473	36,188	51,661	—	—	—

Past due:

Past due less than 90 days	—	—	—	—	—	—

Past due 90 days or more	—	—	—	—	—	—

Impaired	92	71	163	80	52	132
Total	15,565	36,259	51,824	80	52	132

	December 31, 2020

	Gross carrying value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	15,402	34,486	49,888	—	—	—

Past due:

Past due less than 90 days	—	—	—	—	—	—

Past due 90 days or more	—	—	—	—	—	—

Impaired	92	81	173	66	49	115
Total	15,494	34,567	50,061	66	49	115

Our impaired mortgages and loans, net of allowances for losses, were $31 million as at December 31, 2021, compared to $58 million as at December 31, 2020.

5. Derivatives

The fair value of derivative assets held by the Company was $1,583 million, while the fair value of derivative liabilities was $1,392 million as at December 31, 2021, compared to a fair value of derivative assets of $2,160 million and a fair value of derivative liabilities of $1,744 million as at December 31, 2020.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter (“OTC”) derivative transactions are executed under International Swaps and Derivatives Association (“ISDA”) Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	December 31, 2021	December 31, 2020

Net fair value asset (liability)	191	416

Total notional amount	65,966	62,792

Credit equivalent amount(1)	1,179	904

Risk-weighted credit equivalent amount(1)	28	21

(1)	Amounts presented are net of collateral received.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	43

The net fair value of derivatives was an asset of $191 million as at December 31, 2021, compared to an asset of $416 million as at

December 31, 2020. The decrease in net fair value was primarily due to the impact from upward shifts in yield curves, partially offset by the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

The total notional amount of our derivatives increased to $66.0 billion as at December 31, 2021 from $62.8 billion as at December 31, 2020. The change in notional amount is mainly attributable to an increase in foreign exchange contracts used for hedging foreign currency assets.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.2 billion, or 1.8% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

Credit Equivalent Amount

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts with a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

	2021		2020

($ millions)	Credit equivalent amount (“CEA”)(1)	Risk weighted CEA(1)	Credit equivalent amount (“CEA”)(1)	Risk weighted CEA(1)

Foreign exchange contracts	1,024	24	787	18

Interest rate contracts	90	2	86	2

Equity and other contracts	65	2	31	1

Total	1,179	28	904	21

(1)	Amounts presented are net of collateral received.

Credit Default Swaps By Underlying Financial Instrument Credit Rating

Credit default swaps (“CDS”) are derivative contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The Company sells credit protection through CDS to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in section J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security.

	2021		2020

($ millions)	Notional amount	Fair value	Notional amount	Fair value

Single name credit default swap contracts

AA	38	1	38	1

A	347	4	325	4

BBB	431	9	530	12

BB	19	—	19	—

Total single name credit default swap contracts	835	14	912	17

Credit default swap index contracts	—	—	—	—

Total credit default swap contracts sold	835	14	912	17

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv of our 2021 Annual Consolidated Financial Statements.

44	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

6. Investment Properties

Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 75% as at December 31, 2021. The increase in our investment property portfolio is predominantly driven by net purchases, partially offset by market appraisal losses and foreign exchange translation in the year.

Investment Properties by Type and Geography

	December 31, 2021

($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography

Canada	1,784	2,481	971	1,396	750	7,382	81%

United States	665	600	260	73	66	1,664	18%

Europe	19	20	24	—	—	63	1%

Total	2,468	3,101	1,255	1,469	816	9,109	100%

% of Total by Type	27%	34%	14%	16%	9%	100%

	December 31, 2020

($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography

Canada	1,792	1,726	912	1,004	646	6,080	81%

United States	768	269	237	67	30	1,371	18%

Europe	22	13	28	—	2	65	1%

Total	2,582	2,008	1,177	1,071	678	7,516	100%

% of Total by Type	34%	27%	16%	14%	9%	100%

7. Impaired Assets

Financial assets that are classified as FVTPL, which represented 48% of our invested assets as at December 31, 2021, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value in our 2021 Annual Consolidated Financial Statements. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the cost of these assets is greater than their fair values, unrealized losses are recognized in other comprehensive income (loss). Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. Additional detail on our impairment policy is provided in Note 1.iii of our 2021 Annual Consolidated Financial Statements.

8. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2021 was $2,992 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.4% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2021.

Our asset default provision as at December 31, 2021 was $135 million or 5% lower than the provision as at December 31, 2020 of $3,127 million, primarily due to the release of provisions on fixed income assets supporting our insurance contract liabilities, changes in ratings and foreign exchange translation, partially offset by increases in the provisions for assets purchased net of dispositions.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in an increase in insurance contract liabilities from the changes in ratings of $125 million post-tax and a decrease to our common shareholders’ net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% related to our BBB portfolio.

(1)	Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	45

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2021	2020

Opening balance	3,127	2,637

Purchases, dispositions and net asset movement(1)	251	690

Changes in assumptions and methodologies	—	—

Changes in ratings	(25)	170

Release of provisions(2)	(339)	(323)

Currency	(22)	(47)

Closing balance	2,992	3,127

(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

 I.  Capital and Liquidity Management

Capital and liquidity management is core to our business as an insurance company. We ensure adequate capital for the protection of our policyholders, Clients and creditors, while managing capital adequacy and allocation across our businesses for the benefit of our shareholders. In addition, we maintain strong financial flexibility by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

1. Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors (“Board”). Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The capital risk policy is reviewed annually by the Risk Committee and any changes are approved by the Board. Our Corporate Capital & Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shares and other equity instruments, non-controlling interests, participating policyholders’ equity, subordinated debt issued by SLF Inc. and Sun Life Assurance, and certain other capital securities that qualify as regulatory capital. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust.

46	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 13, 14, 15 and 21 of our 2021 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2021	2020

Subordinated debt(1)	6,425	4,781

Innovative capital instruments(2)	200	200

Equity

Preferred shares and other equity instruments	2,239	2,257

Common shareholders’ equity(3)	24,075	22,212

Participating policyholders’ equity	1,700	1,368

Non-controlling interests’ equity	59	25

Total equity	28,073	25,862

Total capital(1)	34,698	30,843

Financial leverage ratio(1)(4)	25.5%	23.5%

(1)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

(2)

Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.

(3)	Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, non-controlling interests and total shareholders’ equity, which includes common shareholders’ equity, preferred shares and other equity instruments.

Common shareholders’ equity was $24.1 billion as at December 31, 2021, compared with $22.2 billion as at December 31, 2020. The increase of $1.9 billion was due to common shareholders’ net income and other comprehensive income, partially offset by dividends.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	47

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments, preferred shares and other equity instruments outstanding as at December 31, 2021.

Description	Interest Rate	Earliest Par Call Date/ Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)

Subordinated Debt Issued by Sun Life Assurance

6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.

Series 2007-1	5.40%	May 29, 2037	2042	400

Series 2016-2	3.05%	September 19, 2023	2028	1,000

Series 2017-1	2.75%	November 23, 2022	2027	400

Series 2019-1	2.38%	August 13, 2024	2029	750

Series 2020-1	2.58%	May 10, 2027	2032	1,000

Series 2020-2	2.06%	October 1, 2030	2035	750

Series 2021-1	2.46%	November 18, 2026	2031	500

Series 2021-2	2.80%	November 21, 2028	2033	1,000

Series 2021-3	3.15%	November 18, 2031	2036	500

Trust Units Issued by Sun Life Capital Trust

SLEECS - Series B	7.09%	June 30, 2032	Perpetual	200

Class A Preferred Shares and Other Equity Instruments Issued by SLF Inc.

Series 3	4.45%	Any time	Perpetual	250

Series 4	4.45%	Any time	Perpetual	300

Series 5	4.50%	Any time	Perpetual	250

Series 8R(2)	1.825%	June 30, 2025	Perpetual	155

Series 9QR(3)	Floating	June 30, 2025(5)	Perpetual	125

Series 10R(2)	2.967%	September 30, 2021	Perpetual	171

Series 11QR(4)	Floating	September 30, 2021(5)	Perpetual	29

Series 2021-1 - LRCN(6)	3.600%	June 30, 2026	2081	1,000

(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value. Redemption of these securities is subject to regulatory approval.
(2)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(3)

Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025, and on June 30 every five years thereafter.

(4)

Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021, and on September 30 every five years thereafter.

(5)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.
(6)

Series 2021-1 Notes bear interest at a fixed rate of 3.60% payable semi-annually until June 30, 2026. On June 30, 2026, and every five years thereafter until June 30, 2076, the interest rate on the Series 2-21-1 Notes will be reset at an interest rate equal to the five-year Government of Canada yield, as defined in the prospectus, plus 2.604%. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets. For more information about the LRCN, see Note 15.B of the 2021 Annual Consolidated Financial Statements.

48	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2021	2020

Balance, beginning of year	585.1	587.8

Stock options exercised	0.9	0.8

Common shares repurchased and cancelled	—	(3.5)

Balance, end of year	586.0	585.1

Number of Stock Options Outstanding

(in millions)	2021	2020

Balance, beginning of year	3.2	3.1

Options issued	0.8	0.7

Options exercised, forfeited or expired	(0.9)	(0.6)

Balance, end of year	3.0	3.2

Under our Canadian Dividend Reinvestment and Share Purchase Plan (“DRIP”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through our DRIP with cash. For dividend reinvestments, we may, at our option, issue common shares of SLF Inc. from treasury at a discount of up to 5% to the volume-weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the TSX and alternative Canadian trading platforms (collectively, the “Exchanges”) at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date.

As at January 28, 2022, SLF Inc. had 586,046,796 common shares, 2,981,710 options to acquire SLF Inc. common shares and 52,200,000 Class A Shares outstanding.

2. Capital Adequacy

OSFI has indicated that it will review the effectiveness of the LICAT guideline and update it to keep abreast of development in the life insurance industry and evolving risk measurement and management practices.

SLF Inc.

SLF Inc. is a non-operating insurance company and was subject to OSFI’s LICAT guideline as at December 31, 2021. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target. As at December 31, 2021, SLF Inc.’s LICAT ratio was 145%. For additional information, refer to section F - Financial Strength in this document.

Sun Life Assurance

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, was subject to OSFI’s LICAT guideline as at December 31, 2021. With a LICAT ratio of 124% as at December 31, 2021, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%. The LICAT guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer’s regulatory required capital to support these risks. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the section J - Risk Management of this document. For additional information, refer to section F - Financial Strength in this document.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	49

The following table shows the components of Sun Life Assurance’s LICAT ratio for 2021 and 2020.

Sun Life Assurance LICAT Ratio

($ millions)	2021	2020

Capital resources

Retained earnings and contributed surplus	15,934	14,630

Adjusted accumulated other comprehensive income	811	1,397

Common and preferred shares	7,285	5,945

Innovative capital instruments and subordinated debt	350	350

Other	252	229

Less:

Goodwill	2,370	2,393

Non-life investments and other	2,826	2,350

Available capital	19,436	17,808

Surplus allowance and eligible deposits	10,383	10,575

Total Capital resources	29,819	28,383

Capital requirements

Credit, market and insurance risks	24,292	22,353

Less: Diversification and other credits	4,446	4,106

Segregated fund guarantee risk	872	904

Operational risk	2,101	2,054

Total before scalar	22,819	21,205

Base solvency buffer (Total before scalar x 1.05)	23,960	22,265

LICAT ratio	124%	127%

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2021 and 2020. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

As at December 31, 2021, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Michigan, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Michigan reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. The entity was redomesticated from Vermont to Michigan in 2020. Under the Michigan reinsurance structure, the related excess U.S. statutory reserve requirements are similarly supported by a guarantee from SLF Inc.

3. Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS.

During 2021, our dividend payout ratio to common shareholders based on our reported EPS was 35% and on an underlying EPS basis was 38%.

Total common shareholder dividends declared in 2021 were $2.310 per share, compared to $2.200 in 2020.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted. On November 4, 2021, OSFI lifted this restriction on the basis that these restrictions were no longer considered necessary.

50	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Dividends declared

Amount per share	2021	2020	2019

Common shares	2.310	2.200	2.100

Class A preferred shares

Series 1(1)	0.890625	1.187500	1.187500

Series 2(1)	0.900000	1.200000	1.200000

Series 3	1.112500	1.112500	1.112500

Series 4	1.112500	1.112500	1.112500

Series 5	1.125000	1.125000	1.125000

Series 8R(2)(3)	0.456250	0.512500	0.568800

Series 9QR(4)	0.382421	0.583985	0.772500

Series 10R(2)(5)	0.718313	0.710500	0.710500

Series 11QR(6)	0.572421	0.774505	0.962500

Series 12R(7)	0.951500	0.951500	0.951500

(1)	Series 1 and 2 Shares were redeemed on September 30, 2021.
(2)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(3)	The dividend rate was reset on June 30, 2020 to a fixed annual dividend rate of 1.825% until the earliest redemption date June 30, 2025.
(4)

Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025 and on June 30 every five years thereafter.

(5)	The dividend rate was reset on September 30, 2021 to a fixed annual dividend rate of 2.967% until the earliest redemption date September 30, 2026.
(6)

Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2026 and on September 30 every five years thereafter.

(7)	The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until the earliest redemption date December 31, 2021. Series 12R Shares were redeemed on December 31, 2021.

4. Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2021, we maintained net cash, cash equivalents and short-term securities totaling $12.1 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities decreased by $1.4 billion in 2021 compared to 2020. The table below outlines our principal sources and uses of cash.

($ millions)	2021	2020

Net cash and cash equivalents, beginning of period	10,648	6,685

Cash flows provided by (used in):

Operating activities	(1,857)	7,253

Investing activities	(803)	(886)

Financing activities	(260)	(2,312)

Changes due to fluctuations in exchange rates	(35)	(92)

Increase (decrease) in cash and cash equivalents	(2,955)	3,963

Net cash and cash equivalents, end of period	7,693	10,648

Short-term securities, end of period	4,452	2,873

Net cash, cash equivalents and short-term securities, end of period	12,145	13,521

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	51

5. Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	Capital levels
•	Asset levels
•	Matching position
•	Diversification and credit quality of investments
•	Cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

SLF Inc. and its wholly-owned holding companies had $4.7 billion in cash and other liquid assets(1)(2) as at December 31, 2021. See section F - Financial Strength in this document for more information.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)		December 31, 2021					December 31, 2020

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry

Committed	US	$400	US	$12	2025	US	$400	US	$12	2022

Committed	US	$1,000	US	$349	2023	US	$1,000	US	$266	2021

Uncommitted	US	$100	US	$—	n/a	US	$100	US	$—	n/a

Uncommitted		$225		$81	n/a		$228		$97	n/a

Uncommitted	US	$25	US	$7	n/a	US	$25	US	$7	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2021. These covenants include, but are not limited to, the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $28.1 billion as at December 31, 2021.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

(1)	This is a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

52	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

 J. Risk Management

1. Risk Management Framework

The Company has an established Risk Management Framework (“Risk Framework”) approved by the Board that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to Clients, which are in line with our Purpose to help our Clients achieve lifetime financial security and live healthier lives, are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risks cannot necessarily be eliminated or known with certainty, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company’s business objectives over time and are not expected to exceed pre-established boundaries for risk taking. The Risk Framework, corporate strategy and business objectives are all aligned and risk management protocols and programs are embedded within every business segment.

Risk Management Framework
Risk Governance and Accountabilities
Risk Universe
Risk Appetite
Risk Management Policies
Risk Management Process
Identify
Measure
Manage
Monitor
Report
Three Lines of Defence Model
First Line
Business
Second Line
Oversight & Challenge
Third Line
Independent Assurance
Risk Culture
Tone from the Top
Transparency
Challenge
Incentives
Communication
Accountability

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	53

2. Risk Governance and Accountabilities

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Board of Directors

The Board is responsible for ensuring the governance of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy and providing ongoing oversight of the risk management programs, the Board monitors that significant risks are appropriately identified and managed. The Board oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

The Risk Committee is a standing committee of the Board whose primary functions are to assist the Board with oversight of the management of current and emerging risks enterprise-wide, and of the risk management function to ensure that management has in place programs, policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. It reviews and approves all risk management policies and reviews compliance with those policies. In addition, where the Board has delegated risk oversight to other committees of the Board (“Board Committees”), the Risk Committee provides the Board with an integrated view of oversight of risk management across all Board committees. The Risk Committee regularly monitors the Company’s risk profile to ensure it is within the agreed risk appetite and that the Company’s capital position exceeds regulatory capital requirements, monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan. The Risk Committee also oversees risk management activities of our subsidiaries and risks posed to the Company through its joint ventures.

The Governance, Investment & Conduct Review Committee (“GICRC”) of the Board is responsible for assisting the Board in developing effective corporate governance guidelines and processes, including processes to assess the effectiveness of the Board and its Committees. It reviews and monitors the Company’s Investment Plan and investment performance and oversees investment practices, procedures and controls related to the management of the general fund investment portfolio. It assists the Board with its oversight over the Corporation’s sustainability reporting and Sustainability Plan. In addition, the GICRC meets with the senior business and functional leaders who have first-line responsibility for compliance and compliance management programs, oversees the effectiveness of the second-line compliance function, oversees compliance with legal and regulatory requirements and the identification and management of compliance risk, and oversees the development of policies and processes to sustain ethical behaviour.

The Audit Committee of the Board is responsible for assisting the Board in overseeing the integrity of financial statements and related information provided to shareholders and other stakeholders, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee of the Board is responsible for assisting the Board with oversight of succession planning for senior executive positions and programs to effectively attract, retain, develop and reward employees. It provides guidance to management on advancing the talent

54	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

agenda to achieve strategic objectives and foster Sun Life’s culture. The Management Resources Committee reviews incentive designs and governance of material incentive programs against alignment with business objectives and avoiding excessive risk taking. It reviews the implications of key enterprise risks, including human resources risks pertaining to compensation design and human resources practices. In addition, the Management Resources Committee reviews compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the Company.

Senior Management Committees

The Executive Risk Committee (“ERC”) provides executive management oversight of the Company’s enterprise risk management activities. This includes the review and articulation of the risk appetite, review that the risk profile is within the agreed risk appetite and policies, processes and controls are in place to identify and effectively manage the significant risks in accordance with the risk appetite and the overall objective of promoting a balanced business and product model to achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company’s general fund assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company’s general fund liabilities.

The Operational Risk & Compliance Committee is responsible for providing oversight of the Company’s operational and compliance risk management practices, current and emerging operational risk exposures, and the processes to ensure ongoing identification of significant operational and compliance risks facing the Company.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place. This includes reviewing the current and projected insurance risk profile against limits; engaging in review of topical insurance, reinsurance and underwriting risk issues; and reviewing and recommending changes to the insurance risk measurement methodology to the ERC.

Accountabilities

Primary accountability for risk management is delegated by the Board to our Chief Executive Officer (“CEO”), and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring that the management of risks in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.

3. Risk Universe

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks and uncertainties. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive, regulatory and environmental landscapes. We are subject to financial and insurance risks that are connected to our liabilities and with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. Each of these risks is also considered from the perspective of different types of uncertainties under which either the outcomes and/or their probabilities of occurrence are unknown. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

4. Risk Appetite

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company’s risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill policyholder commitments is not compromised.

The Company’s risk appetite is the primary mechanism to operationalize its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing operational risk and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment or distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	55

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite limits are reviewed periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

5. Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board and Board Committees regularly review and approve significant changes to the risk management policies and regularly review management’s reporting and attestation on compliance to these policies.

6. Risk Management Process

The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement

All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations and inter-connections between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing.

A robust stress testing program is an essential component of the Company’s Risk Framework used to measure, monitor and mitigate the Company’s risk exposures and to ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and regulatory capital impact from changes in underlying risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the Financial Condition Testing (“FCT”) process, as prescribed by the Canadian Institute of Actuaries, to satisfy requirements under the Canadian insurance Company Act, and OSFI regulations, to annually stress test capital.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating whether the assessed risk for a business activity aligns to our risk appetite and meets the objective of risk-adjusted return.

Monitoring processes include oversight by the Board, which is exercised through Board Committees and senior management committees described in the Risk Governance and Accountabilities section in this document.

Senior management committees, Board Committees and the Board regularly review reports that summarize our risk profile against the Board approved risk appetite, including the exposures across our principal risks, any changes in risk trends, forward-looking view of risks and emerging risks. These committees also review the effectiveness of the risk management strategies presented in the reports. On a regular basis, the Board and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.

7. Three Lines of Defence

The Company has adopted the Three Lines of Defence (“LOD”) model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and that encourages all functions to engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by the business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks. Some of the first LOD risk related responsibilities include:

•	Identification of key and emerging risks;
•	Manage, measure, monitor and report on risk within their business operations;
•	Accountability for business results and the risks taken to achieve those results; and
•	Operating within risk appetite and according to risk management policies.

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The

56	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy. Some of the key second LOD risk related responsibilities include:

•	Establishment of the risk management framework and policies;
•	Providing oversight and effective independent challenge of first line current and emerging risks; and
•	Independent reporting to senior management committees and the Board on the level of risk appetite.

The third line of defence responsibilities are distinct from first and second LOD responsibilities. The Internal Audit function is the third LOD and is responsible for providing independent assurance to management, the Audit Committee, the Risk Committee and OSFI on the design and operational effectiveness of the risk management practices and internal controls carried out by first LOD and second LOD. Internal Audit provides a quarterly opinion on the effectiveness of internal controls, risk management and governance processes to the Risk Committee. In addition, the Risk Committee may engage third-party independent reviews to supplement the third LOD review of the effectiveness of the Company’s risk management programs.

8. Risk Culture and Philosophy

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The Board establishes the “tone from the top” and is accountable to ensure that the CEO and senior management create and sustain a culture of integrity throughout the organization. We work together through our focus on diversity, equity and inclusion and sustainability to fulfill our Purpose of helping our Clients to achieve lifetime financial security and to live healthier lives.

Risk culture relates to how we behave and respond, in addition to the requirements we set. It enables and rewards taking the right risks in an informed manner. It enables effective challenge and transparency regarding risks and outcomes without fear of reprisal. It drives us to understand Client needs and preferences so that we can act in their best interests. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, establish and communicate a common risk philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following six elements support our Risk Culture:

•	Establishing tone from the top;
•	Encouraging transparency in risk-taking;
•	Performing effective challenge in conducting business decisions;
•	Aligning incentives and risk management practices;
•	Effectively communicating the risk culture expectations; and
•	Establishing clear accountabilities.

A key premise of our culture is that all employees have an important role to play in managing the Company’s risks. Risk Management is embedded in the Company’s culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization’s risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the culture through communication and training on risk culture elements at various forums and across various levels through training on the Code of Conduct annually, reinforcing accountability through performance reviews and compensation, and through defining roles, responsibilities and expectations in the risk management policies.

The Company’s risk philosophy includes the following core principles:

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and through controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including Clients, policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The policy describes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s risk philosophy and risk appetite. To ensure this, the business plans and strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board. Compensation programs for employees are approved by the Board and the Board Committees and are aligned with the Company’s risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important capabilities that we assess.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	57

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.

Risk-Adjusted Returns

The financial return metrics which are used to assess business activities are required to be risk-adjusted. Financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Culture

Culture is the sum of the shared assumptions, values and beliefs that create the unique character of an organization. Our culture encourages behaviour aligned with goals for long-term value creation. It defines the appropriate behaviour for any given situation, governs the interaction with Clients and affects how employees identify with the organization. Our company culture has significant potential to impact our risk profile. An organization’s culture impacts its ability to create value and to protect value. Maintaining the right balance of risk-taking and risk control activities is a key organizational capability and fundamental to our long-term sustainable success.

9. Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments - Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2021. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirely. This information should be considered carefully together with other information in this MD&A and in the 2021 AIF, our Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in Corporate.

Our Risk Framework groups all risks into six major risk categories: market, insurance, credit, business and strategic, operational and liquidity risks.

i. Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:

•	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

58	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to lower LICAT ratios or losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•	Higher new business strain reflecting lower new business profitability;
•	Reduced return on new fixed income asset purchases, and higher hedging costs;
•	The impact of changes in actuarial assumptions;
•	Impairment of goodwill; and
•	Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

(1) Net income in section J - Risk Management in this document refers to common shareholders’ net income.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	59

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2021, we realized $146 million (pre-tax), in net gains on the sale of AFS assets ($169 million(1) pre-tax in 2020). The net unrealized gains (losses) within our Accumulated OCI position on AFS fixed income and equity assets were $137 million and $129 million, respectively, net of tax, as at December 31, 2021 ($556 million and $76 million, respectively, net of tax, as at December 31, 2020).

During the fourth quarter of 2021, we realized $5 million (pre-tax), in net gains on the sale of AFS assets ($20 million pre-tax in the fourth quarter of 2020).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at December 31, 2021 and December 31, 2020.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

($ millions, unless otherwise noted)			As at December 31, 2021

Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (400)	$ (150)	$ 150	$ 350

Potential impact on OCI(3)	$ (150)	$ (50)	$ 50	$ 150

Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point change	0.0% point change	0.5% point increase

($ millions, unless otherwise noted)			As at December 31, 2020

Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (400)	$ (150)	$ 150	$ 300

Potential impact on OCI(3)	$ (50)	$ —	$ —	$ 50

Potential impact on LICAT(2)(4)	0.0% point change	0.0% point change	0.0% point change	0.5% point decrease

(1)  Represents the respective change across all equity markets as at December 31, 2021 and December 31, 2020. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2021 and December 31, 2020, and include new business added and product changes implemented prior to such dates.

(3)  Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)  The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

(1)

Amount excludes net gains of $282 million relating to the impact from the repayment of our senior financing obligation. Including the net gains from the impact of the repayment of our senior financing obligation, we realized $451 million pre-tax in net gains on the sale of AFS assets in the third quarter of 2020. Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section K – Additional Financial Disclosure in this document.

60	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2021 and December 31, 2020.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)		As at December 31, 2021	As at December 31, 2020

Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)(3)(4)	$ (50)	$ 50	$ (100)	$ 100

Potential impact on OCI(3)	$ 250	$ (250)	$ 250	$ (250)

Potential impact on LICAT(2)(5)	1.5% point increase	0.5% point decrease	3.5% point increase	1.5% point decrease

(1)  Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2021 and December 31, 2020 with no change to the Actuarial Standards Board (“ASB”) promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2021 and December 31, 2020, and include new business added and product changes implemented prior to such dates.

(3)  Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)  The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)  The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2021. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

Credit Spread and Swap Spread Sensitivities

The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and Sun Life Assurance’s LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at December 31, 2021 and December 31, 2020.

($ millions, unless otherwise noted)		As at December 31, 2021		As at December 31, 2020

Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)	$ (75)	$ 50	$ (125)	$ 75

Potential impact on LICAT(3)	0.5% point decrease	0.5% point increase	0.5% point decrease	0.5% point increase

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2) Sensitivities have been rounded in increments of $25 million.

(3)  The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)		As at December 31, 2021	As at December 31,2020

Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase

Potential impact on net income(1)	$ 25	$ (25)	$ 50	$ (50)

(1) Sensitivities have been rounded in increments of $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	61

LICAT Interest Rate Scenario Switch

The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching between the scenarios would have the effect of offsetting the previous impacts over time. As per OSFI’s communication, this new treatment will remain in place until at least December 31, 2023. It should be noted that switching of the scenario can also change the direction of credit spread sensitivities.

Sun Life Assurance last experienced a switch in the interest rate scenario in North America in the second quarter of 2020. The total cumulative impact of that scenario switch for Sun Life Assurance was a reduction of four LICAT percentage points. No additional impact is expected should we remain on the current scenario.

SLF Inc. has experienced multiple scenario switches since the second quarter of 2020. In the fourth quarter of 2021, SLF Inc. experienced a scenario switch back to the less severe scenario, resulting in an increase in the LICAT ratio of approximately one percentage point. Over the last six quarters, SLF Inc. has been on the more severe scenario in three quarters and has been on the less severe scenario for three quarters. The cumulative impact to date has been a reduction of two LICAT percentage points and, assuming no further scenario switches, we expect to regain the two percentage points over the next six quarters.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for OTC derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2021.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management - interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts - minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate swaps, swaptions, floors and bond futures
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels and currency fluctuations	Put options, call options, futures and swaps on equity indices, interest rate swaps, bond futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

62	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about three-quarters of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of dynamic hedging strategies and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2021 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

Segregated Fund Risk Exposures

As at December 31, 2021
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	13,751	183	11,210	350

Asia	1,728	166	1,711	69

Corporate(4)	2,672	137	892	184

Total	18,151	486	13,813	603

As at December 31, 2020
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	12,533	410	10,954	787

Asia	2,003	180	1,975	97

Corporate(4)	2,548	167	964	221

Total	17,084	757	13,893	1,105

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	63

The movement of the items in the table above from December 31, 2020 to December 31, 2021 primarily resulted from the following factors:

(i)	the total fund values increased due to an increase in equity markets, which was partially offset by higher interest rates and net redemptions from products closed to new business;
(ii)	the total amount at risk decreased due to increases in equity markets and interest rates;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business; and
(iv)	the total insurance contract liabilities decreased due to increases in interest rates and equity markets.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2021, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2021 and December 31, 2020.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impact of Segregated Fund Hedging

December 31, 2021
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(150)	(150)	(350)

Hedging impact	150	100	250

Net of hedging	—	(50)	(100)

December 31, 2020
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(200)	(150)	(450)

Hedging impact	200	100	350

Net of hedging	—	(50)	(100)

(1)	Net income sensitivities have been rounded in increments of $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2021 and December 31, 2020, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at December 31, 2021 and December 31, 2020. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts) and longer-dated put options. We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.

64	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2021 would decrease net income(1) by approximately $375 million ($275 million decrease as at December 31, 2020). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2021 would increase net income by approximately $350 million ($250 million increase as at December 31, 2020).

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2021 and December 31, 2020, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

The market risk sensitivities are measures of estimated changes in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2020 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section L - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2021 and December 31, 2020, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

(1) Sensitivities have been rounded in increments of $25 million.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	65

The sensitivities are based on methods and assumptions in effect as at December 31, 2021 and December 31, 2020, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects, residual risk, potential reported earnings and capital volatility remain. Hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter (“OTC”) contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2021 annual MD&A. Additional information on market risk can be found in Note 6 of our 2021 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

ii. Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
•	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•	We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
•	The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•	Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
•	Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis retention limit is $40 million in Canada and US$40 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 million in Canada and US$50 million outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

66	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed which could result in updates to policy liabilities.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Mortality and morbidity concentration risk is the risk of a catastrophic event, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics that could occur in geographic locations where there is significant insurance coverage. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

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Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by a few of our reinsurers, as they continue to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy and an Investment & Credit Risk Policy approved by the Risk Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. In order to diversify reinsurance risk, there is generally more than one reinsurer supporting a reinsurance pool.

Additional information on insurance risk can be found in Note 7 of our 2021 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.

iii. Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our

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investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Risk appetite limits have been established for credit risk.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•

Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.

•	Comprehensive due diligence processes and ongoing credit analyses are conducted.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower’s, or issuer’s, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 of our 2021 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.

iv. Business and Strategic Risk

Risk Description

Business and strategic risk is the risk of loss from the inability to adequately identify, plan or implement an appropriate business strategy to achieve strategic and business objectives or adapt to changes in Client behaviours or the external business, economic, political, regulatory or environmental and social landscape.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:

•	Business and strategic risk governance practices are in place, including independent monitoring, review and reporting to senior management, the Board and the Board Committees.
•

Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed at the executive level and the key themes, issues and risks emerging are discussed by the Board and the Board Committees.

•	Our business and strategic plans are subject to approval by the Board, which also receives regular reviews of implementation progress against key business plan objectives.
•

Comprehensive policies including the Risk Management Framework, Risk Appetite Policy, Product Design and Pricing Policy, Mergers and Acquisition Policy, Capital and Liquidity Management Framework and Capital Risk Policy are in place.

•

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.

•	Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•

Merger, acquisition, strategic investments and divestiture transactions are governed by a Board-approved Merger and Acquisition Risk Management Policy and significant transactions require the approval of the Board.

•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.

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•	Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We regularly review and adapt our business strategies and plans to take account of changes in the external business, economic, political and regulatory environments in which we operate. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic, regulatory and competitive environment in which we operate.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Strategic Execution Risk

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to identify and implement the right set of initiatives could also lead to cost structure challenges and inability to achieve our growth objectives.

Distribution Risk

Failure to achieve planned distribution scale could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

Risks Relating to Mergers, Acquisitions, Divestitures and Strategic Investments

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. Any transaction that we enter into introduces a number of risks associated with economic, operational, strategic, financial, tax, legal, regulatory, compliance, and other factors.

There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. There is a risk that the capital utilized to finance any transaction could limit our ability to deploy further capital to pursue other opportunities and initiatives. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Our ability to realize the contemplated economic, financial, and strategic benefit of any transaction that we enter into is contingent on the effective separation and integration of the transferred businesses, restructuring or reorganization of related businesses, and motivating and retaining personnel to effectively execute these transactions. In addition, the integration of operations and differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired businesses with our existing operations. Any of these risks, if realized, could prevent us from achieving the expected results from a transaction or could impact our financial and strategic objectives.

To mitigate these risks, we have established procedures to govern the evaluation, execution and integration of merger and acquisition transactions. Regular updates on execution and integration risks relating to these transactions are provided to the Board, Board Committees and senior management committees, as appropriate, along with any mitigants developed to address such risks.

Competitive Environment

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product and service quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our

70	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change. These changes could impact financial reporting, accounting processes, capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries (such as bancassurance) and product offerings (such as coverage for prescription drugs), solvency requirements, executive compensation, and corporate governance practices and could impose restrictions on our foreign operations (such as limits on foreign ownership of local companies). All of these changes could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

Environmental and Social Risk

Our financial performance, operations, and reputation may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental and social risks. Environmental and social risk include but are not limited to environmental damage on properties owned or managed by us and climate change related physical and transition risks, public health issues and issues of inequality.

Business units in our Asset Management pillar integrate environmental (as well as social and governance - ESG) considerations in their investment decision-making for Sun Life assets and Client assets. Existing and potential ESG risks are incorporated into initial and ongoing reviews and assessments of public equities and fixed income, private fixed income, real estate, infrastructure and commercial mortgage investments. In addition, we monitor our third party managers in the asset management, general account and fund platform businesses through our International Investment Centre. This centre functions as an investment research and consulting group. In the due diligence and monitoring of third-party managers, it assesses each manager’s incorporation of ESG into its investment processes, as well as other relevant sustainability factors, and monitors them on an ongoing basis.

We engage in and monitor environmental, social and broader sustainability developments in part through our participation as a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), United Nations Environment Programme - Finance Initiative (“UNEPFI”), Climate Action 100+, Climate Engagement Canada and CDP (formerly the Carbon Disclosure Project). Our Chief Sustainability Officer leads enterprise-wide efforts to embed sustainable practices across our businesses and help drive further actions that create a cleaner, more inclusive, and sustainable future, in line with our enterprise strategy and our Purpose. Our International Sustainability Council, composed of senior executives from each of our businesses, key functions and regions convenes on broad sustainability issues. Members are responsible for implementation of our sustainability plan, through the areas of focus that align with their business. They champion, influence and drive action. We report on sustainability performance, including reporting related to climate change, the environment and social issues, in our annual Sustainability Report, available at sunlife.com/sustainability.

Climate Change

Climate change is one of the defining issues of our time. The scientific community has demonstrated that the world is warming. Governments, regulators, investors, clients and other stakeholders are increasing efforts to tackle this global issue. The UN Secretary-General referred to the Intergovernmental Panel on Climate Change (“IPCC”) Working Group 1 report released in 2021 as “code red for humanity”. We believe that it is incumbent upon us to respond and to take actions that support the goal of the Paris Agreement to limit the global temperature increase in this century to well below 2 degrees Celsius compared to pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels.

Climate change presents risks of varying timelines to our business, with complex and broad potential impacts. As the commitments we make to our Clients may extend decades into the future, the risks related to climate change impacts exist within the solutions we are providing to our Clients today. Our Purpose of helping our Clients achieve lifetime financial security and live healthier lives cannot be achieved without a sound approach to climate change that supports the transition to a lower-carbon future. Our Purpose can best be realized through the integration of this thinking

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across our businesses, and through working collaboratively with other stakeholders towards a common goal of avoiding the worst effects of climate change. We have set a goal to achieve net-zero greenhouse gas (“GHG”) emissions by 2050. (Refer to Metrics and Targets for additional details.)

Our climate strategy includes the following elements:

•

We recognize that as a long-term investor, we have the opportunity to be part of the solution to this global challenge and invest proactively in assets and businesses that support a transition to a lower-carbon economy.

•

We assess climate-related impacts on our businesses and investments with the aim of prudently managing them to realize our commitments, while acknowledging the challenges of uncertainty and imperfect data to inform such decisions.

•

We are committed to advocacy and collaboration with governments, regulators, investors, and industry leaders to develop supportive net-zero programs and policies that pave a path towards decarbonization.

•

We advocate for better data and disclosures, so we can make better-informed assessments of climate-related risks. We support the actions of regulators to require reporting aligned to the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (“TCFD”), and welcome ongoing efforts to improve disclosure standards.

•	We commit to continuously improving our climate-related measurement, monitoring and reporting.
•	We are focused on reducing climate impact and strengthening the resilience of our own operations around the world, as well as the properties that we own in our investment portfolio.

We commit to working together across industries, with our Clients, investees and other stakeholders to contribute to solving this global challenge. We recognize that we do not yet have the answers to this complex topic.

Our strategy will evolve over time, building on our experience and external developments.

TCFD Disclosures

We support the recommendations of the TCFD. The following sets out our climate-related disclosures in line with these recommendations, which are structured around four themes that represent core elements of how organizations operate: strategy, governance, risk management, and metrics and targets.

A dedicated senior executive steering committee guides our implementation of TCFD recommendations. Refer to Governance, below, for further details.

Strategy

Climate change is an important issue with potential implications for us as an asset management and insurance company. Similar to our previous experience with Financial Condition Testing (“FCT”), external research indicates climate change risks are not expected to have a material impact on the liability side of life insurance portfolios over the shorter-term and that the greater risk in the shorter-term is expected to be to the asset side of life insurance portfolios(1).

With respect to investments, our approach for climate change encompasses both a risk and opportunity viewpoint.

A transition to a lower carbon economy could affect asset values. Portfolio investments in coal, conventional oil and oil sands producers, utilities and related fossil fuel industries, railways and pipelines, as well as markets that depend on these industries, may be subject to additional financial risk as a result of changes in regulation, cost of capital, consumer preferences and competition from renewable energy companies leading to lower overall profitability and/or stranded assets (assets for which the investment costs cannot be recovered as intended).

Physical climate impacts could affect investments in real assets such as real estate, commercial mortgages, and infrastructure, as well as our own operations, and operations and revenues of our Clients and businesses across our portfolios. Risks may result from increased severity and frequency of extreme weather events and from longer-term shifts in climate patterns.

For further discussion of potential climate-related risks, please refer to Environmental and Social Risk in our 2021 AIF under Risk Factors – Business and Strategic Risk.

Climate-related opportunities include those related to sustainability and green bonds, and investments in developing resilient and adaptive real estate and infrastructure as well as renewable energy and other assets and businesses that support a transition to a low-carbon economy. Many companies and industries are benefiting from climate change-related tailwinds, such as mobility (vehicle electrification), energy efficiency services, battery technology and renewables. Through our ESG integration efforts, we seek to identify these investment opportunities in both public and private markets in both direct (real estate, infrastructure) and securitized investments. We were the first life insurer globally to issue a sustainability bond. Sustainability bonds can play a role in supporting the transition to a lower-carbon economy. Through our Asset Management pillar, we are well-positioned to invest in this transition. Asset management is delivered by SLC Management, InfraRed, BGO and Crescent, all of which operate under the SLC Management brand, as well as by MFS. Climate-related investing strategies for our asset management businesses are highlighted below.

•

SLC Management invests in sustainable infrastructure around the world through its platform of public and private fixed income investments. Sustainable infrastructure categories include renewable energy, energy efficiency, and clean transportation.

•

InfraRed invests in and manages social infrastructure and energy efficiency, low-carbon generation, and renewable energy projects, which advances our sustainable investment options for institutional Clients while complementing our focus on sustainable investing and climate change.

(1)

The Geneva Association. 2021. Climate Change Risk Assessment for the Insurance Industry. February. Authors: Maryam Golnaraghi and the Geneva Association Task Force on Climate Change Risk Assessment for the Insurance Industry

72	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

•

BGO proactively addresses climate risks at the property and portfolio levels through strategic planning that assesses and mitigates critical vulnerabilities and builds adaptive capacity. BGO utilizes its award-winning proprietary resilience tool that combines industry research with predictive climate modelling to deliver tailor-made climate resilience adaptation plans across our portfolios. These efforts help BGO to drive for long-term returns for Clients and investors.

•

Crescent’s investment decisions are guided by Clients’ long-term interests, which are served through the incorporation of ESG considerations, including those related to climate change. Where possible, Crescent seeks to engage collaboratively with portfolio companies on topics such as carbon emissions measurement and reporting and energy efficiency.

•

As long-term investors in public issuers, MFS assesses climate change as a key investment decision factor at both the issuer level and portfolio level. MFS also regularly engages with companies to encourage better disclosure and management of climate-related risks and opportunities. In 2021, MFS published its Climate Manifesto which outlines its beliefs and purpose as an investor with regard to the risks and opportunities associated with climate change and the goal of achieving net zero emissions by 2050.

As longer-term investors, we believe that integrating climate change as a key element of investment decision-making can be a source of competitive advantage for two reasons: we believe it should lead to stronger risk-adjusted returns for Clients over time, and stronger ESG investment ratings from groups like the PRI, Morningstar, GRESB (formerly Global Real Estate Sustainability Benchmark) and others are increasingly key decision factors for Clients. As participants in Climate Engagement Canada and Climate Action 100+ investor initiatives, we engage some of the world’s largest corporate GHG emitters with whom we have investments, to ensure their climate related goals and objectives align with those of the Company and our Clients.

The same principles are used in the selection and monitoring of third-party investment managers that we engage to invest assets on behalf of our Clients in group retirement savings plans. We recognize that our Clients are increasingly bringing a sustainable investment lens to our solutions. Our proprietary ESG integration evaluation framework helps sponsors of Sun Life Canada group retirement plans make informed decisions about the investment options they make available to their employees in their workplace plans. The evaluation framework uses detailed criteria in three key areas: Firm Policies, Investment Process and Active Ownership.

Our previous work with climate change scenarios, as part of our FCT, provided insight into the impact of climate-related risks. In 2021, we participated in a climate scenario analysis pilot project between the Bank of Canada, OSFI, and a small group of Canadian financial institutions. The scenarios that were developed focused on transition risks. They were designed to capture a range of potential outcomes and illustrate the kinds of stresses on the financial system and economy that could occur as the world transitions to a lower-carbon future. Scenarios were not intended to be forecasts or predictions. The findings of the pilot are broadly consistent with our past understanding of sectors that are most likely to be affected by potential climate change transition impacts and the implications of delaying policy action. While the pilot analyzed a sample of general account assets managed by SLC Management, other asset management affiliate companies also have been progressing their work on climate scenario analysis.

The pilot experience was valuable in deepening our understanding of potential carbon transition impacts, helping develop needed skill-sets, and better understanding the degree of resources and technical expertise required for this type of analysis. Participation in the pilot highlighted the important role industry initiatives can play in accelerating the timelines by which these capabilities can be developed in comparison to individual institutions working in isolation.

We support The Bank of Canada and OSFI’s commitment to better understanding and assessing climate-related risks to the Canadian economy and financial system and to supporting financial institutions in building their capacity for climate-related risk assessment and management.

Governance

Three Board Committees have oversight over aspects of climate change.

•

The GICRC provides oversight of our enterprise-wide Sustainability Policy and sustainability program, including reviewing and recommending approval of the annual Sustainability Report and Sustainability Plan to the Board. The GICRC monitors progress on sustainability plan implementation, goals and targets, including greenhouse gas (“GHG”) emissions performance.

•

The Risk Committee provides enterprise-wide oversight of the management of current and emerging risks, including of climate-related risks and, broadly, environmental risks. For more detail on the Risk Committee’s role, refer to Risk Management in this section.

•	The Audit Committee has oversight of all financial disclosures in the financial statements and MD&A, including those related to climate change.

The Board has ultimate oversight of climate change issues, and uses reports from the Board Committee Chairs noted above, and other direct presentations by management and external experts, to decide on the nature and extent of its input and to provide challenge, advice and guidance to senior management on the enterprise approach to climate change.

At the management level, the Chief Sustainability Officer, Chief Legal Officer, Chief Risk Officer, and Chief Investment Officer play key roles in assessing and managing climate-related risks and opportunities.

•

Our Chief Sustainability Officer has overall accountability for sustainability, including climate change, across the enterprise. This accountability includes setting strategy and the governance framework for our organization. Climate Change is part of the Trusted and Responsible Business foundation of our sustainability plan (available at sunlife.com/sustainability). As stated above, the Chief Sustainability Officer chairs our International Sustainability Council.

•

Our Chief Legal Officer served as executive sponsor of sustainability prior to the appointment of the Chief Sustainability Officer, and through 2021 has chaired our senior executive TCFD steering committee with representation from Enterprise Risk Management, Finance, Asset Management, and Sustainability.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	73

•

Our Chief Risk Officer is responsible for leading the Risk Management function (as noted above in Risk Management sections 2 and 7). Key and emerging risks are monitored and reported to the Risk Committee of the Board.

•

The Chief Investment Officer chairs the Sustainability Committee and Sustainable Investment Council within SLC Management. The Sustainability Committee is responsible for setting strategic direction related to sustainability and ESG matters and sets priorities on key sustainability initiatives across SLC Management. The Sustainable Investment Council oversees the integration of material ESG factors, including climate change, into the investment process. SLC Management’s Global Head of ESG, appointed in 2021, is responsible for leading ESG strategies for SLC Management that deliver on Client mandates by building resilience, environmental and social performance, and risk mitigation into the firm’s investment management activities. With the role being added in 2021, SLC Management is assessing its governance around sustainability and climate change.

At MFS, three governance bodies have responsibility for sustainable investing and stewardship activities. These groups set sustainable investing strategy, monitor progress and broadly ensure that MFS considers material risks such as climate change in its investment activities:

•

MFS Sustainability Executive Group (SEG) oversees MFS’ sustainability strategy (membership includes MFS’ CEO, President, Chief Investment Office, Head of Sustainability and Stewardship, General Counsel and other senior leaders directly responsible for the integration of sustainability across the firm).

•	MFS Responsible Investing Committee (membership includes MFS’ president, general counsel and chief compliance officer), and
•	MFS Proxy Voting Committee (membership includes senior leaders from MFS’ investment, legal, compliance and global investment operations departments).

In addition, MFS’ head of sustainable investing and stewardship chairs a sustainable investing steering group with members from across asset classes and investment styles. The steering group established a climate change working group to stimulate discussions across the investment team and develop practical frameworks to inform MFS’ investment decision-making process and corporate engagement strategy in these areas.

We anticipate evolving our governance structures over time to ensure we maintain effective decision-making and appropriate accountability.

Risk Management

Climate risk management is integrated into our Risk Framework, Governance, and supporting processes (as noted in preceding sections 1 through 8 and under Governance above).

Our definition of climate risk includes physical impacts of climate change and impacts of the transition to a lower-carbon economy. These impacts can include, but are not limited to, damage to owned and operated real assets including real estate and infrastructure, a reduction in the values of investments in public and private fixed income and non-fixed income assets tied to fossil fuels and carbon intensive industries, litigation risk to a company or sector in which we invest, health impacts to affected populations, and socio-economic, geo-political and regulatory changes.

From an investment perspective, climate-related risks (where material to an industry or asset class) are integrated into the risk management process as we look to make long-term investments that are better positioned to withstand issues related to climate change. We incorporate a number of different analyses into our assessment of climate risks through both stand-alone analysis of physical risks by geographic region and through the assessment of business model and carbon transition risks. Climate-related risk types monitored may include acute and chronic physical risks and transition risks related to current and emerging regulation, legal, technology, market and reputation or consumer preferences.

Each of the Company’s asset management businesses takes its own approach to identifying, assessing, monitoring and responding to climate-related risks and opportunities, based on the asset classes it invests in. Examples of approaches include:

•	proprietary climate risk surveys to identify, assess and respond to climate-related risks and opportunities,
•	portfolio and asset level risk analysis to inform investment decisions and resilience plans,
•	emissions data analysis,
•	stranded asset modeling,
•	carbon intensity monitoring and benchmarking, and
•	individual as well as collaborative engagements on topics such as decarbonization.

Approaches are refined periodically. For example, in 2021, SLC Management updated its proprietary ESG Plus scoring methodology to place a larger emphasis on emissions profiles for non-financial corporates. This enhanced analysis looks to standardize the assessment of transition risks and to continue to build capabilities within our investment teams around company-level carbon assessments. When considering a longer term investment in fossil fuel related companies, SLC Management reviews the companies’ carbon reduction plans and ability to transition to a lower-carbon future.

Additionally, an environmental issue, whether caused by climate change or other factors, on a property owned or operated by us could have financial or reputational impacts. We maintain an environmental risk management program to help monitor and manage real estate investment assets from losses due to environmental issues and to ensure compliance with applicable laws. We maintain insurance policies to cover certain environmental risks on owned assets. We have implemented a business continuity program to facilitate the recovery of critical business operations if an environmental issue affects a location where we conduct operations. The Company’s corporate real estate group, together with our building owners and property managers, assesses the potential effects of climate change-related hazards and examines ways to improve the ability of our buildings to withstand these hazards. These hazards include tornadoes, flash floods, ice storms and coastline flooding.

Metrics and Targets

The Company has set a goal to achieve net-zero GHG emissions by 2050 for both its investments and operations with interim targets to be announced in 2022. As an asset owner, the Company plans to achieve net-zero GHG emissions in its general account, managed by SLC Management. MFS, SLGI Asset Management and SLC Management companies InfraRed and BGO have joined the Net Zero Asset Managers initiative, an international group of asset managers committed to supporting the goal of net-zero emissions by 2050 or sooner.

74	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

We will target a 50% absolute reduction of GHG emissions in our operations by 2030, relative to 2019. This target includes emissions reductions from our offices and corporate travel(1). We will realign our GHG emissions reporting in 2022 with this new target. We have also set a goal of carbon-neutrality for our global operations beginning in 2021, to be achieved through reduction efforts and the purchase of high-quality offsets for the remainder.

The Company is targeting $20 billion in new sustainable investments from 2021 to 2025 across its general account and Client investments, which are managed by SLC Management. Investments include, but are not limited to, renewable energy, energy efficiency, sustainable buildings, clean transportation, water management, and social infrastructure projects.

We report our global Scope 1 and Scope 2 GHG emissions from company-occupied real estate and real estate investments under our financial control as well as Scope 3 GHG emissions(2) from corporate travel and as available, real estate-related sources such as water, waste and tenant- or landlord-paid utilities in our annual Sustainability Report available at www.sunlife.com/sustainability.

Please refer to Environmental and Social Risk in our AIF for additional climate-related risk discussion.

v. Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:

•	Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•	Risk appetite limits have been established in Operational Risk.
•	Comprehensive Operational Risk Management Framework, Policies, guidelines and practices are in place.
•	Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•

Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

•

We have established appropriate internal controls and systems for talent acquisition, rewards and development programs that attract, build and retain top talent and create strong succession plans as well as compensation programs, and we provide ongoing training to our people.

•	We conduct regular monitoring of employee engagement to ensure we create and maintain a work environment where all employees are welcome and able to contribute effectively.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•

We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail and in the Risk Factor section in the AIF.

Information Security and Privacy Risks

Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties’ information. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

(1)

Scope 1 and 2 emissions of corporate offices globally, and Scope 3 emissions resulting from the water supply and landlord-paid utility services to these offices, as well as from corporate travel, per the GHG Protocol.

(2)

Scope 3 emissions related to utilities for Corporate Real Estate where utility bills are paid by the landlord are prorated for Sun Life’s share of the building’s total gross leasable area and Real Estate Investment properties only include consumption where there is submetering. Scope 3 emissions from utilities that are directly billed to third party is excluded from reporting as it is considered outside of Sun Life’s financial control.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	75

There continues to be an increasing number of information security compromises and privacy breaches across industry sectors, governments and individuals. The increasing scope and complexity of malicious activity poses a significant risk to our systems and these risks may be exacerbated by the breadth of our operations, our geographic footprint and the complexity of our technology systems. The risk of information security compromises and privacy breaches has also increased during the COVID-19 pandemic as individuals continue remote working arrangements. A serious security or privacy breach of either an internal or third-party service provider’s computer system that contains sensitive business, Client and/or employee information may result in business interruption, theft or misuse of confidential information, regulatory penalties and scrutiny, litigation, reputational damage and may have an adverse impact on current and future business opportunities with our Clients, employees and business relationships.

We continue investing in people, processes and technology to strengthen our abilities to respond to the evolving threat landscape. Our Information Security framework is overseen by the Chief Information Security Officer, supported by senior leadership and by our Operational Risk Management Framework. Our information security framework and governance controls (policies, procedures, training) are aligned with recognized industry standards and are compliant with applicable laws and regulations.

Our well-established security controls and processes are intent on protecting our information and computer systems and the information entrusted to us by our Clients and employees. Our protection strategy leverages information security risk assessments and privacy impact assessments to evaluate potential risks. The security framework also includes technology and process safeguards and regularly promotes secure behavioural practices. As part of our layered security approach, we deliver general security awareness training sessions to all employees every year that is reinforced with regular awareness resources and activities.

Many jurisdictions in which we do business are developing and implementing cyber security reporting requirements and more stringent consumer privacy legislation. Our global privacy program monitors adherence to our global privacy commitments, local laws and local privacy policies. We have also established a network of privacy officers across the Company who monitor emerging privacy legislation and provide guidance on handling personal information and help manage, report and resolve any privacy incidents that may occur. We also conduct privacy training, provide regular monitoring and reporting and carry cyber risk insurance to help mitigate the impact of privacy incidents.

Human Resources Risk

Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation programs that effectively drive employee behaviour. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place to ensure compliance with employment legislation, minimize the risk of employee misconduct, and proactively develop employee skills, capabilities and behaviours to meet future business needs.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct, anti-money laundering, privacy and data governance. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes Enterprise-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. The employee training programs include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. Effective governance, oversight and implementation is a coordinated effort between first and second lines of defense functions. Second line oversight relies on a network of compliance officers. In addition to the second line, the general counsel in each business segment provides advice. The Chief Compliance Officer reports regularly to the Board and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, directives and controls through our technology approval and risk governance model to ensure ongoing systems availability, stability and currency.

Third-Party Risk

We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

To manage these risks, we have established Company-wide policies and guidelines which are consistent with OSFI’s and other local regulatory requirements, and which set out our requirements to identify, assess, manage, monitor and report on third-party risks. Our program includes third-

76	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

party risk assessments and enhanced due diligence if a supplier will have access to any personal data and/or confidential information or access to non-public systems. The key elements and risks associated with the third party are documented in the form of a written agreement, and the company monitors performance of its third parties in a manner that is commensurate to the size, risk, scope and complexity of the third-party relationship.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted. System disruptions as well as unanticipated events, including pandemics, can negatively affect staff, preventing them from getting to work or from operating business processes.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity, crisis management and disaster recovery planning. Our policy, guidelines and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. In addition, to regularly update and test business continuity plans for critical business operations, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modeling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

To manage model risk, we have established robust, Company-wide model risk management procedures over the models’ life cycle with respect to building, using, changing and retiring models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Information management risk is the inability to capture, manage, retain and appropriately dispose of business records, the inability to provide data that is fit for purpose, accurate, complete or timely to support business decisions, and the inability to manage data location and cross-border appropriately. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.

To manage and monitor information management risk, we have an internal control framework, data governance and record management practices in place. Additional information on operational risk can be found in the Risk Factors section in the AIF.

vi. Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•

Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
•

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	77

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2021 and 2020:

Financial Liabilities and Contractual Obligations

December 31, 2021	Within	1 year to	3 years to	Over

($ millions)	1 year	3 years	5 years	5 years	Total

Insurance and investment contract liabilities(1)	$14,781	$8,271	$8,383	$344,533	$375,968

Senior debentures and unsecured financing(2)	14	28	28	555	625

Subordinated debt(2)	188	375	375	7,587	8,525

Bond repurchase agreements	2,324	—	—	—	2,324

Accounts payable and accrued expenses(3)	7,284	—	—	—	7,284

Lease liabilities(4)	151	276	188	335	950

Secured borrowings from mortgage securitization	150	377	869	817	2,213

Borrowed funds(2)	116	94	51	229	490

Credit facilities(3)	441	—	—	—	441

Total liabilities	$25,449	$9,421	$9,894	$354,056	$398,820

Contractual commitments:(5)

Contractual loans, equities and mortgages	$1,184	$1,023	$407	$1,597	$4,211

Total contractual commitments	$1,184	$1,023	$407	$1,597	$4,211

December 31, 2020 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total

Insurance and investment contract liabilities(1)	$14,735	$8,317	$8,641	$311,570	$343,263

Senior debentures and unsecured financing(2)	323	28	28	555	934

Subordinated debt(2)	143	285	285	5,661	6,374

Bond repurchase agreements	2,208	—	—	—	2,208

Accounts payable and accrued expenses(3)	6,992	—	—	—	6,992

Lease liabilities(4)	157	287	226	412	1,082

Secured borrowings from mortgage securitization	292	219	741	865	2,117

Borrowed funds(2)	54	128	32	256	470

Credit facilities(3)	338	—	—	—	338

Total liabilities	$25,242	$9,264	$9,953	$319,319	$363,778

Contractual commitments:(5) Contractual loans, equities and mortgages	$777	$799	$553	$1,454	$3,583

Total contractual commitments	$777	$799	$553	$1,454	$3,583

(1)  These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)  Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(3)  Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.

(4) Lease liabilities are included on the Consolidated Statements of Financial Position due to the implementation of IFRS 16 Leases (“IFRS 16”).

(5)  Contractual commitments and operating lease commitments are not reported on our Consolidated Financial Statements. Additional information on these commitments is included in Note 23 of our 2021 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 10 of our 2021 Annual Consolidated Financial Statements and the Risk Factors section in the 2021 AIF.

78	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

vii. Other Risks

Risks relating to the COVID-19 Pandemic

Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on our results, business, financial condition or liquidity, and could result in changes to the way we operate. The COVID-19 pandemic and the measures imposed by governments around the world to limit its spread including travel restrictions, business closures, social distancing protocols, school closures, quarantines, and restrictions on gatherings and events, have disrupted the global economy, financial markets, supply chains, business activity and productivity in unprecedented ways. The duration and impacts of the COVID-19 pandemic in the countries in which we operate are varied and cannot currently be determined. Containment measures continue to impact global economic activity, including the pace and magnitude of recovery as well as contributing to increased market volatility supply chain disruptions, inflationary pressures, and changes to the macroeconomic environment. Governments, monetary authorities, regulators and financial institutions, have taken, and continue to take, actions in support of the economy and financial system. These actions include fiscal, monetary and other financial measures to increase liquidity, and to provide financial aid to individuals and businesses. While some programs and temporary measures have come to an end, others remain in place or have continued to be developed in an effort to support the economy. Additional risks are emerging around governments’ withdrawal of COVID-19 pandemic support measures, and how they will seek to finance the unprecedented level of support. If the COVID-19 pandemic is prolonged, the adverse impact on the global economy could deepen, augmenting financial market declines or volatility, corporate insolvency risks and negative household wealth impacts. The continuing or worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on clients, industries and individual countries could have a material adverse effect on our businesses including sales, fee income, investment performance, expenses, results of operations, corporate reputation and financial condition. Sustained adverse effects could negatively impact profitability and also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. To the extent the COVID-19 pandemic adversely affects our business, results of operations, corporate reputation and financial condition, it may also have the effect of heightening many of the other risks described in the Risk Factors section in our AIF and section J - Risk Management in this document. This includes, but is not limited to:

•	Market risks, such as equity, interest rates and spread, real estate, and foreign currency risks, including impact on fee income;
•

Insurance risk, including higher than expected mortality and, morbidity claims and adverse policyholder behaviour including but not limited to higher than expected policy lapses, withdrawals, and surrenders;

•	Credit risk, including defaults, impairments and downgrades;
•

Business and strategic risk including economic and political risk, business strategy implementation risk, distribution risk, expense risk, changes in Client behaviour, sales, investment performance, and changes in legal and regulatory environment;

•

Operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk, and change management risk with the need to quickly implement and execute new programs and procedures to support Clients, advisors, employees, products, and services; and

•	Liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

While rising vaccination rates have supported an easing of containment measures in some geographies, progress towards re-opening has been accompanied by resurgences in the spread of COVID-19 including variants and the re-imposition of restrictions in other geographies. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including variants, mass vaccine production and distribution, vaccine efficacy, public acceptance of containment measures and vaccine adoption, the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

Consistent with the protocols and programs established in our Risk Management Framework, we continue to manage the risks that arise when providing products and services to Clients, which are in line with our Purpose to help Client achieve lifetime financial security and live healthier lives.

IFRS 17 and 9

IFRS 17 Insurance Contracts (“IFRS 17”) and IFRS 9 Financial Instruments (“IFRS 9”) are effective for Canadian insurance companies for annual periods beginning on or after January 1, 2023.

The adoption of IFRS 17 will be a material change to the accounting and reporting process for the Company. We have established a transition program for IFRS 17 and 9 and have dedicated significant resources to execute and oversee the multi-year cross functional plan to manage operational, regulatory, and business and strategic risks associated with the implementation of these standards.

•

Operational risk - the standards requires a more expansive set of data, introduces complex estimation techniques, computational requirements and disclosures, which necessitate a major transformation to various actuarial and financial reporting processes, tools, and systems.

•

Business and strategic risk - the standards may create additional volatility in our financial results and capital position. Volatility of reported results may require changes to business strategies and the introduction of new or modified non-GAAP measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.

•

Regulatory Capital risk - the regulatory capital framework in Canada currently based on IFRS 4 Insurance Contracts (“IFRS 4”) will align with IFRS 17 effective January 1, 2023. The impact to Sun Life from this change is currently uncertain. While OSFI has stated that it intends to maintain capital frameworks consistent with current capital policies and to minimize potential capital impacts at the industry level, the impact for individual companies may vary. OSFI will make changes to the LICAT guideline to reflect IFRS 17 and is consulting directly with key stakeholders. LICAT guideline changes for Segregated Fund Guarantee capital are also planned to take effect January 1, 2025. OSFI has been engaging the industry in testing of new Segregated Fund Guarantee capital requirements, and the impact will not be known until the final calibrations are completed.

Additional information on other risks can be found in the Risk Factor section in our 2021 AIF.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	79

K. Additional Financial Disclosure

1. Selected Annual Information

($ millions, after-tax, unless otherwise stated)	2021	2020	2019

Total revenue	35,688	43,337	39,679

Common shareholders’ net income (loss)	3,934	2,404	2,618

Reported basic earnings per share ($)	6.72	4.11	4.42

Reported earnings per share (diluted) ($)	6.69	4.10	4.40

Total assets	345,370	323,011	297,202

2. Items related to Statement of Operations

i. Business Group Summary Statements of Operations

			2021				2020

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total	Total

Net premiums	14,178	5,371	—	3,394	110	23,053	23,738

Net investment income	3,069	546	20	1,060	(62)	4,633	12,718

Fee income	1,611	81	5,835	642	(167)	8,002	6,881

Revenue	18,858	5,998	5,855	5,096	(119)	35,688	43,337

Gross claims and benefits paid	10,921	5,706	—	1,569	526	18,722	18,307

Changes in insurance contract liabilities, investment contract liabilities and reinsurance assets	3,030	(939)	—	748	(689)	2,150	13,300

Operating expenses, commissions and premium taxes	3,791	1,538	4,512	1,613	363	11,817	10,441

Reinsurance expenses (recoveries)	(1,281)	(979)	—	(157)	(8)	(2,425)	(2,353)

Interest expense	190	49	79	65	(56)	327	355

Total benefits and expenses	16,651	5,375	4,591	3,838	136	30,591	40,050

Income tax expense (benefit)	384	124	372	113	(266)	727	495

Dividends on preferred shares and distributions on other equity instruments	—	—	—	—	101	101	94

Non-controlling interests and participating policyholders’ income in net income of subsidiaries	265	—	—	70	—	335	294

Reported net income (loss) - Common shareholders	1,558	499	892	1,075	(90)	3,934	2,404

Canada

Canada’s revenue decreased by $2.8 billion or 13% in 2021 compared to 2020, reflecting lower net investment income from fair values changes of assets, partially offset by higher net premiums in GRS and Individual Insurance & Wealth.

U.S.

U.S.’s revenue decreased by $2.1 billion or 26% in 2021 compared to 2020, reflecting lower net investment income from fair values changes of assets.

Asset Management

Asset Management’s revenue increased by $0.8 billion or 16% in 2021 compared to 2020, driven by higher fee income in SLC Management and MFS.

Asia

Asia’s revenue decreased by $2.8 billion in 2021 compared to 2020, driven by lower net premiums in International Hubs and lower net investment income from fair values changes of assets.

Corporate

Corporate’s revenue decreased by $0.8 billion in 2021 compared to 2020, driven by lower net investment income from fair value changes of assets.

80	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

ii. Revenue

Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and foreign exchange translation on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market-related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are generally designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

($ millions)	2021	2020

Premiums

Life insurance	10,925	11,812

Health insurance	10,664	10,649

Annuities	3,917	3,729
Gross	25,506	26,190

Life insurance	(1,563)	(1,573)

Health insurance	(611)	(587)

Annuities	(279)	(292)

Less: Ceded	2,453	2,452

Net premiums	23,053	23,738

Net investment income (loss)

Interest and other investment income	6,272	5,407

Fair value(1)(2) and foreign currency changes on assets and liabilities	(1,785)	6,860

Net gains (losses) on available-for-sale assets(2)	146	451

Net Investment income (loss)	4,633	12,718

Fee income	8,002	6,881

Total revenue	35,688	43,337

(1)	Represents the change in FVTPL assets and liabilities.
(2)

The prior year included an AFS gain of $282 million relating to the sale of debt securities and a loss of $342 million as a result of the termination of our fair value derivatives, both of which were related to the repayment of our senior financing obligation. Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. For additional information, refer to Note 12 in our 2021 Annual Consolidated Financial Statements.

Revenue decreased by $7.6 billion or 18% in 2021 compared to 2020, reflecting lower net investment income from fair values changes of assets, partially offset by higher fee income. Foreign exchange translation decreased revenue by $1,287 million.

Gross premiums increased by $0.7 billion or 3% in 2021 compared to 2020, driven by increases in Canada.

Ceded premiums of $2.5 billion in 2021 were in line with 2020.

Net investment income decreased by $8.1 billion or 64% in 2021 compared to 2020, mainly from fair value changes of assets reflecting the impact of interest rates, credit spreads, as well as seed investments and AFS gains(1) in the prior year.

Fee income increased by $1.1 billion or 16% in 2021, compared to 2020, driven by Asset Management and Canada.

(1)

Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. For additional information, refer to Note 12 of our 2020 Annual Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	81

iii. Benefits and Expenses

($ millions)	2021	2020

Benefits and Expenses

Gross claims and benefits paid	18,722	18,307

Changes in insurance contract liabilities, investment contract liabilities and reinsurance assets(1)	2,150	13,300

Operating expenses, commissions and premium taxes	11,817	10,441

Reinsurance expenses (recoveries)	(2,425)	(2,353)

Interest expense	327	355

Total benefits and expenses	30,591	40,050

(1)

Includes changes in insurance contract liabilities, investment contract liabilities, reinsurance assets and segregated funds. For more information, see Note 10.F in our 2021 Annual Consolidated Financial Statements.

Total benefits and expenses decreased by $9.5 billion or 24% in 2021 compared to 2020, primarily driven by decreases in insurance contract liabilities, partially offset by lower net transfers from segregated funds in Canada.

Gross claims and benefits paid of $18.7 billion in 2021 was relatively consistent with 2020.

Changes in insurance contract liabilities, investment contract liabilities and reinsurance assets decreased by $11.2 billion in 2021 compared to 2020, driven by Canada, the U.S. and Asia.

Operating expenses, commissions and premium taxes increased $1.4 billion or 13% in 2021compared to 2020, reflecting higher expenses supporting business growth, higher compensation costs and project spend, and $364 million of unfavourable foreign exchange translation. For additional information, see Note 18 of our 2021 Annual Consolidated Financial Statements.

Reinsurance recoveries of $2.4 billion and interest expense of $0.3 billion were relatively consistent with 2020.

iv. Taxes

Income Taxes

In 2021, we had an income tax expense of $727 million on reported net income before taxes of $5,097 million, which resulted in an effective income tax rate of 14.3%. This compares to an income tax expense of $495 million on reported net income before taxes of $3,287 million and an effective income tax rate of 15.1% in 2020.

On an underlying basis(1), in 2021, we had an income tax expense of $578 million on our underlying net income before taxes of $4,275 million, representing an effective income tax rate of 13.5% which is slightly below our expected range of 15% to 20%. This compares to an income tax expense of $808 million on our underlying net income before taxes of $4,176 million and an effective income tax rate of 19.3% in 2020, which was within our expected range of 15% to 20%.

See section D - Profitability - 5 - Income taxes in this document for additional information on our effective tax rates.

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2021	2020

Income tax expense	727	495

Indirect taxes

Premium taxes (net of premium taxes on ceded business)(1)	396	395

Payroll taxes	202	190

Property taxes	126	124

Goods and services tax (“GST”), harmonized tax (“HST”) and other sales taxes	125	121

Business taxes and other	58	30

Total indirect taxes	907	860

Total taxes	1,634	1,355

Reported effective income tax rate	14.3%	15.1%

Total taxes as a percentage of net income before deduction of total taxes	27.2%	32.7%

(1)	Premium taxes include investment income tax.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

82	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

3. Items related to Statements of Financial Position

i. Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities balances before Other policy liabilities of $135.5 billion as at December 31, 2021, compared to $137.7 billion December 31, 2020, mainly due to balances arising from new policies, partially offset by changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and foreign exchange translation.

Total shareholders’ equity, including preferred share capital, was $26.3 billion as at December 31, 2021, compared to $24.3 billion as at December 31, 2020. The change in total shareholders’ equity included:

(i)	total shareholders’ net income of $4.0 billion, before preferred share dividends of $0.1 billion; and
(ii)	the issuance of $1 billion principal amount of other equity instruments; partially offset by
(iii)	common share dividend payments of $1.4 billion; and
(iv)	redemptions of preferred shares of $1 billion.

ii. Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $nil as at December 31, 2021 and December 31, 2020.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize multi-residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The securitization of the multi- residential mortgages with the CMHC does not qualify for de-recognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 of our 2021 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2021, we loaned securities with a carrying value of $9.9 billion for which the collateral held was $9.9 billion. This is consistent to loaned securities of $2.0 billion, with collateral of $2.1 billion as at December 31, 2020. Of the collateral held, we held cash collateral of $51 million as at December 31, 2021 ($306 million as at December 31, 2020), which is recognized on our Consolidated Statements of Financial Position.

iii. Goodwill and Intangibles Impairment

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2021. There were no goodwill impairment charges in 2021 or 2020. Impairment charges on intangible assets of $9 million were recognized in 2021 and there were impairment charges of $11 million in 2020.

iv. Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 23 of our 2021 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section J - Risk Management - 9 - Risk Categories - vi - Liquidity Risk.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	83

4. Fourth Quarter 2021 Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts of experience-related items attributable to reported net income and underlying net income in the fourth quarter of 2021 and 2020. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Q4’21	Q4’20

($ millions, after-tax)

Reported net income - Common shareholders	1,078	744

Less: Market-related impacts(1)	156	20

Assumption changes and management actions(1)	(19)	(42)

Other adjustments(1)	43	(96)

Underlying net income(2)	898	862

Reported ROE(2)	18.0%	13.3%

Underlying ROE(2)	15.0%	15.4%

Experience-related items attributable to reported net income and underlying net income(3)

Investing activity	14	3

Credit	32	18

Mortality	(71)	(4)

Morbidity	(34)	24

Policyholder behaviour	(10)	(18)

Expenses	(47)	(53)

Other experience	(1)	(1)

Total of experience-related items	(117)	(31)

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.

(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)

Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

Q4’21 reported net income of $1,078 million increased $334 million or 45% compared to the same period in 2020, driven by a $297 million gain on the IPO of our India asset management joint venture and an increase in the value of our real estate investments, partially offset by a $153 million increase in SLC Management’s acquisition-related liabilities(1). Underlying net income of $898 million increased $36 million or 4%, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth. Underlying net income also benefited from a lower effective tax rate in the quarter, largely offset by $113 million of ongoing COVID-19-related mortality and morbidity experience. Earnings on surplus were impacted by lower contributions from seed investments and available-for-sale (“AFS”) gains. Foreign exchange translation led to a decline of $33 million in reported net income and $22 million in underlying net income.

In the fourth quarter of 2021, our effective income tax rate on reported net income and underlying net income(2)was 4.2% and 4.8%, compared to 5.8% and 15.2% in the fourth quarter of 2020, respectively. In the fourth quarter of 2021, our effective tax rate on reported net income and underlying net income were below our expected range of 15% to 20% due to higher tax-exempt investment income and resolutions of prior year’s tax matters. For additional information, refer to Note 20 in our Consolidated Financial Statements for the period ended December 31, 2021.

(1)	Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

84	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Performance by Business Group - Fourth Quarter

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of Canada, U.S., Asset Management, Asia and Corporate.

The following table sets out the differences between our reported net income (loss) and underlying net income (loss) by business group.

	Q4’21

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss) - Common shareholders	356	85	140	446	51	1,078

Less: Market-related impacts(1)	90	40	—	23	3	156

Assumption changes and management actions(1)	2	(19)	—	(2)	—	(19)

Other adjustments(1)	(2)	(8)	(242)	295	—	43

Underlying net income (loss)(2)	266	72	382	130	48	898

			Q4’20
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss) - Common shareholders	255	88	267	132	2	744

Less: Market-related impacts(1)	15	2	—	3	—	20

Assumption changes and management actions(1)	(3)	(60)	—	21	—	(42)

Other adjustments(1)	—	(2)	(66)	(8)	(20)	(96)

Underlying net income (loss)(2)	243	148	333	116	22	862

(1)

Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts

(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Canada

Canada’s Q4’21 reported net income of $356 million increased $101 million or 40% compared to the same period in 2020, driven by an increase in the value of our real estate investments and higher equity markets. Underlying net income of $266 million increased $23 million or 9%, driven by experience-related items and business growth, partially offset by a $20 million investment impairment in earnings on surplus. Experience in the quarter included favourable credit, partially offset by unfavourable morbidity reflecting lower disability claims resolutions.

U.S.

U.S.’s Q4’21 reported net income of US$68 million ($85 million) increased US$2 million or 3% compared to the same period in 2020, driven by an increase in the value of our real estate investments and ACMA impacts, largely offset by the decrease in underlying net income of US$56 million ($76 million). Underlying net income decreased, primarily due to COVID-19-related experience, as working-age population mortality continued to be elevated in the fourth quarter. COVID-19-related experience of US$66 million included US$51 million from mortality and US$15 million primarily from disability.(1)

Lower earnings on surplus also contributed to the decrease, partially offset by favourable credit and other experience. Foreign exchange translation led to a decline of $3 million in reported net income and $2 million in underlying net income.

The trailing four-quarter after-tax profit margin for Group Benefits was 5.7% as of the fourth quarter of 2021, compared to 8.0% as of the fourth quarter of 2020.

Asset Management

Asset Management’s Q4’21 reported net income of $140 million decreased $127 million or 48% compared to the same period in 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities. Underlying net income of $382 million increased $49 million or 15%, driven by a 14% increase in MFS and an 18% increase in SLC Management. Foreign exchange translation led to a decline of $7 million in reported net income and $12 million in underlying net income.

MFS’s Q4’21 reported net income of US$234 million increased US$40 million or 21% compared to the same period in 2020, driven by the increase in underlying net income of US$42 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased, driven by higher ANA, partially offset by higher variable compensation expenses. The pre-tax net operating profit margin ratio for MFS for the fourth quarter of 2021 was 43%, compared to 41% in the same period of 2020.

SLC Management’s Q4’21 reported net loss was $155 million, compared to reported net income of $14 million in the same period in 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities(2). Underlying net income of $40 million increased $6 million or 18%, driven by higher AUM, including the Crescent acquisition which closed in January of 2021.

(1)	In Canadian dollars, COVID-19-related experience of $83 million included $65 million from mortality and $18 million primarily from disability.
(2)	Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	85

Asia

Asia’s Q4’21 reported net income of $446 million increased $314 million compared to the same period in 2020, driven by a $297 million gain from the IPO of our India asset management joint venture, ABSLAMC. Underlying net income of $130 million increased $14 million or 12%, driven by business growth and an investment impairment from the prior year, partially offset by experience-related items and foreign exchange translation. Experience in the quarter included COVID-19-related mortality of $12 million, mostly in the Philippines, and unfavourable experience in our joint ventures(1). Foreign exchange translation led to a decline of $23 million in reported net income and $8 million in underlying net income.

Corporate

Corporate’s Q4’21 reported net income of $51 million increased $49 million compared to the same period in 2020, driven by the increase in underlying net income and restructuring costs in the prior year. Underlying net income of $48 million increased $26 million, benefiting from a lower effective tax rate in the quarter, partially offset by unfavourable expense experience.

5. Fourth Quarter 2021 Growth

Revenue was $12,995 million in the fourth quarter of 2021, an increase of $1,346 million or 12% compared to the same period in 2020, driven by fair value changes of assets and higher fee income. Foreign exchange translation decreased revenue by $183 million.

6. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results

($ millions, unless otherwise noted)	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20

Total revenue	12,995	8,510	12,669	1,514	11,649	10,032	15,186	6,470

Common shareholders’ net income (loss)

Reported net income	1,078	1,019	900	937	744	750	519	391

Less: Market-related impacts(1)	156	171	91	209	20	(1)	(187)	(293)

Assumption changes and management actions(1)	(19)	95	2	(4)	(42)	(53)	5	(53)

Other adjustments(1)	43	(149)	(76)	(118)	(96)	(38)	(38)	(33)

Underlying net income(2)	898	902	883	850	862	842	739	770

Diluted EPS ($)

Reported	1.83	1.74	1.53	1.59	1.27	1.28	0.88	0.67

Underlying(2)	1.53	1.54	1.50	1.45	1.47	1.44	1.26	1.31

Basic reported EPS ($)

Reported	1.84	1.74	1.54	1.60	1.27	1.28	0.89	0.67

Reported net income (loss) by segment - Common shareholders

Canada	356	393	404	405	255	387	117	(42)

U.S.	85	46	157	211	88	(113)	118	164

Asset Management	140	301	221	230	267	251	223	239

Asia	446	288	143	198	132	236	126	100

Corporate	51	(9)	(25)	(107)	2	(11)	(65)	(70)

Total reported net income (loss) - Common shareholders	1,078	1,019	900	937	744	750	519	391

Less: Market-related impacts (pre-tax)(1)	153	231	85	380	(65)	(49)	(436)	(166)

ACMA (pre-tax)(1)	(23)	93	2	(6)	(60)	(91)	3	(66)

Other adjustments (pre-tax)(1)	62	(184)	(68)	(148)	(114)	(46)	(40)	(41)

Tax expense (benefit) on above items	(12)	(23)	(2)	(139)	121	94	253	(106)

Underlying net income (loss) by segment(2)

Canada	266	290	290	285	243	293	281	256

U.S.	72	110	165	171	148	136	123	161

Asset Management	382	362	311	291	333	294	259	242

Asia	130	145	152	159	116	164	144	155

Corporate	48	(5)	(35)	(56)	22	(45)	(68)	(44)

Total underlying net income (loss)(2)	898	902	883	850	862	842	739	770

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

(1)	Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

86	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Third Quarter 2021

Q3’21 reported net income of $1,019 million increased $269 million or 36% compared to the same period in 2020, driven by favourable market- related impacts from changes in the fair value of investment properties, and ACMA, partially offset by a par allocation adjustment. Underlying net income of $902 million increased by $60 million or 7%, driven by business growth, favourable credit experience and higher tax-exempt investment income. This was partially offset by morbidity and expense experience, and the unfavourable impacts of foreign exchange translation. Mortality experience was elevated in the U.S. and Asia, but relatively in line with the prior year. During the third quarter of 2021, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income.

Second Quarter 2021

Reported net income increased by $381 million in the second quarter of 2021 compared to the same period in 2020, driven by favourable market- related impacts, primarily from changes in interest rates. Underlying net income increased by $144 million or 19%, driven by business growth, a lower effective tax rate, and favourable credit experience. These factors were partially offset by the unfavourable impacts of foreign exchange translation, lower investing activity and unfavourable expense experience. During the second quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $70 million and $75 million, respectively.

First Quarter 2021

Reported net income increased by $546 million in the first quarter of 2021 compared to the same period in 2020, driven by market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS’s share-based payment awards and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in the first quarter of 2021 that related to our strategy for our workspace and redefining the role of the office. Underlying net income increased by $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During the first quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively.

Fourth Quarter 2020

Reported net income increased by $25 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019.

Third Quarter 2020

Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable ACMA and fair value adjustments on MFS’s share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in GB in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019, unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale gains.

Second Quarter 2020

Reported net income decreased by $76 million or 13% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS’s share-based payments, partially offset by ACMA. Unfavourable market- related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience.

First Quarter 2020

Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and ACMA impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS’s share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher AFS gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	87

L. Non-IFRS Financial Measures

i.     Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:

(a)

market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;

(b)

assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

(c)	other adjustments:
i.

certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

ii.

fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

iii.

acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods; and

iv.	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 26 of our Consolidated Financial Statements. For additional information about the SLEECS, please refer to Note 13 of our Consolidated Financial Statements.

88	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	2021	2020

Reported net income - Common shareholders	3,934	2,404

Market-related impacts

Equity market impacts

Impacts from equity market changes	278	(34)

Basis risk impacts	24	(109)

Equity market impacts	302	(143)

Interest rate impacts(1)

Impacts of interest rate changes	74	(187)

Impacts of credit spread movements	(11)	(35)

Impacts of swap spread movements	8	8

Interest rate impacts	71	(214)

Impacts of changes in the fair value of investment properties	254	(104)

Less: Market-related impacts	627	(461)

Less: Assumption changes and management actions	74	(143)

Other adjustments

Fair value adjustments on MFS’s share-based payment awards	(186)	(92)

Acquisition, integration and restructuring(2)(3)(7)(8)	(18)	(117)

Other(4)(5)(6)	(96)	4

Less: Total of other adjustments	(300)	(205)

Underlying net income	3,533	3,213

Reported EPS (diluted) ($)	6.69	4.10

Less: Market-related impacts ($)	1.06	(0.80)

Assumption changes and management actions ($)	0.12	(0.24)

Fair value adjustments on MFS’s share-based payment awards ($)	(0.32)	(0.16)

Acquisition, integration and restructuring ($)	(0.03)	(0.20)

Other ($)	(0.16)	0.01

Impact of convertible securities on diluted EPS ($)	(0.01)	—

Underlying EPS (diluted) ($)	6.03	5.49

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)

Amounts relate to acquisition costs for the BGO acquisition, the InfraRed acquisition and the Crescent acquisition, which include the unwinding of the discount for Other financial liabilities of $59 million in 2021 ($47 million in 2020).

(3)

The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office ($20 million in the fourth quarter of 2020), and of $57 million and $48 million in 2021 and 2020.

(4)	Amount relates to an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years recorded in the third quarter of 2021.
(5)

Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in the second quarter of 2021. See section C - Profitability - 5 - Income taxes in our Q2 2021 MD&A.

(6)	Certain hedges in Canada that do not qualify for hedge accounting decreased reported net income by $5 million and $4 million for the third quarter and the first nine months of 2020, respectively.
(7)

Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $153 million in 2021.

(8)	Reflects a realized gain of $297 million on the Initial Public Offering of Aditya Birla Sun Life Asset Management Company in the fourth quarter of 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	89

The following table shows the pre-tax amount of underlying net income adjustments:

($ millions, unless otherwise noted)	2021	2020

Reported net income - Common shareholders (after-tax)	3,934	2,404

Underlying net income adjustments (pre-tax):

Less: Market-related impacts	849	(716)

Assumption changes and management actions	66	(214)

Other adjustments	(338)	(241)

Total underlying net income adjustments (pre-tax)	577	(1,171)

Less: Taxes related to underlying net income adjustments	(176)	362

Underlying net income (after-tax)	3,533	3,213

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company’s international operations.

ii.     Additional Non-IFRS Financial Measures

Management also uses the following non-IFRS financial measures:

After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company’s asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM, defined below.

Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section D - Profitability in this document. See section D - Profitability - 2 - Assumption changes and management actions in this MD&A for details on ACMA.

Note 10.A of the Consolidated Financial Statements for the period ended December 31, 2021 shows the pre-tax impacts of method and assumption changes on shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders’ reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

($ millions)	2021	2020

Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	(273)	(116)

Less: Participating policyholders(1)	(9)	54

Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(264)	(170)

Less: Tax	(93)	(64)

Impacts of method and assumption changes excluding participating policyholders (after-tax)	(171)	(106)

Add: Management actions (after-tax)(2)(3)	247	(65)

Other (after-tax)(4)	(2)	28

Assumption changes and management actions (after-tax)(3)(5)(6).	74	(143)

(1)	Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)

Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was an increase of $331 million in 2021 (a decrease of $76 million in 2020).

(3)

In the third quarter of 2020, ACMA included an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter included a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in our 2020 Annual MD&A.

(4)

Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities, and the pre-tax impact to Method and assumption changes on insurance contract liabilities was a decrease of $2 million in 2021 (an increase of $35 million in 2020).

(5)	Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)	ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in our Q4 2021 MD&A.

90	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2021		As at December 31, 2020

Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):

Cash, cash equivalents & short-term securities	2,383		3,037

Debt securities(1)	1,421		18

Equity securities(2)	861		—

Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	4,665	(3)	3,055

(1)	Includes publicly traded bonds.
(2)	Includes ETF Investments.
(3)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

Earnings on Surplus. This component of the Sources of Earnings (“SOE”) represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on available-for-sale assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments, investment properties mark-to-market, and interest on debt.

Expected profit. The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified impact of new business, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

Experience-related items attributable to reported net income and underlying net income. Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments. The ratio is an indicator of the Company’s capital adequacy measured by its proportion of capital qualifying debt in accordance with OSFI guidelines.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Benefits and expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For items as at a point in time, such as Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and Expected profit component of our Sources of Earnings disclosure, period-end rates are used for currency translation purposes.

Impact of new business. The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point-of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing.

Other AUM. Other AUM is composed of mutual funds, managed funds, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International Wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	91

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales. In Canada, insurance sales consist of sales of individual insurance and Sun Life Health products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products are reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds are no longer reported in net flows.

Sources of Earnings (“SOE”). The SOE is prepared in accordance with the OSFI Guideline D-9, Sources of Earnings Disclosures and is therefore not prescribed under IFRS. The preparation for the document and its components does not have a standard for preparation as it depends on the methodology, estimates, and assumptions used. The components of the SOE are: expected profit, impact of new business, experience gains and losses, management actions and changes in assumptions, and earnings on surplus. On a comparative period-over-period basis, this document refers to the change in expected profit as business growth.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the capital budgeting process to ensure that we are able to achieve our payout targets after factoring in our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section I - Capital and Liquidity Management in this document.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it, excluding amounts attributable to participating policyholders. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

92	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

iii. Reconciliations of Select Non-IFRS Financial Measures

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q4’21

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss) - Common shareholders	356	85	140	446	51	1,078

Less: Market-related impacts (pre-tax)(1)	71	51	—	29	2	153

ACMA (pre-tax)(1)	2	(23)	—	(2)	—	(23)

Other adjustments (pre-tax)(1)	(3)	(10)	(278)	353	—	62

Tax expense (benefit) on above items	20	(5)	36	(64)	1	(12)

Underlying net income (loss)(2)	266	72	382	130	48	898

	Q4’20

Reported net income (loss) - Common shareholders	255	88	267	132	2	744

Less: Market-related impacts (pre-tax)(1)	(75)	2	—	3	5	(65)

ACMA (pre-tax)(1)	(4)	(76)	—	21	(1)	(60)

Other adjustments (pre-tax)(1)	—	(1)	(78)	(8)	(27)	(114)

Tax expense (benefit) on above items	91	15	12	—	3	121

Underlying net income (loss)(2)	243	148	333	116	22	862

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

	2021

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss) - Common shareholders	1,558	499	892	1,075	(90)	3,934

Less: Market-related impacts (pre-tax)(1)	669	117	—	67	(4)	849

ACMA (pre-tax)(1)	52	(126)	—	135	5	66

Other adjustments (pre-tax)(1)	(118)	(14)	(488)	352	(70)	(338)

Tax expense (benefit) on above items	(176)	4	34	(65)	27	(176)

Underlying net income (loss)(2)	1,131	518	1,346	586	(48)	3,533

	2020

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss) - Common shareholders	717	257	980	594	(144)	2,404

Less: Market-related impacts (pre-tax)(1)	(656)	10	—	(77)	7	(716)

ACMA (pre-tax)(1)	43	(397)	—	99	41	(214)

Other adjustments (pre-tax)(1)	4	(6)	(167)	(8)	(64)	(241)

Tax expense (benefit) on above items	253	82	19	1	7	362

Underlying net income (loss)(2)	1,073	568	1,128	579	(135)	3,213

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	93

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4’21		Q4’20
($ millions, after-tax)	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	295	(155)	253	14
Less: Other adjustments (pre-tax)(1)	(53)	(225)	(52)	(26)
Tax expense (benefit) on above items	6	30	6	6
Underlying net income (loss)(2)	342	40	299	34

	2021		2020
($ millions, after-tax)	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	1,049	(157)	942	38
Less: Other adjustments (pre-tax)(1)	(206)	(282)	(103)	(64)
Tax expense (benefit) on above items	20	14	11	8
Underlying net income (loss)(2)	1,235	111	1,034	94

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4’21		Q4’20

(US$ millions)	U.S.	MFS	U.S.	MFS

Reported net income (loss) - Common shareholders	68	234	66	194

Less: Market-related impacts (pre-tax)(1)	42	—	1	—

ACMA (pre-tax)(1)	(19)	—	(58)	—

Other adjustments (pre-tax)(1)	(8)	(43)	(1)	(40)

Tax expense (benefit) on above items	(3)	5	12	4

Underlying net income (loss)(2)	56	272	112	230

(US$ millions)	2021		2020

Reported net income (loss) - Common shareholders	399	836	191	704

Less: Market-related impacts (pre-tax)(1)	94	—	7	—

ACMA (pre-tax)(1)	(101)	—	(299)	—

Other adjustments (pre-tax)(1)	(11)	(165)	(4)	(78)

Tax expense (benefit) on above items	4	16	62	8

Underlying net income (loss)(2)	413	985	425	774

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

 M. Accounting and Control Matters

1. Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 10, 11 and 20 of our 2021 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of

94	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption.
•	Future experience is difficult to estimate.
•	The cohort of risks lacks homogeneity.
•	Operational risks adversely impact the ability to estimate the best estimate assumption.
•	Past experience may not be representative of future experience and the experience may deteriorate.

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the mid-range, with the higher range used where there is greater uncertainty. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

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The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

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Sensitivities to Best Estimate Assumptions

The sensitivities presented below are forward-looking statements. They include measures of our estimated shareholders’ net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as at December 31, 2021 and as at December 31, 2020, reflecting the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions and, where appropriate, taking into account hedging programs in place as at December 31, 2021 and December 31, 2020 described in this MD&A under the heading Market Risk. These sensitivities represent the Company’s estimate of changes in best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2021 and December 31, 2020.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found under the heading J - Risk Management - 9 - Risk Categories - Market Risk Sensitivities in this document.

The following table sets out the estimated immediate impact on, or sensitivity of, our common shareholders’ net income attributable to certain changes in best estimate assumptions as at December 31, 2021 and December 31, 2020:

Critical Accounting Estimate	Sensitivity	2021	2020

($ millions, after-tax)

Mortality	2% increase in the best estimate assumption for insurance products	(25)	(25)

	2% decrease in the best estimate assumption for annuity products	(150)	(150)

Morbidity	5% adverse change in the best estimate assumption	(255)	(250)

Policy Termination Rates	10% decrease in the termination rate - where fewer terminations would be financially adverse	(270)	(295)

	10% increase in the termination rate - where more terminations would be financially adverse	(225)	(200)

Operating Expenses and Inflation	5% increase in unit maintenance expenses	(165)	(175)

Real Estate	1% reduction in assumed future real estate returns	(505)	(495)
Equities	1% reduction in assumed future equity returns	(215)	(235)

Fair Value of Assets and Liabilities

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

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The fair value of other financial liabilities is determined by using the discounted cash flow methodology at the incremental borrowing rate or the effective interest rate. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization (“EBITDA”) for the preceding years before the options’ exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections. The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B of our 2021 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3

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during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 of our 2021 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 of our 2021 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $nil and $140 million for the year ended December 31, 2021, respectively, compared to $5 million and $89 million, respectively, for the year ended December 31, 2020. The total amount of the net realized/unrealized gains (losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a gain of $1 million as at December 31, 2021 compared to a loss of $5 million as at December 31, 2020.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2021 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 10 of our 2021 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods.

No impairment charges were recognized in 2021. We had a carrying value of $6,517 million in goodwill as at December 31, 2021. Additional information on goodwill can be found in Note 9 of our 2021 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives which are varying periods of up to 40 years. Amortization is charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. Impairment charges on intangible assets of $9 million were recognized in 2021 and there were impairment charges of $11 million in 2020.

As at December 31, 2021, our finite life intangible assets had a carrying value of $2.3 billion, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, Bentall Kennedy, and the U.S. employee benefits business acquisitions, the ACB bancassurance partnership, and Crescent, as well as software costs. Our indefinite life intangible assets had a carrying value of $1.1 billion as at December 31, 2021. The value of the indefinite life intangible assets reflected fund management contracts of MFS, BGO, InfraRed and Crescent.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under

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audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments, in countries in which we operate, enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As at December 31, 2021, our net deferred tax asset in the Consolidated Statements of Financial Position was $1,526 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2021, there are no active members in the UK and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 25 of our 2021 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2021 Annual Consolidated Financial Statements.

2.A New and Amended International Financial Reporting Standards Adopted in 2021

We adopted the following amendments on January 1, 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 Leases (“IFRS 16”). The amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

The UK, Financial Conduct Authority (“FCA”) announced on March 5, 2021 that panel bank submissions for UK London Interbank Offered Rate (“LIBOR”) will cease after December 31, 2021 and for key U.S. LIBOR tenors, after June 30, 2023. Additionally, the Canadian Alternative Reference Rate (“CARR”) working group has recommended on December 16, 2021 that the administrator of the Canadian Dollar Offered Rate (“CDOR”), Refinitiv Benchmark Services (UK) Limited (“RBSL”), cease publication of all of CDOR’s remaining tenors after the end of June 2024. However, this is a recommendation only and the decision to cease CDOR ultimately lies solely with RBSL.

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We have created an Interbank Offered Rate (“IBOR”) Transition Program (“the Program”) to manage the transition to Alternative Reference Rates (“ARR”). The Program is cross-functional in nature and comprises key stakeholders across our organization and operates with executive oversight. The Program is on track in executing its transition plan, and is mindful of incorporating market developments as they arise. We also actively participate in industry associations and incorporate best practice guidance from these industry associations, as well as regulatory bodies into the transition plan, such as reviewing all existing and new U.S. LIBOR contracts for appropriate fallback language in contracts.

Areas of risk relating to the replacement of IBOR include the negotiations with borrowers, updating systems and processes which capture IBOR referenced contracts, amendments to those contracts, or existing fallback/transition clauses not operating as anticipated. Other transition risks that may arise because of the new ARRs are predominantly limited to interest rate risk and the risk of losing value or return on existing instruments. In 2020, all our entities exposed to U.S. LIBOR adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol facilitating the transition of legacy derivative contracts. Our entities are also fully ready for the cessation of the publication of GBP LIBOR, having addressed the transition of all exposures as at December 31, 2021.

Our exposure to interest rate benchmarks subject to IBOR reforms is predominately related to U.S. LIBOR. As at December 31, 2021, non-derivative financial assets of $3,849, non-derivative financial liabilities of $70, and derivative notional of $9,417 have not yet transitioned to an ARR and excludes financial instruments maturing by June 30, 2023.

We adopted the following amendment on April 1, 2021:

In March 2021, the IASB issued the COVID-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16. The amendment extends the application period of the practical expedient in IFRS 16 to help lessees account for COVID-19-related rent concessions by one year. The original amendment was issued in May 2020 by adding a practical expedient to provide relief for lessees from lease modification accounting for COVID-19-related rent concessions, such as rent holidays and temporary rent reductions. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

2. B New and Amended International Financial Reporting Standards to be Adopted in 2022

The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2022. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively.

2.C Amended International Financial Reporting Standards to be Adopted in 2023 or Later

We are currently assessing the impact that these amendments will have on our Consolidated Financial Statements:

In May 2021, the IASB issued amendments to IAS 12 Income Taxes (“IAS 12”). The amendments, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendment to IAS 12 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 Making Materiality Judgments (“IFRS Practice Statement 2”). The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 for insurers was also extended to that same date. In December 2021, the IASB issued an optional amendment for a new transition option relating to comparative information about financial assets presented on initial application of IFRS 17. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	101

insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact of IFRS 17. We anticipate it will have an impact on the timing of earnings recognition and the presentation and disclosure of financial results in our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the aforementioned amendments to IFRS 4, we elected the deferral approach permitted under IFRS 4 to continue to apply IAS 39. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

3. Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and CEO, Executive Vice-President and Chief Financial Officer (“CFO”), and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as at December 31, 2021, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2021.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2021, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2021.

Our internal control over financial reporting, as of December 31, 2021, has been audited by the Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2021. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2021.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2021 and ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

 N. Legal and Regulatory Proceedings

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2021.

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic. OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On November 4, 2021, OSFI lifted this restriction on the basis that these restrictions were no longer considered necessary. On April 9, 2020, OSFI announced a smoothing mechanism to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. In the U.S., the National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. This guidance has been extended through December 31, 2021.

102	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

 O. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to the increase in our medium-term financial objectives for underlying return on equity; (iii) relating to our sustainability plan commitments; (iv) relating to our intention to acquire DentaQuest; (v) relating to the expected impact of the transaction on our U.S. employee benefits revenues and mix of our U.S. product and service offerings; (vi) relating to our intention to sell our Canadian sponsored markets business to Canadian Premier; (vi) relating to our growth initiatives and other business objectives; (viii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company; (ix) relating to our expected tax range for future years; (x) set out in this document under the heading H - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities, (xi) that are predictive in nature or that depend upon or refer to future events or conditions; and (xii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q4 2021 MD&A under the headings D - Profitability - 5 - Income taxes, F - Financial Strength and J - Risk Management and in SLF Inc.’s 2021 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Medium-Term Financial Objectives

The Company’s medium-term financial objectives set out in B - Overview - 2 - Financial Objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total equity market return of approximately 8-10% per annum; (iii) credit experience in line with best estimate actuarial assumptions; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant increase in the number of shares outstanding; (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes; and (viii) our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.’s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section I - Capital and Liquidity Management - 3 - Shareholder Dividends in this MD&A.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section B - Overview - 2 - Financial Objectives in this MD&A. Our medium-term financial objectives do not constitute guidance.

Risk Factors

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life’s business, financial condition

MANAGEMENT’S DISCUSSION & ANALYSIS	Sun Life Financial Inc. Annual Report 2021	103

and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The following risk factors are related to our intention to purchase DentaQuest and our intention to sell our Canadian sponsored markets business to Canadian Premier that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) the dedication of our resources to the completion of the transaction and the effect of the Canadian Premier transaction on our continuing operations in Canada; (5) the impact of the announcement of the relevant transaction on us and DentaQuest and us and Canadian Premier, and (6) the sponsored markets business’ net asset value on close. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

104	Annual Report 2021 Sun Life Financial Inc.	MANAGEMENT’S DISCUSSION & ANALYSIS

C O N S O L I D A T E D

F I N A N C I A L S T A T E M E N T S

A N D N O T E S

FINANCIAL REPORTING RESPONSIBILITIES		106

APPOINTED ACTUARY’S REPORT		107

INDEPENDENT AUDITOR’S REPORT		108

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		111

CONSOLIDATED FINANCIAL STATEMENTS		114

Consolidated Statements of Operations		114

Consolidated Statements of Comprehensive Income (Loss)		115

Consolidated Statements of Financial Position		116

Consolidated Statements of Changes in Equity		117

Consolidated Statements of Cash Flows		118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		119

Significant Accounting Policies	Note 1	119

Changes in Accounting Policies	Note 2	129

Acquisitions and Other	Note 3	130

Segmented Information	Note 4	132

Total Invested Assets and Related Net Investment Income	Note 5	135

Financial Instrument Risk Management	Note 6	143

Insurance Risk Management	Note 7	154

Other Assets	Note 8	158

Goodwill and Intangible Assets	Note 9	158

Insurance Contract Liabilities and Investment Contract Liabilities	Note 10	160

Reinsurance	Note 11	166

Other Liabilities	Note 12	167

Senior Debentures and Innovative Capital Instruments	Note 13	168

Subordinated Debt	Note 14	170

Share Capital	Note 15	171

Interests in Other Entities	Note 16	173

Fee Income	Note 17	175

Operating Expenses, Commissions, and Premium Taxes	Note 18	175

Share-Based Payments	Note 19	175

Income Taxes	Note 20	178

Capital Management	Note 21	180

Segregated Funds	Note 22	181

Commitments, Guarantees and Contingencies	Note 23	183

Related Party Transactions	Note 24	185

Pension Plans and Other Post-Retirement Benefits	Note 25	185

Earnings (Loss) Per Share	Note 26	190

Accumulated Other Comprehensive Income (Loss)	Note 27	190

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	105

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2021, based on the framework and criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2021, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2021 and December 31, 2020. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit Committee to discuss the results of its audit.

Kevin Strain, CPA, CA	Manjit Singh, CPA, CA

President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada

February 9, 2022

106	Sun Life Financial Inc. Annual Report 2021	Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2021 and December 31, 2020 and their change in the Consolidated Statements of Operations for the year ended December 31, 2021 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 9, 2022

Appointed Actuary’s Report	Sun Life Financial Inc. Annual Report 2021	107

Independent Auditor’s Report

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion

We have audited the consolidated financial statements of Sun Life Financial Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate opinion on these matters.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements

Key Audit Matter Description

The Company has significant insurance contract liabilities representing the majority of its total liabilities. Application of different assumptions may result in different measurement of the insurance contract liabilities. There is insurance risk from the uncertainty of product performance due to differences between the actual experience and expected experience. The Company uses various actuarial models to determine insurance contract liabilities, some of which involve high levels of complexity.

While there are many assumptions which management makes, the assumptions with the greatest uncertainty are those related to mortality, including the impact, if any, of the COVID-19 pandemic and lapse and other policyholder behaviour (“policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain actuarial models and mortality and policyholder behaviour assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of actuarial specialists.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to actuarial models and assumptions of mortality and policyholder behaviour included the following, among others:

•

We evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality and policyholder behaviour assumptions used in the calculation of insurance contract liabilities as well as access and change management controls over those actuarial models.

•	With the assistance of actuarial specialists, we tested the reasonableness of key mortality and policyholder behaviour assumptions, by:
•	Evaluating management’s methods and assumptions in accordance with actuarial principles and practices under the Canadian actuarial standards of practice.
•	Testing experience studies and other inputs used in the determination of the mortality and policyholder behaviour assumptions.
•

Analyzing management’s interpretation of its experience study results, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.

•	With the assistance of actuarial specialists, we tested the appropriateness of actuarial models used in the estimation process by:
•	Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
•	Testing the accuracy of a sample of actuarial models for changes in key assumptions.

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements

Key Audit Matter Description

Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of fair value specialists.

108	Sun Life Financial Inc. Annual Report 2021	Independent Auditor’s Report

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:

•

We evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.

•

With the assistance of fair value specialists, we evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates and future rental rates of market surveys and transactions in comparable properties.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis
•	The information, other than the financial statements and our auditor’s reports thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Independent Auditor’s Report	Sun Life Financial Inc. Annual Report 2021	109

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Margaret Tang.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 9, 2022

110	Sun Life Financial Inc. Annual Report 2021	Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements

Critical Audit Matter Description

The Company has significant insurance contract liabilities representing the majority of its total liabilities. Application of different assumptions may result in different measurement of the insurance contract liabilities. There is insurance risk from the uncertainty of product performance due to differences between the actual experience and expected experience. The Company uses various actuarial models to determine insurance contract liabilities, some of which involve high levels of complexity.

While there are many assumptions which management makes, the assumptions with the greatest uncertainty are those related to mortality, including the impact, if any, of the COVID-19 pandemic, and lapse and other policyholder behaviour (“policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances, including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain actuarial models and mortality and policyholder behaviour assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to actuarial models and assumptions of mortality and policyholder behaviour included the following, among others:

•

We evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality and policyholder behaviour assumptions used in the calculation of insurance contract liabilities as well as access and change management controls over those actuarial models.

•	With the assistance of actuarial specialists, we tested the reasonableness of key mortality and policyholder behaviour assumptions, by:
•	Evaluating management’s methods and assumptions in accordance with actuarial principles and practices under the Canadian actuarial standards of practice.
•	Testing experience studies and other inputs used in the determination of the mortality and policyholder behaviour assumptions.
•

Analyzing management’s interpretation of its experience study results, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.

•	With the assistance of actuarial specialists, we tested the appropriateness of actuarial models used in the estimation process by:
•	Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
•	Testing the accuracy of a sample of actuarial models for changes in key assumptions.

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2021	111

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements

Critical Audit Matter Description

Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:

•

We evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.

•

With the assistance of fair value specialists, we evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates and future rental rates of market surveys and transactions in comparable properties.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 9, 2022

We have served as the Company’s auditor since 1875.

112	Sun Life Financial Inc. Annual Report 2021	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company” as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB, the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated February 9, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1 pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2 provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3 provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
February 9, 2022

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2021	113

 CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars, except for per share amounts)	2021	2020

Revenue

Premiums

Gross	$25,506	$26,190

Less: Ceded	2,453	2,452

Net premiums	23,053	23,738

Net investment income (loss):

Interest and other investment income (Note 5)	6,272	5,407

Fair value and foreign currency changes on assets and liabilities (Note 5)	(1,785)	6,860

Net gains (losses) on available-for-sale assets	146	451

Net investment income (loss)	4,633	12,718

Fee income (Note 17)	8,002	6,881

Total revenue	35,688	43,337

Benefits and expenses

Gross claims and benefits paid (Note 10)	18,722	18,307

Increase (decrease) in insurance contract liabilities (Note 10)	2,437	14,860

Decrease (increase) in reinsurance assets (Note 10)	86	204

Increase (decrease) in investment contract liabilities (Note 10)	(22)	61

Reinsurance expenses (recoveries) (Note 11)	(2,425)	(2,353)

Net transfer to (from) segregated funds (Note 22)	(351)	(1,825)

Operating expenses, commissions and premium taxes (Note 18)	11,817	10,441

Interest expense	327	355

Total benefits and expenses	30,591	40,050

Income (loss) before income taxes	5,097	3,287

Less: Income tax expense (benefit) (Note 20)	727	495

Total net income (loss)	4,370	2,792

Less: Net income (loss) attributable to participating policyholders (Note 21)	335	283

Net income (loss) attributable to non-controlling interests	—	11

Shareholders’ net income (loss)	4,035	2,498

Less: Dividends on preferred shares and distributions on other equity instruments	101	94

Common shareholders’ net income (loss)	$3,934	$2,404

Average exchange rates during the reporting periods: U.S. dollars	1.25	1.34

Earnings (loss) per share (Note 26)
Basic	$6.72	$4.11

Diluted	$6.69	$4.10

Dividends per common share	$2.310	$2.200

The attached notes form part of these Consolidated Financial Statements.

114	Sun Life Financial Inc. Annual Report 2021	Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2021	2020

Total net income (loss)	$4,370	$2,792

Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	(202)	(204)

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	(236)	658

Reclassifications to net income (loss)	(130)	(339)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	25	(15)

Reclassifications to net income (loss)	(19)	9

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	(14)	(9)

Reclassifications to net income (loss) upon change in ownership interest (Note 16)	9	—

Total items that may be reclassified subsequently to income	(567)	100

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(39)	22

Total items that will not be reclassified subsequently to income	(39)	22

Total other comprehensive income (loss)	(606)	122

Total comprehensive income (loss)	3,764	2,914

Less: Participating policyholders’ comprehensive income (loss) (Note 21)	332	277

Non-controlling interests’ comprehensive income (loss) (Note 21)	—	11

Shareholders’ comprehensive income (loss)	$3,432	$2,626

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2021	2020

Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses)	$1	$(16)

Unrealized gains (losses) on available-for-sale assets	66	(180)

Reclassifications to net income for available-for-sale assets	15	87

Unrealized gains (losses) on cash flow hedges	(11)	2

Reclassifications to net income for cash flow hedges	8	1

Total items that may be reclassified subsequently to income	79	(106)

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	9	(8)

Total items that will not be reclassified subsequently to income	9	(8)

Total income tax benefit (expense) included in other comprehensive income (loss)	$88	$(114)

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	115

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2021	2020

Assets

Cash, cash equivalents and short-term securities (Note 5)	$12,278	$13,527

Debt securities (Notes 5 and 6)	88,727	89,089

Equity securities (Notes 5 and 6)	9,113	6,631

Mortgages and loans (Notes 5 and 6)	51,692	49,946

Derivative assets (Notes 5 and 6)	1,583	2,160

Other invested assets (Note 5)	8,759	5,778

Policy loans (Note 5)	3,261	3,265

Investment properties (Note 5)	9,109	7,516

Invested assets	184,522	177,912

Other assets (Note 8)	5,434	5,152

Reinsurance assets (Note 10 and 11)	3,683	3,843

Deferred tax assets (Note 20)	1,848	1,634

Intangible assets (Note 9)	3,370	2,477

Goodwill (Note 9)	6,517	6,072

Total general fund assets	205,374	197,090

Investments for account of segregated fund holders (Note 22)	139,996	125,921

Total assets	$345,370	$323,011

Liabilities and equity

Liabilities

Insurance contract liabilities (Note 10)	$147,811	$145,773

Investment contract liabilities (Note 10)	3,368	3,189

Derivative liabilities (Notes 5 and 6)	1,392	1,744

Deferred tax liabilities (Note 20)	322	383

Other liabilities (Note 12)	17,783	14,858

Senior debentures (Note 13)	200	500

Subordinated debt (Note 14)	6,425	4,781

Total general fund liabilities	177,301	171,228

Insurance and investment contracts for account of segregated fund holders (Note 22)	139,996	125,921

Total liabilities	$317,297	$297,149

Equity

Issued share capital and contributed surplus	$10,615	$10,591

Shareholders’ retained earnings and accumulated other comprehensive income	15,699	13,878

Total shareholders’ equity	26,314	24,469

Participating policyholders’ equity	1,700	1,368

Non-controlling interests’ equity	59	25

Total equity	$28,073	$25,862

Total liabilities and equity	$345,370	$323,011

Exchange rates at the end of the reporting periods:	U.S. dollars	1.26	1.27

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 9, 2022.

Kevin Strain Chief Executive Officer	Barbara G. Stymiest Director

116	Sun Life Financial Inc. Annual Report 2021	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2021	2020

Shareholders:

Preferred shares and other equity instruments (Note 15)

Balance, beginning of year	$2,257	$2,257

Issued during the year	1,000	—

Issuance costs, net of tax	7	—

Redeemed during the year	(1,025)	—

Balance, end of year	2,239	2,257

Common shares (Note 15)

Balance, beginning of year	8,262	8,289

Stock options exercised	43	23

Common shares purchased for cancellation	—	(50)

Balance, end of year	8,305	8,262

Contributed surplus

Balance, beginning of year	72	73

Share-based payments	6	4

Stock options exercised	(7)	(5)

Balance, end of year	71	72

Retained earnings

Balance, beginning of year	12,289	11,318

Net income (loss)	4,035	2,498

Redemption of preferred shares	(20)	—

Dividends on common shares	(1,351)	(1,283)

Dividends on preferred shares and distributions on other equity instruments	(101)	(94)

Common shares purchased for cancellation (Note 15)	—	(150)

Changes attributable to acquisition (Note 3)	(139)	—

Balance, end of year	14,713	12,289

Accumulated other comprehensive income (loss), net of taxes (Note 27)

Balance, beginning of year	1,589	1,461

Total other comprehensive income (loss) for the year	(603)	128

Balance, end of year	986	1,589

Total shareholders’ equity, end of year	$26,314	$24,469

Participating policyholders:

Balance, beginning of year	$1,368	$1,091

Net income (loss) (Note 21)	335	283

Total other comprehensive income (loss) for the year (Note 27)	(3)	(6)

Total participating policyholders’ equity, end of year	$1,700	$1,368

Non-controlling interests:

Balance, beginning of year	$25	$19

Changes attributable to acquisition (Note 3)	15	—

Net income (loss)	—	11

Additional contribution	37	13

Distribution to non-controlling interests	(18)	(18)

Total non-controlling interests’ equity, end of year	$59	$25

Total equity	$28,073	$25,862

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	117

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2021	2020

Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$5,097	$3,287

Adjustments:

Interest expense related to financing activities	186	209

Increase (decrease) in insurance and investment contract liabilities	2,415	14,921

Decrease (increase) in reinsurance assets	86	204

Realized and unrealized (gains) losses and foreign currency changes on invested assets	1,639	(7,311)

Sales, maturities and repayments of invested assets	55,189	76,289

Purchases of invested assets	(64,592)	(81,709)

Income taxes received (paid)	(1,028)	(690)

Mortgage securitization (Note 5)	95	197

Other operating activities	(944)	1,856

Net cash provided by (used in) operating activities	(1,857)	7,253

Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(81)	(158)

Investment in and transactions with joint ventures and associates (Note 16)	(29)	(1)

Dividends and other proceeds relating to joint ventures and associates (Note 16)	382	29

Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	(412)	(469)

Other investing activities	(663)	(287)

Net cash provided by (used in) investing activities	(803)	(886)

Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds (Note 12)	31	81

Issuance of subordinated debt, net of issuance costs (Note 14)	1,992	1,740

Repayment of senior financing (Note 12)	—	(2,020)

Increase in (repayment of) borrowing from credit facility	108	275

Redemption of preferred shares and other equity instruments (Note 21)	(1,025)	—

Redemption of senior debentures and subordinated debt (Notes 13 and 14)	(650)	(500)

Issuance of preferred shares and other equity instruments, net (Note 21)	987	—

Issuance of common shares on exercise of stock options	36	18

Transactions with non-controlling interests	19	(5)

Common shares purchased for cancellation (Note 15)	—	(200)

Dividends paid on common and preferred shares	(1,428)	(1,360)

Payment of lease liabilities	(143)	(136)

Interest expense paid	(187)	(205)

Net cash provided by (used in) financing activities	(260)	(2,312)

Changes due to fluctuations in exchange rates	(35)	(92)

Increase (decrease) in cash and cash equivalents	(2,955)	3,963

Net cash and cash equivalents, beginning of year	10,648	6,685

Net cash and cash equivalents, end of year	7,693	10,648

Short-term securities, end of year (Note 5)	4,452	2,873

Net cash, cash equivalents and short-term securities, end of year (Note 5)	$12,145	$13,521

(1)	Consists of total cash consideration paid of $446 ($514 in 2020), less cash and cash equivalents acquired of $34 ($45 in 2020).

The attached notes form part of these Consolidated Financial Statements.

118	Sun Life Financial Inc. Annual Report 2021	Consolidated Financial Statements

 Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

 1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), Asia, and the United Kingdom (“UK”). We also operate mutual fund and investment management businesses, primarily in Canada, the U.S., and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable business segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently.

Estimates, Assumptions and Judgments

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, determination and impairment of goodwill and intangible assets, determination of provisions and liabilities for pension plans, other post-retirement benefits, income taxes, and the determination of fair value of share-based payments. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions are discussed in this Note.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; deferred income tax assets; and the determination of cash generating unit (“CGU”).

COVID-19 Pandemic Considerations

In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For our insurance contract liabilities, no material COVID-19 specific provisions or adjustments to our long-term assumptions have been made, and we continue to monitor our experience and exposure to the COVID-19 pandemic.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	119

  Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contract Liabilities and Investment Contract Liabilities Note 10 Insurance Contract Liabilities and Investment Contract Liabilities

Determination of fair value	Note 1 Basis of Consolidation Note 1 Determination of Fair Value Note 3 Acquisitions and Other Note 5 Total Invested Assets and Related Net Investment Income

Impairment of financial instruments	Note 1 Financial Assets Excluding Derivative Financial Instruments Note 6 Financial Instrument Risk Management

Income taxes	Note 1 Income Taxes Note 20 Income Taxes

Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits Note 25 Pension Plans and Other Post-Retirement Benefits

Goodwill and intangible assets on acquisition and impairment	Note 1 Goodwill Note 1 Intangible Assets Note 3 Acquisitions and Other Note 9 Goodwill and Intangible Assets

Determination of control for purpose of consolidation	Note 1 Basis of Consolidation Note 16 Interests in Other Entities

Share-based payments	Note 19 Share-Based Payments

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination. Interests in controlled entities held by external parties are reported as non-controlling interests (“NCI”).

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5.

120	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translation to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition.

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Cash, cash equivalents and short-term securities Debt securities	FVTPL FVTPL and AFS

Equity securities	FVTPL and AFS

Mortgages and loans	Loans and receivables

Other invested assets	FVTPL and AFS

Policy loans	Loans and receivables

Mortgages and loans include mortgages, loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities are measured at amortized cost or designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their funding dates.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held-for-trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT.

Generally, debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as

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FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and exchange differences calculated on other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are generally carried at amortized cost. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned, and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Solely Payments of Principal and Interest (“SPPI”) Disclosures

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 Insurance Contracts (“IFRS 4”) an optional temporary exemption from applying IFRS 9 Financial Instruments (“IFRS 9”) (“deferral approach”). We qualify and have elected to take the deferral approach as our activities are predominantly connected with insurance and we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the existing financial instrument standard.

To enable a comparison to entities applying IFRS 9 we disclose those invested assets that pass the SPPI test, excluding any that are managed and whose performance is evaluated on a fair value basis. Except for Debt securities designated as AFS and Mortgages and loans, our financial assets are managed and their performance is evaluated on a fair value basis. Please refer to Note 5.A.i for the related disclosure as at December 31, 2021 and 2020.

Financial assets that pass the SPPI test are assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ii) Derecognition

Financial assets are derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership, or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on estimates of future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

122	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss. Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for hedge accounting purposes. Changes in (i) fair value of derivatives that are not designated for hedge accounting purposes, which are defined as derivative investments, and (ii) embedded derivatives that are bifurcated, are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of an investment in a foreign operation, or hedge accounting is discontinued. All hedging relationships are documented at inception and hedge effectiveness is assessed at inception and on a quarterly basis to determine whether the hedging instruments are highly effective in offsetting changes attributable to the hedged risk in the fair value or cash flows of the hedged items.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as hedging instruments in fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity and foreign currency forwards are designated as hedging instruments in cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from the hedging relationship, such as the spot-to-forward differential, are recognized in Interest and other investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of Operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host contract in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Obligations for Securities Borrowing

The obligation for the securities borrowing represents our commitment to deliver securities under short sale program. Under the program, we short sell the securities that we borrowed from a third party. The obligation to return the securities is not recognized in the Consolidated Statements of Financial Position, until they are sold, and the risks and rewards of the ownership have been transferred to us. Upon recognition, they are classified as HFT. The securities borrowings are returnable to the lender upon demand or at our discretion.

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Investment Properties

Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.

Other Invested Assets - Non-Financial Assets

Other invested assets also include non-financial assets such as investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Other Assets

Other assets, which are measured at amortized cost, include accounts receivable, investment income due and accrued, deferred acquisition costs, property and equipment, and lessee’s right-of-use assets. Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years. The right-of-use asset is subsequently depreciated on a straight-line basis over the lease term.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, represent reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right- of-use asset and a lease liability at the commencement date of the lease. For leases where we act as the lessor, we assess whether the leases should be classified as finance or operating leases. Our leases are classified as operating leases. Operating leases are recognized into income on a straight-line basis.

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expenses in the Consolidated Statements of Operations. The right-of-use asset is depreciated to the earlier of the lease term and its useful life. The right-of-use asset is assessed for impairment under IAS 36 Impairment of Assets. Right-of-use assets are assessed for indicators of impairment at each reporting period. If there is an indication that a right-of-use asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount. If an impairment loss has been incurred, the carrying value of the right-of-use asset is reduced with the corresponding amount recognized in income.

124	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications. A lease modification is considered as a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives which are varying periods of up to 40 years. Amortization is charged through Operating expenses in the Consolidated Statements of Operation. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGUs’ carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 10 and sensitivities are discussed in Note 7.

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Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities which are measured at amortized cost, include accounts payable, lines of credit, repurchase agreements, accrued expenses and taxes, senior financing, provisions, lessee’s lease liabilities and a deferred payment liability. Liabilities for provisions, other than insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

The lease liabilities are initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. Subsequently, the lease liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities are initially measured at fair value, which is the present value of the expected cash outflow of the obligations, using our incremental borrowing rate. Subsequently, other financial liabilities are measured at amortized cost. If there is a change to the expected timing or amount of cash outflows, the carrying amount will be adjusted to reflect the revised estimates and will be recognized in the Consolidated Statements of Operations.

Further details on other financial liabilities, the put option and the deferred payment liability are included in Note 3.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us to customers that do not transfer significant insurance risk and do not transfer financial risk from the customer to us, including contracts for investment management service, are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in Other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfer to (from) segregated funds in our Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

126	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Insurance and Investment Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders. The liabilities reported as Insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in our Consolidated Statements of Financial Position.

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders. The liabilities reported as Investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included in general fund liabilities in Investment contract liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized in the current or previous period in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Interest expense and Operating expenses, respectively, in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent of the probability that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds or as qualifying insurance contracts. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability in Other assets or Other liabilities, respectively.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	127

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 25.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”), which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

128	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 2. Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2021

We adopted the following amendments on January 1, 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 Leases (“IFRS 16”). The amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

The UK, Financial Conduct Authority (“FCA”) announced on March 5, 2021 that panel bank submissions for UK London Interbank Offered Rate (“LIBOR”) will cease after December 31, 2021 and for key U.S. LIBOR tenors, after June 30, 2023. Additionally, the Canadian Alternative Reference Rate (“CARR”) working group has recommended on December 16, 2021 that the administrator of the Canadian Dollar Offered Rate (“CDOR”), Refinitiv Benchmark Services (UK) Limited (“RBSL”), cease publication of all of CDOR’s remaining tenors after the end of June 2024. However, this is a recommendation only and the decision to cease CDOR ultimately lies solely with RBSL.

We have created an Interbank Offered Rate (“IBOR”) Transition Program (“the Program”) to manage the transition to Alternative Reference Rates (“ARR”). The Program is cross-functional in nature and comprises key stakeholders across our organization and operates with executive oversight. The Program is on track in executing its transition plan, and is mindful of incorporating market developments as they arise. We also actively participate in industry associations and incorporate best practice guidance from these industry associations, as well as regulatory bodies into the transition plan, such as reviewing all existing and new U.S. LIBOR contracts for appropriate fallback language in contracts.

Areas of risk relating to the replacement of IBOR include the negotiations with borrowers, updating systems and processes which capture IBOR referenced contracts, amendments to those contracts, or existing fallback/transition clauses not operating as anticipated. Other transition risks that may arise because of the new ARRs are predominantly limited to interest rate risk and the risk of losing value or return on existing instruments. In 2020, all our entities exposed to U.S. LIBOR adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol facilitating the transition of legacy derivative contracts. Our entities are also fully ready for the cessation of the publication of GBP LIBOR, having addressed the transition of all exposures as at December 31, 2021.

Our exposure to interest rate benchmarks subject to IBOR reforms is predominately related to U.S. LIBOR. As at December 31, 2021, non-derivative financial assets of $3,849, non-derivative financial liabilities of $70, and derivative notional of $9,417 have not yet transitioned to an ARR and excludes financial instruments maturing by June 30, 2023.

We adopted the following amendment on April 1, 2021:

In March 2021, the IASB issued the COVID-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16. The amendment extends the application period of the practical expedient in IFRS 16 to help lessees account for COVID-19-related rent concessions by one year. The original amendment was issued in May 2020 by adding a practical expedient to provide relief for lessees from lease modification accounting for COVID-19- related rent concessions, such as rent holidays and temporary rent reductions. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2022

The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2022. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	129

2.C Amended International Financial Reporting Standards to be Adopted in 2023 or Later

We are currently assessing the impact that these amendments will have on our Consolidated Financial Statements:

In May 2021, the IASB issued amendments to IAS 12 Income Taxes (“IAS 12”). The amendments, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendment to IAS 12 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 Making Materiality Judgments (“IFRS Practice Statement 2”). The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 for insurers was also extended to that same date. In December 2021, the IASB issued an optional amendment for a new transition option relating to comparative information about financial assets presented on initial application of IFRS 17. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact of IFRS 17. We anticipate it will have an impact on the timing of earnings recognition and the presentation and disclosure of financial results in our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the aforementioned amendments to IFRS 4, we elected the deferral approach permitted under IFRS 4 to continue to apply IAS 39. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

 3. Acquisitions and Other

Pinnacle Care International, Inc.

On July 1, 2021, we completed the acquisition of Pinnacle Care International, Inc. (“PinnacleCare”). Total consideration for the 100% acquisition of PinnacleCare was cash of $110, which mainly comprises of goodwill and intangibles. Goodwill of $45, recognized as a part of the acquisition, represents the value of synergies from the integration of PinnacleCare into the U.S. Group Benefits business. Intangible assets of $64, recognized as a part of the acquisition, represent the value of customer relationships acquired with the business.

PinnacleCare is a U.S. health-care navigation and medical intelligence service which expands our medical stop-loss business. The acquisition now forms part of our U.S. Group Benefits business. This acquisition will expand our medical stop-loss business by improving the care experience, costs and outcomes for both the employee and employer.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

130	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Crescent Capital Group LP

On January 5, 2021, we purchased 51% of Crescent Capital Group LP (“Crescent”), a U.S.-based global alternative credit investment manager, as well as the ability to acquire the remaining interest in the future. Crescent is reported in the SLC Management business unit within our Asset Management business segment. Consideration included $308 in cash and $6 of contingent consideration to the former owners of Crescent. The acquisition will extend SLC Management’s solutions in alternative credit.

The fair values of the identifiable assets and liabilities acquired were:

As at January 5, 2021

Intangible assets	$ 341

Net liabilities	(119)

Total identifiable net assets at fair value	222

Non-controlling interest(1)	(317)

Goodwill arising on acquisition	409

Total consideration	$ 314

(1)

We have elected to measure NCI at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

The fair values of the identifiable assets and liabilities are subject to refinement and have been retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

Crescent minority shareholders also have the option to require us to purchase their shares (“put option”) in 2026. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2026. The fair value of the put option liability was recognized in Other financial liabilities and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders was recorded as a reduction to Retained earnings. Any changes to the carrying value of the financial liability after the acquisition date will be recognized in the Consolidated Statements of Operations. The agreement also includes a contingent payment based on the achievement of certain milestones.

At the date of acquisition, the impact to our assets, liabilities and equity is as follows:

As at January 5, 2021	Share purchase	Put option adjustments	Total

Cash consideration	$(308)	$—	$(308)

Intangible assets	341	—	341

Goodwill(1)	409	—	409

Total assets	$442	$—	$442

Net liabilities	$(119)	$—	$(119)

Other financial liabilities — Contingent consideration	(6)	—	(6)

Other financial liabilities — Put option	—	(441)	(441)

Total liabilities	$(125)	$(441)	$(566)

Non-controlling interest(2)	$(317)	$302	$(15)

Retained earnings	—	139	139

Total equity	$(317)	$441	$124

(1)	Goodwill of $409 reflects non-contractual customer relationships and is tax deductible.
(2)

The remaining $15 represents specifically identifiable assets where the risks and rewards accrue to the minority shareholders of Crescent Capital Group, and the related NCI interests are not a party to the put option.

InfraRed Capital Partners

On July 1, 2020, we acquired 80% of InfraRed Capital Partners (“InfraRed”), a UK-based global infrastructure and real estate investment manager, as well as the ability to acquire the remaining interest in the future. InfraRed is reported in the SLC Management business unit within our Asset Management business segment. Consideration included approximately $517 in cash and $29 of contingent consideration to the former owners of InfraRed. InfraRed’s infrastructure platform focuses on value-add investing in both greenfield and brownfield assets worldwide across social, transportation, and renewable energy sectors; while InfraRed’s real estate platform is a combination of European and Asian value-add strategies. This acquisition provided SLC Management with capabilities in infrastructure equity, a fit with SLC Management’s mission to provide a broad spectrum of solutions built on alternative asset classes and liability-driven investing strategies.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	131

The fair values of the identifiable assets and liabilities acquired were:

As at July 1, 2020

Intangible assets	$ 357

Net assets	97

Deferred tax liabilities	(67)

Total identifiable net assets at fair value	387

Financial liability	(129)

Goodwill arising on acquisition(1)	288

Total consideration(2)	$ 546

(1)	Goodwill of $288 reflects InfraRed’s non-contractual customer relationships.
(2)	Amount includes $29 of contingent consideration.

The NCI of 20% will be recognized as a financial liability initially measured at fair value and subsequently measured at amortized cost. Any changes to the carrying value of the financial liability will be recognized in the Consolidated Statements of Operations. As part of the transaction, InfraRed minority shareholders have the option to require us to purchase their shares in 2024. We have a call option to acquire the remaining outstanding shares in InfraRed commencing in 2025.

Acquisitions and Other

On December 13, 2021, we announced that Canadian Premier Life Insurance Company (“Canadian Premier”) has entered into an agreement to acquire our sponsored markets business. Sponsored markets include a variety of association & affinity, and group creditor clients. The transaction is expected to close in early 2023, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals.

On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc. (“DentaQuest”), a U.S.-based dental benefits provider, for approximately $3,100 (US$2,475). Upon close of the transaction, DentaQuest will become part of the Sun Life U.S. business segment. The transaction is expected to close in the first half of 2022, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

On February 1, 2021, the second stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”) was completed for net proceeds of $17. Included in the acquisition were $480 in Invested assets and $480 of Investment contract liabilities.

On November 18, 2020, we entered into a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank (“ACB”) effective January 1, 2021. The partnership significantly expands our distribution capabilities in Asia. An initial payment of $471 was made in January 2021, based on the contractual terms of the agreement. The initial payment was capitalized as an intangible asset and will be amortized over the life of the contract based on a units-of-production method.

 4. Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS and SLC Management business units. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital and other items not allocated to our other business groups. Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

132	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Results by segment for the years ended December 31, 2021 and December 31, 2020 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total

2021

Gross premiums:

Annuities	$3,874	$—	$—	$29	$14	$—	$3,917

Life insurance	5,848	1,452	—	3,542	83	—	10,925

Health insurance	5,989	4,624	—	24	27	—	10,664

Total gross premiums	15,711	6,076	—	3,595	124	—	25,506

Less: Ceded premiums	1,533	705	—	201	14	—	2,453

Net investment income (loss)	3,069	546	20	1,060	37	(99)	4,633

Fee income	1,611	81	5,835	642	111	(278)	8,002

Total revenue	18,858	5,998	5,855	5,096	258	(377)	35,688

Less:

Total benefits and expenses	16,651	5,375	4,591	3,838	513	(377)	30,591

Income tax expense (benefit)	384	124	372	113	(266)	—	727

Total net income (loss)	$1,823	$499	$892	$1,145	$11	$—	$4,370

Less:

Net income (loss) attributable to participating policyholders	265	—	—	70	—	—	335

Shareholders’ net income (loss)	$1,558	$499	$892	$1,075	$11	$—	$4,035

2020

Gross premiums:

Annuities	$3,594	$—	$—	$108	$27	$—	$3,729

Life insurance	5,358	1,548	—	4,821	85	—	11,812

Health insurance	6,011	4,583	—	33	22	—	10,649

Total gross premiums	14,963	6,131	—	4,962	134	—	26,190

Less: Ceded premiums	1,530	695	—	212	15	—	2,452

Net investment income (loss)	6,823	2,610	23	2,550	758	(46)	12,718

Fee income	1,376	92	5,014	572	103	(276)	6,881

Total revenue	21,632	8,138	5,037	7,872	980	(322)	43,337

Less:

Total benefits and expenses	20,669	7,825	3,712	7,137	1,029	(322)	40,050

Income tax expense (benefit)	50	56	334	54	1	—	495

Total net income (loss)	$913	$257	$991	$681	$(50)	$—	$2,792

Less:

Net income (loss) attributable to participating policyholders	196	—	—	87	—	—	283

Net income (loss) attributable to non-controlling interests	—	—	11	—	—	—	11

Shareholders’ net income (loss)	$717	$257	$980	$594	$(50)	$—	$2,498

Assets and liabilities by segment are as follows:
	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total

As at December 31, 2021

Total general fund assets	$110,499	$33,391	$10,024	$37,661	$14,187	$(388)	$205,374

Investments for account of segregated fund holders	$121,146	$519	$—	$7,609	$10,722	$—	$139,996

Total general fund liabilities	$100,838	$29,553	$8,010	$30,884	$8,404	$(388)	$177,301

As at December 31, 2020

Total general fund assets	$106,318	$33,790	$6,957	$36,414	$13,897	$(286)	$197,090

Investments for account of segregated fund holders	$107,494	$541	$—	$7,211	$10,675	$—	$125,921

Total general fund liabilities	$97,728	$30,354	$4,898	$30,004	$8,530	$(286)	$171,228

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our Asset Management and Corporate segments.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	133

The following table shows revenue by country for Asset Management and Corporate:

	Asset Management		Corporate
For the years ended December 31,	2021	2020	2021	2020

Revenue:

United States	$5,299	$4,505	$112	$169

United Kingdom	289	174	74	725

Canada	233	311	75	79

Other countries	34	47	(3)	7

Total revenue	$5,855	$5,037	$258	$980

The following table shows total assets by country for Asset Management and Corporate:
	Asset Management		Corporate
As at December 31,	2021	2020	2021	2020

Total general fund assets:

United States	$8,203	$5,124	$2,570	$2,227

United Kingdom	1,064	1,037	6,892	7,766

Canada	582	580	4,533	3,716

Other countries	175	216	192	188

Total general fund assets	$10,024	$6,957	$14,187	$13,897

Investment for account of segregated fund holders:

United Kingdom	$—	$—	$10,722	$10,675

Total investment for account of segregated fund holders	$—	$—	$10,722	$10,675

134	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 5. Total Invested Assets and Related Net Investment Income

5.A Fair Value of Invested Assets

5.A.i Carrying Value and Fair Value of Financial Assets and Other Financial Liabilities

The carrying values and fair values of our financial assets are shown in the following table:

As at	December 31, 2021		December 31, 2020

	Carrying value	Fair value	Carrying value	Fair value

Assets

Cash, cash equivalents and short-term securities	$12,278	$12,278	$13,527	$13,527

Debt securities - fair value through profit or loss	75,998	75,998	77,834	77,834

Debt securities - available-for-sale(1)	12,729	12,729	11,255	11,255

Equity securities - fair value through profit or loss	7,538	7,538	6,369	6,369

Equity securities - available-for-sale	1,575	1,575	262	262

Mortgages and loans(1)	51,692	55,756	49,946	56,231

Derivative assets	1,583	1,583	2,160	2,160

Other invested assets - fair value through profit or loss(2)	4,435	4,435	3,339	3,339

Other invested assets - available-for-sale(2)	781	781	828	828

Other invested assets - Collateralized Loan Obligations	1,865	1,855	—	—

Policy loans	3,261	3,261	3,265	3,265

Total financial assets(3)	$173,735	$177,789	$168,785	$175,070

(1)

As at December 31, 2021, the fair value of invested assets that have contractual cash flows that qualify as SPPI include $12,604 of Debt securities - AFS ($11,159 as at December 31, 2020), $51,249 of Mortgages and loans supporting insurance contract liabilities ($51,480 as at December 31, 2020), and $4,499 of Mortgages and loans not supporting insurance contract liabilities ($4,741 as at December 31, 2020).

(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.
(3)

Invested assets on our Consolidated Statements of Financial Position of $184,522 ($177,912 as at December 31, 2020) includes Total financial assets in this table, Investment properties of $9,109 ($7,516 as at December 31, 2020), Other invested assets - non-financial assets of $1,678 ($1,611 as at December 31, 2020).

Our mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.ii. As at December 31, 2021, $43,488 and $12,268 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note ($43,904 and $12,327, respectively, as at December 31, 2020).

Financial Liabilities

Other financial liabilities are carried at amortized cost. The fair value of Other financial liabilities, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.ii. As at December 31, 2021, carrying value of $1,810 and fair value of $1,865 are categorized in Level 3 of the fair value hierarchy described in this Note ($1,136 and $1,233, respectively, as at December 31, 2020).

Derivative liabilities with a fair value of $1,392 ($1,744 as at December 31, 2020) are also included on the Consolidated Statements of Financial Position.

Obligations for securities borrowing are carried at a fair value of $51.

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

Collateralized Loan Obligations

Crescent, a subsidiary within our Asset Management business segment, issues and manages Collateralized Loan Obligations (“CLO”). Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle are included in Other invested assets and the associated liabilities are included in Other liabilities. See Note 12 for the associated liabilities for the CLO.

As at December 31, 2021, the carrying value of the assets supporting the CLOs are $1,865, which consists of cash and accounts receivable of $319 and loans of $1,546 ($nil as at December 31, 2020). Loans are measured at amortized cost. These underlying loans are mainly below investment grade. Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $104 ($nil as at December 31, 2020) in the most subordinated tranche.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	135

5. A.ii Fair Value Methodologies and Assumptions

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of mortgages and loans is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk-adjusted spreads at or beyond the 20-year point for mortgages and at or beyond the 10-year point for loans.

The fair value of other financial liabilities is determined by using the discounted cash flow methodology at the incremental borrowing rate or the effective interest rate. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization (“EBITDA”) for the preceding years before the options’ exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

136	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

The fair value of obligations for securities borrowing is based on the fair value of the underlying borrowed debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying debt securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B.

5. A.iii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Cash, cash equivalents and short-term securities	$10,923	$1,355	$—	$12,278	$12,428	$1,099	$—	$13,527

Debt securities – fair value through profit or loss	1,503	74,333	162	75,998	1,537	76,072	225	77,834

Debt securities – available-for-sale	770	11,916	43	12,729	796	10,392	67	11,255

Equity securities – fair value through profit or loss	4,429	3,013	96	7,538	3,777	2,411	181	6,369

Equity securities – available-for-sale	1,414	87	74	1,575	144	71	47	262

Derivative assets	26	1,557	—	1,583	36	2,124	—	2,160

Other invested assets	1,189	377	3,650	5,216	1,094	428	2,645	4,167

Investment properties	—	—	9,109	9,109	—	—	7,516	7,516

Total invested assets measured at fair value	$20,254	$92,638	$13,134	$126,026	$19,812	$92,597	$10,681	$123,090

Investments for account of segregated fund holders	28,637	110,748	611	139,996	26,832	98,539	550	125,921

Total assets measured at fair value	$48,891	$203,386	$13,745	$266,022	$46,644	$191,136	$11,231	$249,011

Liabilities

Investment contract liabilities	$—	$—	$9	$9	$—	$—	$2	$2

Derivative liabilities	9	1,383	—	1,392	13	1,731	—	1,744

Other liabilities – obligations for securities borrowing	—	51	—	51	—	—	—	—

Total liabilities measured at fair value	$9	$1,434	$9	$1,452	$13	$1,731	$2	$1,746

Debt securities - fair value through profit or loss consist of the following:
As at	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$—	$4,783	$15	$4,798	$—	$4,546	$14	$4,560

Canadian provincial and municipal government	—	15,930	—	15,930	—	16,909	—	16,909

U.S. government and agency	1,503	139	—	1,642	1,537	141	—	1,678

Other foreign government	—	4,747	7	4,754	—	5,274	7	5,281

Corporate	—	41,914	138	42,052	—	42,507	157	42,664

Asset-backed securities:

Commercial mortgage-backed securities	—	2,221	2	2,223	—	2,199	6	2,205

Residential mortgage-backed securities	—	2,565	—	2,565	—	2,459	—	2,459

Collateralized debt obligations	—	351	—	351	—	389	—	389

Other	—	1,683	—	1,683	—	1,648	41	1,689

Total debt securities – fair value through profit or loss	$1,503	$74,333	$162	$75,998	$1,537	$76,072	$225	$77,834

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	137

Debt securities – available-for-sale consist of the following:

As at	December 31, 2021				December 31, 2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$—	$2,303	$—	$2,303	$—	$1,929	$—	$1,929

Canadian provincial and municipal government	—	1,149	—	1,149	—	1,333	—	1,333

U.S. government and agency	770	1	—	771	796	1	—	797

Other foreign government	—	756	1	757	—	822	1	823

Corporate	—	5,473	41	5,514	—	4,258	52	4,310

Asset-backed securities:

Commercial mortgage-backed securities	—	761	1	762	—	750	2	752

Residential mortgage-backed securities	—	522	—	522	—	292	—	292

Collateralized debt obligations	—	505	—	505	—	531	—	531

Other	—	446	—	446	—	476	12	488

Total debt securities – available-for-sale	$770	$11,916	$43	$12,729	$796	$10,392	$67	$11,255

During 2021 and 2020, we did not have any significant transfers between Level 1 and Level 2.

138	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the years ended	Debt securities - fair value through profit or loss	Debt securities - available- for-sale	Equity securities - fair value through profit or loss	Equity securities - available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value

December 31, 2021

Beginning balance	$225	$67	$181	$47	$2,645	$7,516	$10,681	$550	$11,231

Included in net income(1)(2)(3)	(6)	—	10	5	392	1,032	1,433	23	1,456

Included in OCI(2)	—	(1)	—	33	13	—	45	—	45

Purchases	29	5	8	15	1,074	764	1,895	65	1,960

Sales / Payments	(9)	(13)	(25)	(26)	(469)	(197)	(739)	(9)	(748)

Settlements	(15)	(3)	(5)	—	—	—	(23)	(1)	(24)

Transfers (out) of Level 3(4)	(57)	(10)	(73)	—	—	—	(140)	—	(140)

Foreign currency translation(5)	(5)	(2)	—	—	(5)	(6)	(18)	(17)	(35)

Ending balance	$162	$43	$96	$74	$3,650	$9,109	$13,134	$611	$13,745

Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(4)	$—	$11	$5	$382	$1,038	$1,432	$27	$1,459

December 31, 2020

Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821

Included in net income(1)(2)(3)	11	—	—	—	(87)	(63)	(139)	(22)	(161)

Included in OCI(2)	—	2	—	—	19	—	21	—	21

Purchases	67	15	11	46	594	620	1,353	30	1,383

Sales / Payments	(10)	—	(2)	(33)	(304)	(325)	(674)	(14)	(688)

Settlements	(9)	(2)	(15)	—	—	—	(26)	(1)	(27)

Transfers into Level 3(4)	3	2	—	—	—	—	5	1	6

Transfers (out) of Level 3(4)	(88)	(1)	—	—	—	—	(89)	(1)	(90)

Foreign currency translation(5)	3	1	(1)	(1)	(22)	(22)	(42)	8	(34)

Ending balance	$225	$67	$181	$47	$2,645	$7,516	$10,681	$550	$11,231

Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$—	$—	$—	$(68)	$13	$(53)	$(23)	$(76)

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Consolidated Statements of Operation.
(2)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)

Investment properties included in net income is comprised of fair value changes on investment properties of $1,070 ($19 in 2020), net of amortization of leasing commissions and tenant inducements of $38 ($82 in 2020). As at December 31, 2020, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.

(4)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flow methodology as described in Note 5.A.ii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2021 include the following:

●

Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions, net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $76.00 for retail and office properties and from $3.00 to $21.50 for industrial properties.

●

Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The rental growth rate (per annum) ranges from 0.00% to 3.00%, however the one- to two-year short-term rent curve is either below or above this range for select properties.

●

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2.00% to 10.00%.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	139

●

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 4.75% to 9.50%.

●

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.00% to 7.75%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Debt securities categorized in Level 3, which are included in Debt securities - FVTPL and Debt securities - AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other invested assets categorized in Level 3, which are included in Other invested assets - FVTPL and Other invested assets - AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments is based on net asset value (“NAV”) provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of investment properties are based on the results of appraisals performed annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the UK. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

140	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

5.B Interest and Other Investment Income

Interest and other investment income presented in our Consolidated Statements of Operations consist of the following:

For the years ended December 31,	2021	2020

Interest income:

Cash, cash equivalents and short-term securities	$25	$71

Debt securities - fair value through profit or loss	2,429	2,485

Debt securities - available-for-sale	256	317

Mortgages and loans	2,117	2,189

Derivative investments	107	46

Policy loans	160	188

Total interest income	5,094	5,296

Equity securities - dividends on fair value through profit or loss	209	165

Equity securities - dividends on available-for-sale	5	4

Investment properties rental income(1)	543	551

Investment properties expenses	(235)	(243)

Other income	922	(154)

Investment expenses and taxes	(266)	(212)

Total interest and other investment income	$6,272	$5,407

(1)	Includes operating lease rental income from investment properties.

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities presented in our Consolidated Statements of Operations consist of the following:

For the years ended December 31,	2021	2020

Fair value change:

Cash, cash equivalents and short-term securities	$(3)	$(10)

Debt securities	(3,892)	5,209

Equity securities	825	357

Derivative investments	191	1,306

Other invested assets	444	(3)

Other liabilities - obligations for securities borrowing	(2)	—

Total change in fair value through profit or loss assets and liabilities	(2,437)	6,859

Fair value changes on investment properties	1,070	19

Foreign exchange gains (losses)(1)	(418)	(18)

Fair value and foreign currency changes on assets and liabilities	$(1,785)	$6,860

(1)

Primarily arises from the translation of foreign currency denominated AFS monetary assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2021	2020

Cash	$2,297	$2,498

Cash equivalents	5,529	8,156

Short-term securities	4,452	2,873

Cash, cash equivalents and short-term securities	12,278	13,527

Less: Bank overdraft, recorded in Other liabilities	133	6

Net cash, cash equivalents and short-term securities	$12,145	$13,521

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	141

5.E Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are as follows:

As at December 31,	2021		2020
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities

Interest rate contracts	$942	$(366)	$1,409	$(340)

Foreign exchange contracts	527	(1,018)	659	(1,382)

Other contracts	114	(8)	92	(22)

Total derivatives	$1,583	$(1,392)	$2,160	$(1,744)

The following table presents the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

As at December 31,	2021			2020

	Total notional amount	Fair value		Total notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities

Derivative investments(1)	$ 64,761	$1,536	$(1,390)	$ 61,680	$2,140	$(1,722)

Fair value hedges	414	1	(2)	278	5	(2)

Cash flow hedges	791	46	—	834	15	(20)

Total derivatives	$ 65,966	$1,583	$(1,392)	$ 62,792	$2,160	$(1,744)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

We did not have any net investment hedges in 2021 or 2020.

Hedge ineffectiveness recognized in Interest and other investment income consists of the following:

For the years ended December 31,	2021	2020

Gains (losses) on the hedged items attributable to the hedged risk	$(6)	$(209)

Gains (losses) on the hedging derivatives	8	207

Net ineffectiveness on fair value hedges	$2	$(2)

For cash flow hedges, we had hedge ineffectiveness of $2 in 2021 ($1 in 2020). We expect to reclassify a gain of $7 ($6 in 2020) from accumulated OCI to net income within the next 12 months that relates to cash flow hedges of anticipated award payments under certain share-based payment plans that are expected to occur in 2022, 2023 and 2024 and cash flow hedges which hedge against foreign exchange exposure. The reclassification of accumulated OCI to income relating to these foreign currency forwards occurs upon disposal or impairment of the foreign operation.

5.F Transfers of Financial Assets

We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.

5.F.i Mortgage Securitization

We securitize certain insured fixed-rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2021 are $1,856 and $1,882, respectively ($1,781 and $1,873, respectively, as at December 31, 2020). The carrying value and fair value of the associated liabilities as at December 31, 2021 are $2,007 and $2,043, respectively ($1,912 and $2,032, respectively, as at December 31, 2020). The carrying value of asset-backed securities in the PRA as at December 31, 2021 is $164 ($145 as at December 31, 2020). There are $4 cash and cash equivalents in the PRA as at December 31, 2021 ($nil as at December 31, 2020.

142	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5A.ii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2021 and 2020.

5.F.ii Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 5 to 365 days, averaging 105 days, and bear interest at an average rate of 0.35% as at December 31, 2021 (0.37% as at December 31, 2020). The carrying values of the transferred assets and the obligations related to their repurchase, which approximate their fair values, are $2,324 as at December 31, 2021 ($2,208 as at December 31, 2020). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

5.F.iii Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $2,257 and $2,372, respectively, as at December 31, 2021 ($1,974 and $2,063, respectively, as at December 31, 2020). Of the collateral held, we held cash collateral of $51 as at December 31, 2021 ($306 as at December 31, 2020), which is recognized on our Consolidated Statements of Financial Position.

 6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, interest rate and spread risk, and foreign currency risk) and liquidity risk. The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on credit, market and liquidity risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables in our MD&A are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

●	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Risk appetite limits have been established for credit risk.
●	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
●	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
●	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
●	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
●

Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.

●	Comprehensive due diligence processes and ongoing credit analyses are conducted.
●	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
●	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
●	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	143

●	Stress-testing techniques, such as Financial Condition Testing (“FCT”), are used to measure the effects of large and sustained adverse credit developments.
●	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2021	2020

Off-balance sheet item:

Loan commitments(1)	$2,402	$1,890

(1)

Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annex (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending or borrowing, assets are lent or borrowed with a commitment from or to the counterparty to return at a future date. For securities lending, cash or securities are received as collateral from the counterparty; for securities borrowing, debt securities are pledged as collateral to the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

144	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,		2021				2020

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position			Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount

Financial assets:

Derivative assets (Note 6.A.v)	$1,583	$(828)	$(558)	$197	$2,160	$(883)	$(1,139)	$138

Reverse repurchase agreements (Note 8)	—	—	—	—	4	(4)	—	—

Total financial assets	$1,583	$(828)	$(558)	$197	$2,164	$(887)	$(1,139)	$138

Financial liabilities:

Derivative liabilities	$(1,392)	$828	$550	$(14)	$(1,744)	$883	$736	$(125)

Repurchase agreements (Note 5.F.ii)	(2,324)	—	2,324	—	(2,208)	4	2,204	—

Cash collateral on securities lent (Note 5.F.iii)	(51)	—	48	(3)	(306)	—	301	(5)

Obligations for securities borrowing	(51)	—	51	—	—	—	—	—

Total financial liabilities	$(3,818)	$828	$2,973	$(17)	$(4,258)	$887	$3,241	$(130)

(1)

Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.

(2)

Financial collateral excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $678 ($1,275 as at December 31, 2020), received on reverse repurchase agreements was $nil ($4 as at December 31, 2020), pledged on derivative liabilities was $1,616 ($1,830 as at December 31, 2020), and pledged on repurchase agreements was $2,324 ($2,208 as at December 31, 2020).

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or UK and issuers for which the Risk Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor’s parent.

As at December 31,		2021			2020

	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Canada	$ 33,028	$5,135	$38,163	$ 34,005	$4,685	$38,690

United States	26,678	4,552	31,230	27,183	3,984	31,167

United Kingdom	4,196	562	4,758	4,592	487	5,079

Other	12,096	2,480	14,576	12,054	2,099	14,153

Total debt securities	$ 75,998	$12,729	$88,727	$ 77,834	$11,255	$89,089

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	145

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,	2021			2020
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Debt securities issued or guaranteed by:

Canadian federal government	$4,798	$2,303	$7,101	$4,560	$1,929	$6,489

Canadian provincial and municipal government	15,930	1,149	17,079	16,909	1,333	18,242

U.S. government and agency	1,642	771	2,413	1,678	797	2,475

Other foreign government	4,754	757	5,511	5,281	823	6,104

Total government issued or guaranteed debt securities	27,124	4,980	32,104	28,428	4,882	33,310

Corporate debt securities by industry sector:

Financials	10,258	1,690	11,948	10,644	1,212	11,856

Utilities	7,414	778	8,192	7,561	682	8,243

Industrials	5,791	805	6,596	5,659	567	6,226

Energy	3,992	287	4,279	4,452	350	4,802

Communication services	3,534	352	3,886	3,644	322	3,966

Real estate	2,334	354	2,688	2,438	329	2,767

Health care	2,081	346	2,427	1,986	186	2,172

Consumer staples	2,047	231	2,278	1,893	158	2,051

Consumer discretionary	1,814	306	2,120	1,606	165	1,771

Information technology	1,426	209	1,635	1,308	187	1,495

Materials	1,361	156	1,517	1,473	152	1,625

Total corporate debt securities	42,052	5,514	47,566	42,664	4,310	46,974

Asset-backed securities	6,822	2,235	9,057	6,742	2,063	8,805

Total debt securities	$75,998	$12,729	$88,727	$77,834	$11,255	$89,089

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent.

As at December 31, 2021	Canada	United States	United Kingdom	Other	Total

Mortgages:

Retail	$1,765	$1,623	$—	$—	$3,388

Office	1,892	1,639	—	—	3,531

Multi-family residential	4,138	1,589	—	—	5,727

Industrial and land	1,094	941	—	—	2,035

Other	680	115	9	—	804

Total mortgages(1)	$9,569	$5,907	$9	$—	$15,485

Loans	$12,885	$14,596	$4,111	$4,615	$36,207

Total mortgages and loans	$22,454	$20,503	$4,120	$4,615	$51,692

(1) $4,218 of mortgages in Canada are insured by the CMHC.

As at December 31, 2020	Canada	United States	United Kingdom	Other	Total

Mortgages:

Retail	$1,963	$1,747	$—	$—	$3,710

Office	1,635	1,846	—	—	3,481

Multi-family residential	3,950	1,681	—	—	5,631

Industrial and land	996	949	—	—	1,945

Other	575	86	—	—	661

Total mortgages(1)	$9,119	$6,309	$—	$—	$15,428

Loans	$13,107	$13,773	$3,798	$3,840	$34,518

Total mortgages and loans	$22,226	$20,082	$3,798	$3,840	$49,946

(1)	$4,008 of mortgages in Canada are insured by the CMHC.

146	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following table. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,	2021			2020
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Due in 1 year or less	$2,505	$1,373	$3,878	$3,048	$721	$3,769

Due in years 2-5	10,475	4,971	15,446	10,526	3,549	14,075

Due in years 6-10	11,328	3,350	14,678	10,459	3,540	13,999

Due after 10 years	51,690	3,035	54,725	53,801	3,445	57,246

Total debt securities	$75,998	$12,729	$88,727	$77,834	$11,255	$89,089

The carrying value of mortgages by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2021	2020

Due in 1 year or less	$884	$1,230

Due in years 2-5	6,172	5,465

Due in years 6-10	5,979	5,884

Due after 10 years	2,530	2,915

Total mortgages	$15,565	$15,494

The carrying value of loans by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2021	2020

Due in 1 year or less	$1,772	$2,192

Due in years 2-5	7,108	6,954

Due in years 6-10	7,393	6,670

Due after 10 years	19,986	18,751

Total loans	$36,259	$34,567

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	147

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged.

The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

As at December 31,	2021				2020

	Term to maturity				Term to maturity

	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total

Over-the-counter contracts:

Interest rate contracts:

Forward contracts	$94	$6	$—	$100	$—	$6	$—	$6

Swap contracts	1,273	3,434	13,042	17,749	1,010	3,363	13,302	17,675

Options purchased	878	3,297	1,674	5,849	757	3,246	2,285	6,288

Options written(1)	—	461	—	461	—	465	—	465

Foreign exchange contracts:

Forward contracts	10,824	3,097	—	13,921	12,205	31	—	12,236

Swap contracts	725	2,654	16,494	19,873	1,260	2,797	14,467	18,524

Other contracts:

Options purchased	271	8	—	279	119	8	—	127

Forward contracts	154	163	—	317	132	175	—	307

Swap contracts	446	—	—	446	170	1	—	171

Credit derivatives	322	513	—	835	175	737	—	912

Exchange-traded contracts:

Interest rate contracts:

Futures contracts	3,818	—	—	3,818	3,389	—	—	3,389

Equity contracts:

Futures contracts	2,105	—	—	2,105	2,553	—	—	2,553

Options purchased	213	—	—	213	127	—	—	127

Options written	—	—	—	—	12	—	—	12

Total notional amount	$21,123	$13,633	$31,210	$65,966	$21,909	$10,829	$30,054	$62,792

(1) These are covered short derivative positions that may include interest rate options, swaptions, or floors.

The following table provides the fair value of derivative instruments outstanding by term to maturity:

As at December 31,	2021				2020

	Term to maturity				Term to maturity

	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total

Derivative assets	$139	$249	$1,195	$1,583	$329	$223	$1,608	$2,160

Derivative liabilities	$(97)	$(184)	$(1,111)	$(1,392)	$(215)	$(245)	$(1,284)	$(1,744)

148	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 99% investment grade based on carrying value as at December 31, 2021 (98% as at December 31, 2020). The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table summarizes our debt securities by credit quality:

As at December 31,		2021			2020
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Debt securities by credit rating:

AAA	$12,811	$5,294	$18,105	$12,794	$4,810	$17,604

AA	11,510	1,502	13,012	11,870	1,586	13,456

A	29,984	3,282	33,266	30,812	2,600	33,412

BBB	20,710	2,484	23,194	21,203	2,091	23,294

BB and lower	983	167	1,150	1,155	168	1,323

Total debt securities	$75,998	$12,729	$88,727	$77,834	$11,255	$89,089

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31,	2021	2020

Mortgages by credit rating:

Insured	$4,218	$4,008

AA	1,640	1,435

A	4,979	4,031

BBB	3,814	4,524

BB and lower	822	1,404

Impaired	12	26

Total mortgages	$15,485	$15,428

As at December 31,	2021	2020

Loans by credit rating:

AAA	$192	$212

AA	4,994	4,906

A	14,231	13,183

BBB	14,632	13,758

BB and lower	2,139	2,427

Impaired	19	32

Total loans	$36,207	$34,518

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	149

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31,		2021			2020
	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)

Over-the-counter contracts:

AA	$402	$(219)	$183	$596	$(293)	$303

A	1,080	(598)	482	1,430	(575)	855

BBB	74	(11)	63	98	(15)	83

Total over-the-counter derivatives(1)	$1,556	$(828)	$728	$2,124	$(883)	$1,241

(1)

Exchange-traded derivatives with a positive fair value of $27 in 2021 ($36 in 2020) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.

(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)

The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Credit Default Swaps by Underlying Financial Instrument Credit Rating

Credit default swaps (“CDS”) are OTC contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security:

As at December 31,	2021		2020
	Notional amount	Fair value	Notional amount	Fair value

Single name credit default swap contracts:

AA	$38	$1	$38	$1

A	347	4	325	4

BBB	431	9	530	12

BB	19	—	19	—

Total single name credit default swap contracts	$835	$14	$912	$17

Total credit default swap contracts sold	$835	$14	$912	$17

Reinsurance Assets by Credit Rating

The table below presents the distribution of Reinsurance assets by credit rating:

As at December 31,	2021			2020

	Gross exposure	Collateral	Net exposure	Gross exposure	Collateral	Net exposure

Reinsurance assets by credit rating:

AA	$2,170	$—	$2,170	$2,222	$8	$2,214

A	928	28	900	1,156	73	1,083

BBB	139	117	22	213	127	86

BB	1,861	1,825	36	1,779	1,740	39

CCC	197	194	3	168	164	4

Not rated	136	131	5	90	75	15

Total	$5,431	$2,295	$3,136	$5,628	$2,187	$3,441

Less: Negative reinsurance assets	1,748			1,785

Total Reinsurance assets	$3,683			$3,843

150	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans, and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

“Monitor List” - the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” - the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” - the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities and investments in limited partnerships, segregated funds, and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	151

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on estimates of future cash flows.

Impairment of Available-for-Sale Assets

We recognized net impairment losses on AFS assets of $11 for the year ended December 31, 2021 ($19 during 2020).

We did not reverse any impairment on AFS debt securities during 2021 and 2020.

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

	Gross carrying value			Allowance for losses

As at December 31, 2021	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$15,473	$36,188	$51,661	$—	$—	$—

Impaired	92	71	163	80	52	132

Total	$15,565	$36,259	$51,824	$80	$52	$132

	Gross carrying value			Allowance for losses

As at December 31, 2020	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$15,402	$34,486	$49,888	$—	$—	$—

Impaired	92	81	173	66	49	115

Total	$15,494	$34,567	$50,061	$66	$49	$115

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total

Balance, January 1, 2020	$70	$47	$117

Provision for (reversal of) losses	6	17	23

Write-offs, net of recoveries, and other adjustments	(9)	(15)	(24)

Foreign exchange rate movements	(1)	—	(1)

Balance, December 31, 2020	$66	$49	$115

Provision for (reversal of) losses	15	5	20

Write-offs, net of recoveries, and other adjustments	—	(2)	(2)

Foreign exchange rate movements	(1)	—	(1)

Balance, December 31, 2021	$80	$52	$132

6.B Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

152	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:

●	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
●	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
●	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
●	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
●	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
●	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
●	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

6.B.i Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2021			2020

	Fair value through profit or loss	Available- for-sale	Total equities	Fair value through profit or loss	Available- for-sale	Total equities

Canada	$3,301	$62	$3,363	$3,064	$15	$3,079

United States	2,010	1,405	3,415	1,046	148	1,194

United Kingdom	186	6	192	163	6	169

Other	2,041	102	2,143	2,096	93	2,189

Total equities	$7,538	$1,575	$9,113	$6,369	$262	$6,631

6.B.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk or equity market risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options, and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	153

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

6.C Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

●	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
●	Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
●

Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.

●	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
●

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

●	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
●	Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

 7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

●	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
●	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
●	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
●	Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.

154	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

●	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
●	Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
●	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
●	We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
●	The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
●	Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
●	Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
●	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
●	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
●	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
●	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
●	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
●	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis retention limit is $40 in Canada and US$40 outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 in Canada and US$50 outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

7.A.i Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, shareholders’ net income and equity would be decreased by about $270 ($295 in 2020) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, shareholders’ net income and equity would be decreased by about $225 ($200 in 2020) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

●	Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
●	Limits on the amount that policyholders can surrender or borrow.
●	Restrictions on the timing of policyholders’ ability to exercise certain options.
●	Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
●	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.

7.A.ii Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	155

a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

For life insurance products, a 2% increase in the best estimate assumption would decrease shareholders’ net income and equity by about $25 ($25 in 2020). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce shareholders’ net income and equity by about $255 ($250 in 2020). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iii Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease shareholders’ net income and equity by about $150 ($150 in 2020). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

7.A.iv Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

156	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

●	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
●	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
●

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

●	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in shareholders’ net income and equity of about $165 ($175 in 2020). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by a few of our reinsurers, as they continue to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Reinsurance Risk Management Governance and Control

We have an Insurance Risk Policy and an Investment & Credit Risk Policy approved by the Risk Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. In order to diversify reinsurance risk, there is generally more than one reinsurer supporting a reinsurance pool.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	157

 8.  Other Assets

Other assets consist of the following:

As at December 31,	2021	2020

Accounts receivable	$1,632	$1,191

Investment income due and accrued	1,104	1,127

Property and equipment	612	664

Right-of-use assets	695	730

Deferred acquisition costs(1)	172	150

Prepaid expenses	406	325

Premium receivable	637	621

Accrued post-retirement benefit assets (Note 25)	83	197

Other	93	147

Total other assets	$5,434	$5,152

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $23 in 2021 ($21 in 2020).

 9.  Goodwill and Intangible Assets

9.A Goodwill

Changes in the carrying amount of goodwill acquired through business combinations by reportable business segment are as follows:

	Canada	U.S.	Asia	Asset Management	Corporate	Total

Balance, January 1, 2020	$2,607	$1,083	$676	$ 1,281	$185	$5,832

Acquisitions (Note 3)	—	—	—	278	—	278

Foreign exchange rate movements	—	(21)	(11)	(8)	2	(38)

Balance, December 31, 2020	$2,607	$1,062	$665	$ 1,551	$187	$6,072

Acquisitions (Note 3)	—	53	3	423	—	479

Foreign exchange rate movements	—	(7)	(9)	(15)	(3)	(34)

Balance, December 31, 2021	$2,607	$1,108	$659	$ 1,959	$184	$6,517

Goodwill was not impaired in 2021 or 2020. The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	2021	2020

Canada	$2,607	$2,607

U.S. Employee benefits group	1,108	1,062

Asia	659	665

Asset Management

MFS	483	486

SLC Management(1)	1,476	1,065

Corporate

UK	184	187

Total	$6,517	$6,072

(1)	Reflects a change in presentation to combine all SLC Management CGUs as one group effective January 1, 2021.

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition.

Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount.

We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies or asset management companies) or a valuation multiples methodology. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

158	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

The most recent calculations from 2018 for certain CGUs and groups of CGUs were carried forward and used in the impairment test in the current period as: (i) the recoverable amount for these CGUs and groups of CGUs exceeded the carrying amount by a substantial margin, (ii) the assets and liabilities making up the CGUs and groups of CGUs had not changed significantly, and (iii) the likelihood that the carrying value would exceed the recoverable amount was remote, based on an analysis of events that have occurred and circumstances that have changed. The key drivers impacting the recoverable amount from 2018 are consistent with the key assumptions below.

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 9.25% to 12.50% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 10.5 to 11.5. The price-to-assets-under-management ratios used range from 0.8% to 2.0%.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.

9.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life
	Internally generated software	Other	Indefinite life	Total

Gross carrying amount

Balance, January 1, 2020	$857	$1,591	$646	$3,094

Additions	230	—	—	230

Acquisitions	—	63	295	358

Disposals	(4)	(5)	—	(9)

Foreign exchange rate movements	(13)	(15)	(3)	(31)

Balance, December 31, 2020	$1,070	$1,634	$938	$3,642

Additions	219	471	—	690

Acquisitions	—	271	153	424

Disposals	(24)	—	—	(24)

Foreign exchange rate movements	—	(9)	(10)	(19)

Balance, December 31, 2021	$1,265	$2,367	$1,081	$4,713

Accumulated amortization and impairment losses

Balance, January 1, 2020	$(488)	$(517)	$(6)	$(1,011)

Amortization charge for the year	(78)	(78)	—	(156)

Impairment of intangible assets	(2)	—	(9)	(11)

Foreign exchange rate movements	7	5	1	13

Balance, December 31, 2020	$(561)	$(590)	$(14)	$(1,165)

Amortization charge for the year	(79)	(114)	—	(193)

Disposals	24	—	—	24

Impairment of intangible assets	—	—	(9)	(9)

Foreign exchange rate movements	1	(1)	—	—

Balance, December 31, 2021	$(615)	$(705)	$(23)	$(1,343)

Net carrying amount, end of period:

As at December 31, 2020	$509	$1,044	$924	$2,477

As at December 31, 2021	$650	$1,662	$1,058	$3,370

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	159

The components of the intangible assets are as follows:

As at December 31,	2021	2020

Finite life intangible assets:

Distribution, sales potential of field force	$295	$316

Client relationships and asset administration contracts	1,367	728

Internally generated software	650	509

Total finite life intangible assets	2,312	1,553

Indefinite life intangible assets:

Fund management contracts(1)	1,058	924

Total indefinite life intangible assets	1,058	924

Total intangible assets	$3,370	$2,477

(1)	Fund management contracts are attributable to Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets.

10.  Insurance Contract Liabilities and Investment Contract Liabilities

10.A Insurance Contract Liabilities

10.A.i Description of Business

The company sells a variety of insurance contracts that include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

10.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour (“policyholder behaviour”), interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

●	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
●	Future experience is difficult to estimate
●	The cohort of risks lacks homogeneity
●	Operational risks adversely impact the ability to estimate the best estimate assumption
●	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

160	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the mid-range, with the higher range used where there is greater uncertainty. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-Fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	161

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

10.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2021	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$28,205	$5,150	$12,982	$860	$47,197

Individual non-participating life and health	15,735	14,196	11,774	329	42,034

Group life and health	11,682	5,580	34	17	17,313

Individual annuities	9,538	16	5	4,729	14,288

Group annuities	18,765	5	69	—	18,839

Insurance contract liabilities before other policy liabilities	83,925	24,947	24,864	5,935	139,671

Add: Other policy liabilities(2)	3,559	1,847	2,523	211	8,140

Total insurance contract liabilities	$87,484	$26,794	$27,387	$6,146	$147,811

(1)

Primarily business from the UK and run-off reinsurance operations. Includes UK business of $771 for Individual participating life, $207 for Individual non-participating life and health, $4,546 for Individual annuities, and $164 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2020	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$25,839	$5,374	$11,981	$952	$44,146

Individual non-participating life and health	15,533	15,010	12,183	373	43,099

Group life and health	11,167	5,578	40	23	16,808

Individual annuities	10,497	22	5	5,382	15,906

Group annuities	17,670	7	97	—	17,774

Insurance contract liabilities before other policy liabilities	80,706	25,991	24,306	6,730	137,733

Add: Other policy liabilities(2)	3,521	1,807	2,499	213	8,040

Total insurance contract liabilities	$84,227	$27,798	$26,805	$6,943	$145,773

(1)

Primarily business from the UK and run-off reinsurance operations. Includes UK business of $851 for Individual participating life, $237 for Individual non-participating life and health, $5,162 for Individual annuities, and $163 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

162	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

10.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,	2021			2020
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net

Balances before Other policy liabilities and assets as at January 1,	$137,733	$3,126	$134,607	$123,894	$3,395	$120,499

Change in balances on in-force policies	(1,642)	(18)	(1,624)	9,919	(107)	10,026

Balances arising from new policies	3,948	74	3,874	5,004	82	4,922

Method and assumption changes	131	(142)	273	(63)	(179)	116

Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,437	(86)	2,523	14,860	(204)	15,064

Other(1)	—	(109)	109	—	—	—

Foreign exchange rate movements	(499)	(26)	(473)	(1,021)	(65)	(956)

Balances before Other policy liabilities and assets	139,671	2,905	136,766	137,733	3,126	134,607

Other policy liabilities and assets	8,140	778	7,362	8,040	717	7,323

Total Insurance contract liabilities and Reinsurance assets, December 31	$147,811	$3,683	$144,128	$145,773	$3,843	$141,930

(1)	Recapture of reinsurance contracts.

10.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities, net of Reinsurance assets, are as follows:

For the year ended December 31, 2021	Net increase (decrease) before income taxes	Description

Mortality / Morbidity	$ (89)	Updates to reflect mortality/morbidity experience in all jurisdictions.

Policyholder behaviour	219	Updates to policyholder behaviour in all jurisdictions. The largest item was in U.S. In-force Management.

Expenses	(202)	Updates to reflect expense experience and margins in all jurisdictions. The largest item was a reduction in expense margins.

Investment returns	416	Updates to various investment-related assumptions across the Company. The largest items were the updates to promulgated Ultimate Reinvestment Rate, promulgated maximum net credit spreads, and a reduction to the best estimate real estate assumption in all jurisdictions.

Model enhancements and other	(71)	Various enhancements and methodology changes across all jurisdictions.

Total impact	$ 273

For the year ended December 31, 2020	Net increase (decrease) before income taxes	Description

Mortality / Morbidity	$ 113	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.

Policyholder behaviour	207	Updates to policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.

Expenses	(28)	Updates to reflect expense experience in all jurisdictions.

Investment returns	(10)	Updates to various investment-related assumptions across the Company.

Model enhancements and other	(166)	Various enhancements and methodology changes across all jurisdictions.

Total impact	$ 116

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	163

10.B Investment Contract Liabilities

10.B.i Description of Business

The following are the types of investment contracts in-force:

•	Term certain payout annuities in Canada
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the UK and Hong Kong
•	Non-unit-linked pensions contracts issued in the UK and Hong Kong

10.B.ii Methods and Assumptions

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so, a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value liability is equal to the present value of cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the present value of future cash flows discounted at the effective interest rate where the effective interest rate is the rate that equates the discounted cash flows to the liability at the date of initial recognition.

10.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2021	Canada	Asia	Corporate	Total

Individual participating life	$—	$—	$4	$4

Individual non-participating life and health	—	235	2	237

Individual annuities	2,487	1	37	2,525

Group annuities	—	602	—	602

Total investment contract liabilities	$2,487	$838	$43	$3,368

For the year ended December 31, 2021, Investment contract liabilities of $3,368 are comprised of investment contracts with DPF of $872, investment contracts without DPF measured at amortized cost of $2,487, and for investment contracts without DPF measured at fair value of $9.

As at December 31, 2020	Canada	Asia	Corporate	Total

Individual participating life	$—	$—	$5	$5

Individual non-participating life and health	—	269	2	271

Individual annuities	2,690	—	35	2,725

Group annuities	—	188	—	188

Total investment contract liabilities	$2,690	$457	$42	$3,189

For the year ended December 31, 2020, Investment contract liabilities of $3,189 are comprised of investment contracts with DPF of $497, investment contracts without DPF measured at amortized cost of $2,690, and investment contracts without DPF measured at fair value of $2.

164	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

10.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without “DPF” are as follows:

For the years ended December 31,	2021		2020
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balance as at January 1	$2	$2,690	$2	$2,612

Deposits	—	303	—	467

Interest	—	60	—	59

Withdrawals	—	(570)	—	(457)

Fees	—	(7)	—	(7)

Change in fair value	7	—	—	—

Other	—	10	—	16

Foreign exchange rate movements	—	1	—	—

Balance as at December 31	$9	$2,487	$2	$2,690

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2021	2020

Balance as at January 1	$497	$502

Change in liabilities on in-force policies	(89)	2

Acquisitions (Note 3)	471	—

Foreign exchange rate movements	(7)	(7)

Balance as at December 31	$872	$497

10.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2021	2020

Maturities and surrenders	$3,205	$2,993

Annuity payments	2,017	1,979

Death and disability benefits	4,876	4,594

Health benefits	7,246	6,913

Policyholder dividends and interest on claims and deposits	1,378	1,828

Total gross claims and benefits paid	$18,722	$18,307

10.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2021	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total

Individual participating life	$26,715	$5,374	$9,559	$5,932	$4,801	$52,381

Individual non-participating life and health	23,716	1,947	13,885	2,614	8,310	50,472

Group life and health	7,598	30	9,556	92	3,677	20,953

Individual annuities	10,314	40	6,435	—	907	17,696

Group annuities	9,612	111	9,198	24	1,305	20,250

Equity and other	10,772	1,611	3,059	447	27,733	43,622

Total assets	$88,727	$9,113	$51,692	$9,109	$46,733	$205,374

As at December 31, 2020	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total

Individual participating life	$25,574	$4,601	$8,992	$4,950	$5,331	$49,448

Individual non-participating life and health	24,810	1,611	14,208	2,052	10,132	52,813

Group life and health	7,789	61	9,354	36	3,112	20,352

Individual annuities	11,979	47	6,219	—	1,185	19,430

Group annuities	9,598	48	8,142	—	909	18,697

Equity and other	9,339	263	3,031	478	23,239	36,350

Total assets	$89,089	$6,631	$49,946	$7,516	$43,908	$197,090

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	165

10.E Changes in Insurance Contract Liabilities, Investment Contract Liabilities and Reinsurance Assets

Changes in the balances of our insurance contract liabilities and investment contract liabilities, including the net transfers to (from) segregated funds, as well as changes in our reinsurance assets, consist of the following:

For the years ended December 31,	2021	2020

Increase (decrease) in insurance contract liabilities	$2,437	$14,860

Decrease (increase) in reinsurance assets	86	204

Increase (decrease) in investment contract liabilities	(22)	61

Net transfer to (from) segregated funds	(351)	(1,825)

Total changes in insurance contract liabilities, investment contract liabilities and reinsurance assets	$2,150	$13,300

10.F Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities and reinsurance recoverables are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities, net of reinsurance recoverables, at the statement dates to meet all policy obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities, net of reinsurance recoverables, are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2021 analysis tested our capital adequacy until December 31, 2025, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Life Insurance Capital Adequacy Test (“LICAT”) Ratios.

 11. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well- established, highly-rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

11. A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2021	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$—	$7	$214	$—	$221

Individual non-participating life and health	(547)	838	33	16	340

Group life and health	284	2,018	5	—	2,307

Individual annuities	—	—	—	15	15

Group annuities	22	—	—	—	22

Reinsurance assets before other policy assets	(241)	2,863	252	31	2,905

Add: Other policy assets(2)	95	563	81	39	778

Total Reinsurance assets	$(146)	$3,426	$333	$70	$3,683

(1)	Primarily business from the UK and run-off reinsurance operations. Includes UK business of $16 for Individual non-participating life and health, and $15 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

166	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

As at December 31, 2020	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$57	$9	$263	$—	$329

Individual non-participating life and health	(636)	882	49	18	313

Group life and health	403	1,920	4	—	2,327

Individual annuities	—	—	—	17	17

Group annuities	140	—	—	—	140

Reinsurance assets before other policy assets	(36)	2,811	316	35	3,126

Add: Other policy assets(2)	104	508	65	40	717

Total Reinsurance assets	$68	$3,319	$381	$75	$3,843

(1)	Primarily business from the UK and run-off reinsurance operations. Includes UK business of $18 for Individual non-participating life and health, and $17 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

There was no impairment of Reinsurance assets in 2021 or 2020. Changes in Reinsurance assets are included in Note 10.A.iv.

11. B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

For the years ended December 31,	2021	2020

Recovered claims and benefits	$2,233	$2,182

Commissions	65	69

Reserve adjustments	45	22

Operating expenses and other	82	80

Total reinsurance (expenses) recoveries	$2,425	$2,353

11. C Reinsurance Gains or Losses

We did not enter into reinsurance arrangements that resulted in a gain or loss on inception in 2021. In 2020, we entered into a new reinsurance agreement that resulted in a loss of $66 on inception.

 12. Other Liabilities

12. A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2021	2020

Accounts payable(1)	$1,866	$2,438

Bank overdrafts and cash pooling	133	6

Repurchase agreements (Note 5)	2,324	2,208

Accrued expenses and taxes	4,265	3,723

Credit facilities(1)	441	338

Borrowed funds(2)	432	401

Accrued post-retirement benefit liability (Note 25)	528	625

Secured borrowings from mortgage securitization (Note 5)	2,007	1,912

Lease liabilities	850	864

Other financial liabilities (Note 5)(3)	1,810	1,136

Obligations for securities borrowing	51	—

Collateralized loan obligation (Note 5)	1,726	—

Deferred payments liability	330	382

Other	1,020	825

Total other liabilities	$17,783	$14,858

(1)	Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.
(2)	The change in Borrowed funds relates to net cash flow changes of $31 in 2021 ($81 in 2020) and foreign exchange rate movements of $nil in 2021 ($1 in 2020).
(3)	Comprises financial liabilities related to acquisitions, including put option liabilities and financial liabilities due to NCI.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	167

Other financial liabilities include contingent consideration payments and obligations to purchase remaining outstanding shares of certain SLC Management subsidiaries. These amounts are initially measured at fair value. For obligations to purchase remaining outstanding shares, the fair value is based on the expected average EBITDA using multiples in accordance with contractual terms as described in Note 5.A.ii. During the year, these amounts were revised to reflect the change in expected cash flows, resulting in an increase in our liability of $187, which has been recognized in the Consolidated Statements of Operations.

12. B Borrowed Funds

Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2021	2020

Encumbrances on real estate	Cdn. dollars	Current - 2033	$323	$292

Encumbrances on real estate	U.S. dollars	Current - 2020	109	109

Total borrowed funds			$432	$401

Interest expense for the borrowed funds was $22 and $22 for 2021 and 2020, respectively. The aggregate maturities of borrowed funds are included in Note 6.

12. C Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totaling to US$515.

As at September 30, 2020, we repaid the $2,020 (US$1,515) variable principal floating rate certificates to the Lender. Pursuant to the letter of understanding with the Lender, the Certificates have been repaid and all additional agreements have been terminated. The repayment was funded from sale of bonds, existing cash and other liquid assets, resulting in Net gains (losses) on available-for-sale assets of $282. As part of this transaction, we also unwound the fair value hedges related to the structure, which resulted in a loss of $342 in Interest and other investment income. For the year ended December 31, 2021, we recorded $nil of interest expense relating to this obligation ($28 in 2020).

 13. Senior Debentures and Innovative Capital Instruments

13. A Senior Debentures(1)

The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date		Maturity	2021	2020

SLF Inc. senior debentures:

Series E issued August 23, 2011(2)	4.57%	n/a		2021	$—	$300

Sun Life Assurance senior debentures:(3)

Issued to Sun Life Capital Trust (“SLCT I”) Series B issued June 25, 2002	7.09%	June 30, 2032	(4)	2052	200	200

Total senior debentures					$200	$500

Fair value					$271	$590

(1)	All senior debentures are unsecured.
(2)

Redeemable in whole or in part at any time prior to maturity at a price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.53% for the Series E debentures. On August 23, 2021, SLF Inc. redeemed all of its outstanding $300 principal amount, including all accrued and outstanding interest, of Series E Senior Unsecured 4.57% Debentures.

(3)	Redemption is subject to regulatory approval.
(4)

Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $23 and $28 for 2021 and 2020, respectively.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

168	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

13. B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which were issued by SLCT I, established as a trust under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities - Series B (“SLEECS B”), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions.

The proceeds of the issuance of the SLEECS B were used by SLCT I to purchase senior debentures of Sun Life Assurance. SLCT I is not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to SLCT I are reported on our Consolidated Financial Statements.

The SLEECS B are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by SLCT I on the SLEECS B if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a “Missed Dividend Event”). If a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust.

If SLCT I fails to pay in cash the semi-annual interest payments or distributions on the SLEECS B in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s capital ratios fall below applicable thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS B automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS B will cease to have any claim or entitlement to distributions, interest or principal against SLCT I and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield	Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal amount

Sun Life Capital Trust (“SLCT I”)(1)(2)(3)(4)

SLEECS B	June 25, 2002	June 30, December 31	7.093%	June 30, 2007	Any time	$200

(1)

Subject to regulatory approval, SLCT I may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.

(2)

The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date.

(3)

The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

(4)

Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	169

 14. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call date(1)		Maturity	2021	2020

Sun Life Assurance:

Issued May 15, 1998(2)	6.30%	n/a		2028	$150	150

Sun Life Financial Inc.:

Issued May 29, 2007(3)	5.40%	May 29, 2037	(4)	2042	398	398

Issued February 19, 2016(5)	3.10%	February 19, 2021		2026	—	350

Issued September 19, 2016(6)	3.05%	September 19, 2023		2028	998	997

Issued November 23, 2017(7)	2.75%	November 23, 2022		2027	400	399

Issued August 13, 2019(8)	2.38%	August 13, 2024		2029	748	747

Issued May 8, 2020(9)	2.58%	May 10, 2027		2032	995	995

Issued October 1, 2020(10)	2.06%	October 1, 2030		2035	746	745

Issued November 18, 2021(11)	2.46%	November 18, 2026		2031	497	—

Issued November 18, 2021(12),(14)	2.80%	November 21, 2028		2033	995	—

Issued November 18, 2021(13),(14)	3.15%	November 18, 2031		2036	498	—

Total subordinated debt					$6,425	$4,781

Fair value					$6,675	$5,190

(1)

Subject to regulatory approval all obligations are redeemable 5-years after issuance date. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date.

(2)

6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company (“Clarica”) and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.

(3)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over CDOR.
(4)	For redemption of the 2007 debentures prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.25%.
(5)

Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. From February 19, 2021, interest is payable at 2.20% over CDOR. On February 19, 2021, SLF Inc. redeemed all of the outstanding $350 principal amount of these debentures in accordance with the redemption terms attached to such debentures.

(6)

Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. From September 19, 2023, interest is payable at 1.85% over CDOR. Between September 19, 2021 and September 19, 2023, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.52%.

(7)	Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures due 2027. From November 23, 2022, interest is payable at 0.74% over CDOR.
(8)	Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029. From August 13, 2024, interest is payable at 0.85% over CDOR.
(9)

Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. From May 10, 2027, interest is payable at 1.66% over CDOR. Between May 10, 2025 and May 10, 2027, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.52%.

(10)

Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. From October 1, 2030, interest is payable at 1.03% over CDOR. Between October 1, 2025 and October 1, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.38%.

(11)	Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031. From November 18, 2026, interest is payable at 0.44% over CDOR.
(12)

Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033. From November 21, 2028, interest is payable at 0.69% over CDOR. Between November 21, 2026 and November 21, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.285%.

(13)

Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036. From November 18, 2031, interest is payable at 0.91% over CDOR. Between November 18, 2026 and November 18, 2031, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.335%.

(14) Subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $141 and $131 for 2021 and 2020, respectively.

170	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 15. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized 14 series of Class A non-voting preferred shares, 8 of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 21.

Dividends and Restrictions on the Payment of Dividends

Under the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by SLCT I, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2021, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.‘s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

In addition, under the terms of SLF Inc.‘s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.‘s preferred or common shares.

The declaration and payment of dividends on SLF Inc.‘s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

15. A Common Shares

Changes in common shares issued and outstanding for the years ended December 31 were as follows:

	2021		2020
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	585.1	$8,262	587.8	$8,289

Stock options exercised (Note 19)	0.9	43	0.8	23

Common shares purchased for cancellation	—	—	(3.5)	(50)

Balance, end of period	586.0	$8,305	585.1	$8,262

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc. (“common shares”) between August 14, 2019 and August 13, 2020 (the “2019 NCIB”) and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted until further notice. On November 4, 2021, OSFI lifted the restriction to halt dividend increases and share buy backs.

On August 13, 2020, the 2019 NCIB expired and was not renewed. Under this program, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200. The total amount paid to purchase the shares is allocated to Common shares based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	171

15.B Preferred Shares and Other Equity Instruments

On June 30, 2021, SLF Inc. issued $1,000 principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 Subordinated Debentures (“Series 2021-1 Notes”), maturing on June 30, 2081. The Series 2021-1 Notes bear interest at a fixed rate of 3.60% payable semi-annually, until June 30, 2026. On June 30, 2026 and every five years thereafter until June 30, 2076, the interest rate on the Series 2021-1 Notes will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.604%. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

In connection with the issuance of the Series 2021-1 Notes, SLF Inc. issued 1 million Class A Non-Cumulative Rate Reset Preferred Shares Series 14 (the “Series 14 Shares”) to be held by Computershare Trust Company of Canada as trustee of a newly formed trust (the “Limited Recourse Trust”). The Series 14 Shares are eliminated on SLF Inc.‘s Consolidated Statements of Financial Position while being held within the Limited Recourse Trust. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Series 14 Shares except in limited circumstances. Holders of Series 14 Shares are entitled to receive non-cumulative preferential cash dividends on a semi-annual basis, as and when declared by the Board of Directors.

On September 29, 2021, SLF Inc. redeemed all of the $400 principal amount of Class A Non-Cumulative Preferred Shares Series 1 issued on February 25, 2005 and all of the $325 principal amount of Class A Non-Cumulative Preferred Shares Series 2 issued on July 15, 2005, in accordance with the terms attached to the two series of preferred shares. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

On September 30, 2021, 0.5 million of the 6.9 million Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the “Series 10R Shares”) were converted into Class A Non-cumulative Floating Rate Preferred Shares 11QR (the “Series 11QR Shares”) on a one-for-one basis and 0.4 million of the 1.1 million Series 11QR were converted into Series 10R on a one-for-one basis. As a result, as of September 30, 2021, SLF Inc. has approximately 6.8 million Series 10R Shares and 1.2 million Series 11QR Shares issued and outstanding.

On December 31, 2021, SLF Inc. redeemed all of the $300 Class A Non-Cumulative Rate Reset Preferred Shares Series 12R issued on November 10, 2011, in accordance with the terms attached to the series of preferred shares. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

On June 30, 2020, 0.1 million of the 5.2 million Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) were converted into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on a one-for-one basis and 1.1 million of the 6.0 million Series 9QR Shares were converted into Series 8R Shares on a one-for-one basis. As a result, as of June 30, 2020, SLF Inc. has approximately 6.2 million Series 8R Shares and 5.0 million Series 9QR Shares issued and outstanding.

Further information on the preferred shares outstanding, as at December 31, 2021, is as follows:

(in millions of shares)	Issue date	Annual dividend rate		Annual dividend per share		Earliest par call or redemption date(1)	Number of shares	Face amount	Net amount(2)

Class A Preferred Shares

Series 3	January 13, 2006	4.45%		$1.11		Any time	10.0	250	245

Series 4	October 10, 2006	4.45%		$1.11		Any time	12.0	300	293

Series 5	February 2, 2007	4.50%		$1.13		Any time	10.0	250	245

Series 8R(3)	May 25, 2010	1.825%	(3)	$0.46		June 30, 2025(4)	6.2	155	152

Series 9QR(5)	June 30, 2015	Floating	(6)	Floating		June 30, 2025(7)	5.0	125	122

Series 10R(3)	August 12, 2011	2.967%	(3)	$0.72	(8)	September 30, 2026(4)	6.8	171	167

Series 11QR(5)	September 30, 2016	Floating	(6)	Floating		September 30, 2026(7)	1.2	29	28

Other Equity Instruments

Series 2021-1(9)	June 30, 2021	3.600%		n/a		June 30, 2026	1.0	1,000	987

Total preferred shares and other equity instruments							52.2	$2,280	$2,239

(1)	Redemption of all preferred shares and other equity instruments is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(4)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
(5)

On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.

(6)

Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR - 1.41% and Series 11QR - 2.17%.

(7)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
(8)	The annual dividend per share in the table above is the amount paid per share in 2021.
(9)	On the earliest redemption date and every five years thereafter, the interest rate will reset to an annual rate equal to the Government of Canada bond yield plus 2.604%.

172	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 16. Interests in Other Entities

16. A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the UK, the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including MFS and the group of companies under SLC Management.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 15 and 21.

16.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50.00%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at or for the years ended December 31,	2021	2020

Carrying amount of interests in joint ventures and associates	$1,652	$1,579

Our share of:

Net income (loss)	122	51

Other comprehensive income (loss)	(14)	(9)

Total comprehensive income (loss)	$108	$42

On October 12, 2021, our India joint venture, Aditya Birla Sun Life AMC Limited (“ABSLAMC”) completed an Initial Public Offering (“IPO”). As a result of the IPO, our ownership interest was reduced by 12.5% and we generated gross proceeds of $430, which included a realized gain of $362 (post-tax $297). After the IPO, we retained ownership of the listed entity of 36.5%. We also reclassified $9 of accumulated OCI to net income as part of this transaction.

In 2021, we increased our investment in our joint ventures and associates by $29 ($1 in 2020), primarily in Canada. During 2021, we received dividends and other proceeds relating to our joint ventures and associates of $382, which includes the net cash proceeds from the ABSLAMC transaction ($29 of dividends in 2020). We also incurred rental expenses of $17 ($17 in 2020) related to leases with our joint ventures and associates, with the remaining future rental payments payable to our joint ventures and associates totaling $182 over 11 years.

16.C Joint Operations

We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other Assets for owner-occupied properties, is $2,185 as at December 31, 2021 ($1,802 as at December 31, 2020). The fair value of these jointly controlled assets is $2,278 as at December 31, 2021 ($1,892 as at December 31, 2020).

16.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	173

Information	on our interests in unconsolidated structured entities is as follows:

As at December 31,			2021		2020
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)	Carrying amount	Maximum exposure to loss(1)

Securitization entities - third-party managed	Debt securities	Debt securities	$9,057	$9,057	$8,805	$8,805

Securitization entities - third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$1,084	$1,084	$1,115	$1,115

Investment funds - third-party managed	Investment fund units	Equity securities	$7,411	$7,411	$5,102	$5,102

Investment funds - company managed(2)	Investment fund units and Limited partnership units	Equity securities and Other invested assets	$2,978	$2,978	$2,299	$2,299

Limited partnerships - third-party managed	Limited partnership units	Other invested assets	$2,391	$2,391	$1,842	$1,842

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $156 ($155 in 2020).

16.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investments in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

16.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investments in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.

Company Managed

We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 17. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 16.B.

16.E Consolidated Structured Entities

We control and consolidate structured entities related to the CLOs described in more detail in Note 5.A.i. and an investment fund managed by SLC Management that invests primarily in investment properties.

174	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 17. Fee Income

Fee income for the years ended December 31 consists of the following:

	2021	2020

Fee income from insurance contracts	$1,175	$1,059

Fee income from service contracts:

Distribution fees	959	858

Fund management and other asset-based fees	4,981	4,180

Administrative service and other fees	887	784

Total fee income	$8,002	$6,881

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 4.

 18. Operating Expenses, Commissions, and Premium Taxes

Operating expenses, commissions and premium taxes for the years ended December 31 consist of the following(1):

	2021	2020

Operating expenses:

Employee expenses(2)	$5,102	$4,445

Premises and equipment	182	158

Capital asset depreciation	245	250

Service fees	1,101	946

Amortization of intangible assets (Note 9)	193	156

Impairment of intangible assets (Note 9)	9	11

Other expenses	1,747	1,435

Operating expenses	$8,579	$7,401

Commissions	2,809	2,612

Premium taxes	429	428

Total operating expenses, commissions and premium taxes	$11,817	$10,441

(1)	Reflects a change in presentation to aggregate total operating expenses, commissions and premium taxes. We have updated the prior period to reflect this change in presentation.
(2)	See table below for further details.

Employee expenses for the years ended December 31 consist of the following:

	2021	2020

Salaries, bonus, employee benefits	$4,320	$3,879

Share-based payments (Note 19)	757	540

Other personnel costs	25	26

Total employee expenses	$5,102	$4,445

 19. Share-Based Payments

19.A Stock Option Plans

SLF Inc. has granted stock options to eligible employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the grant date. The options granted under the stock option plans vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan is 29,525,000 shares.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	175

The activities in the stock option plans for the years ended December 31 are as follows:

	2021		2020
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price

Balance, January 1,	3,173	$ 49.65	3,074	$ 42.36

Granted	769	$ 63.39	730	$ 61.88

Exercised	(900)	$ 40.44	(631)	$ 28.29

Balance, December 31,	3,042	$ 55.85	3,173	$ 49.65

Exercisable, December 31,	1,223	$ 50.22	1,537	$ 42.87

The average share price at the date of exercise of stock options for the year ended December 31, 2021 was $64.86 ($57.21 for 2020).

Compensation expense for stock options was $6 for the year ended December 31, 2021 ($4 for 2020).

The stock options outstanding as at December 31, 2021, by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$18.00 to $24.00	11	0.16	$ 21.53

$35.01 to $45.00	245	3.06	$ 39.71

$45.01 to $65.84	2,786	6.73	$ 57.41

Total stock options	3,042	6.41	$ 55.85

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2021 was $8.73 ($5.99 for 2020). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2021	2020

Risk-free interest rate	0.9%	1.2%

Expected volatility	24.9%	19.2%

Expected dividend yield	4.0%	4.0%

Expected life of the option (in years)	6.3	6.3

Exercise price	$63.39	$61.88

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

19.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed.

In the U.S., the Sun Life Financial U.S. Employee Stock Purchase Plan allows eligible employees to buy shares of SLF Inc. at a 10% discount at the end of six-month offering periods. Under this plan, employees who enroll can contribute from 1% to 10% of their base salary. At the end of each period, accumulated employee amounts are used to purchase stock, with the Company financing the 10% discount. The total annual contribution, including the company discount, is limited to U.S. twenty-five thousand dollars based on its fair market value on the offering date.

We recorded an expense of $9 for the year ended December 31, 2021 ($9 for 2020).

19.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

176	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their short-term incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Share”) Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Under this plan, some units are performance-based that may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total

Units outstanding December 31, 2021	4,817	929	5,746

Units outstanding December 31, 2020	4,971	860	5,831

Liability accrued as at December 31, 2021	$314	$63	$377

Liability accrued as at December 31, 2020	$258	$48	$306

Compensation expense and the Income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2021	2020

Compensation expense	$213	$140

Income tax expense (benefit)	$(54)	$(34)

19.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Restricted share awards and stock option awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards, restricted stock unit awards, and stock option awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards and stock option awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period.

The fair value of stock option awards is determined using the Black-Scholes option pricing model, while the fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, exercise, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2021 was $1,088 ($902 as at December 31, 2020) which includes a liability of $848 ($713 as at December 31, 2020) for the restricted shares and outstanding MFS shares. There were no stock options outstanding at December 31, 2021 and December 31, 2020.

Compensation expense and the Income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2021	2020

Compensation expense	$529	$387

Income tax expense (benefit)	$(79)	$(64)

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	177

 20. Income Taxes

20.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position:

As at December 31,	2021	2020

Deferred tax assets(1)	$1,848	$1,634

Deferred tax liabilities(1)	322	383

Net deferred tax asset	$1,526	$1,251

(1)

Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total

As at December 31, 2020	$(1,240)	$1,621	$82	$708	$322	$(242)	$1,251

Charged to statement of operations	53	48	(9)	125	(14)	(7)	196

Charged to other comprehensive income	25	30	—	17	9	4	85

Foreign exchange rate movements and Other	(16)	28	1	3	(16)	(6)	(6)

As at December 31, 2021	$(1,178)	$1,727	$74	$853	$301	$(251)	$1,526

(1)	Consists of Insurance contract liabilities and Investment contract liabilities, net of Reinsurance assets.
(2)	Includes unused tax credits.

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total

As at December 31, 2019	$(1,040)	$1,121	$83	$697	$338	$(150)	$1,049

Acquisitions (disposals) through business combinations	—	—	—	—	—	(67)	(67)

Charged to statement of operations	(149)	494	—	62	(5)	(31)	371

Charged to other comprehensive income	(54)	—	—	(50)	(8)	—	(112)

Charged to equity, other than other comprehensive income	—	—	—	(1)	—	—	(1)

Foreign exchange rate movements and Other	3	6	(1)	—	(3)	6	11

As at December 31, 2020	$(1,240)	$1,621	$82	$708	$322	$(242)	$1,251

(1)	Consists of Insurance contract liabilities and Investment contract liabilities, net of Reinsurance assets.
(2)	Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, the UK, Indonesia and Vietnam, totaling $3,758 ($3,382 in 2020). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, we have net capital losses of $7 ($19 in 2020) in the U.S. and $13 in Canada ($nil in 2020) for which a deferred tax asset of $3 ($4 in 2020) has been recognized. Unused tax losses for which a deferred tax asset has not been recognized amount to $499 as of December 31, 2021 ($587 in 2020) primarily in the UK, Indonesia and Vietnam. We also have capital losses of $452 in the UK ($460 in 2020) and $178 in Canada ($169 in 2020) for which a deferred tax asset of $137 ($110 in 2020) has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we rely on projections of future taxable profits, and we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2030 and the capital losses can be carried forward indefinitely. The operating and capital losses in the UK can be carried forward indefinitely. The non-capital losses in Indonesia and Vietnam can be carried forward five years. The capital losses in the U.S. can be carried forward five years and expire beginning in 2024.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the

178	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

foreseeable future. As at December 31, 2021, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $5,452 ($5,299 in 2020).

20.B Income Tax Expense (Benefit)

20.B.i In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

	2021	2020

Current income tax expense (benefit):

Current year	$964	$859

Adjustments in respect of prior years, including resolution of tax disputes	(41)	7

Total current income tax expense (benefit)	923	866

Deferred income tax expense (benefit):

Origination and reversal of temporary differences	(204)	(435)

Adjustments in respect of prior years, including resolution of tax disputes	(8)	48

Tax expense (benefit) arising from unrecognized tax losses	6	15

Tax rate and other legislative changes	10	1

Total deferred income tax expense (benefit)	(196)	(371)

Total income tax expense (benefit)	$727	$495

20.B.ii Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2021	2020

Recognized in other comprehensive income:

Current income tax benefit (expense)	$3	$(2)

Deferred income tax benefit (expense)	85	(112)

Total recognized in other comprehensive income	88	(114)

Recognized in equity, other than other comprehensive income:

Deferred income tax benefit (expense)	—	(1)

Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in Other comprehensive income	$88	$(115)

20.B.iii Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2021		2020
		%		%

Total net income (loss)	$4,370		$2,792

Add: Income tax expense (benefit)	727		495

Total net income (loss) before income taxes	$5,097		$3,287

Taxes at the combined Canadian federal and provincial statutory income tax rate	$1,338	26.3	$871	26.5

Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(231)	(4.5)	(218)	(6.6)

Tax-exempt investment (income) loss	(345)	(6.8)	(253)	(7.7)

Adjustments in respect of prior periods, including resolution of tax disputes	(49)	(1.0)	55	1.7

Tax (benefit) cost of unrecognized tax losses and tax credits	6	0.1	15	0.5

Tax rate and other legislative changes	10	0.2	1	—

Other	(2)	—	24	0.7

Total income tax expense (benefit) and effective income tax rate	$727	14.3	$495	15.1

Due to an enacted corporate tax rate change in the province of Alberta, our statutory tax rate decreased from 26.5% to 26.25% (rounded to 26.3% in the table above) on January 1, 2021.

Tax-exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 25%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.25% reduce our tax expense. These differences are reported in Higher (lower) effective

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	179

rates on income subject to taxation in foreign jurisdictions. The benefit reported in 2021 included higher income in jurisdictions with low statutory income tax rates compared to 2020.

Adjustments in respect of prior periods, including the resolution of tax disputes, relate mainly to the resolution of Canadian tax matters and the finalization of the prior year’s Canadian and U.S. tax filings in 2021. In 2020, it related to the finalization of the prior year’s Canadian and U.S. tax filings.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

Tax rate and other legislative changes includes a remeasurement of our deferred tax balances in the UK due to an enacted corporate tax rate increase from 19% to 25%, which takes effect April 1, 2023. In 2020, Tax rate and other legislative changes included a remeasurement of our deferred tax balances in the UK due to the reversal of an enacted future corporate tax rate reduction, which was partially offset by the remeasurement of our deferred tax balances in Canada due to an enacted corporate tax rate reduction in the province of Alberta.

Other primarily reflects withholding taxes on distributions from our foreign subsidiaries, the benefit relating to investments in joint ventures in Asia, and the impact of taxable income attributable to NCI.

 21. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion. SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2021, SLF Inc.‘s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions (“OSFI”).

Sun Life Assurance, SLF Inc.‘s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. With a LICAT Ratio of 124% as at December 31, 2021, Sun Life Assurance’s LICAT Ratio is above OSFI’s Supervisory Target Total Ratio of 100% and minimum Total Ratio of 90%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. Sun Life Assurance exceeded levels that would require regulatory or corrective action as at December 31, 2021 and December 31, 2020.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2021 and December 31, 2020.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2021 and December 31, 2020. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under two such arrangements, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

180	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interests’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, there were further adjustments, including goodwill, non-life investments, and others as was prescribed by OSFI, to the total capital figure presented in the table below:

As at December 31,	2021	2020

Subordinated debt(1)	$6,425	$4,781

Innovative capital instruments(2)	200	200

Equity:

Preferred shares and other equity instruments	2,239	2,257

Common shareholders’ equity(3)	24,075	22,212

Participating policyholders’ equity	1,700	1,368

Non-controlling interests’ equity	59	25

Total capital	$34,698	$30,843

(1)

Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

(2)	Innovative capital instruments are SLEECS issued by SLCT I (Note 13). SLCT I is not consolidated by us.
(3)	Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments

 22. Segregated Funds

We have segregated fund products, including variable annuities, unit-linked products and universal life insurance policies, in Canada, the U.S., the UK, and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned, and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, were within the following ranges as at December 31, 2021 and 2020:

Type of fund	%

Money market	1 to 5

Fixed income	5 to 10

Balanced	40 to 45

Equity	45 to 50

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	181

22. A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2021	2020

Segregated and mutual fund units	$125,944	$111,789

Equity securities	9,963	9,733

Debt securities	3,410	3,874

Cash, cash equivalents and short-term securities	778	693

Investment properties	446	387

Mortgages	19	19

Other assets	141	140

Total assets	$140,701	$126,635

Less: Liabilities arising from investing activities	705	714

Total investments for account of segregated fund holders	$139,996	$125,921

22.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

For the years ended December 31,	2021	2020

Balance as at January 1	$125,921	$116,973

Additions to segregated funds:

Deposits	13,509	12,880

Net transfer (to) from general funds	(351)	(1,825)

Net realized and unrealized gains (losses)	9,516	5,643

Other investment income	6,558	4,275

Total additions	$29,232	$20,973

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	12,966	10,618

Management fees	1,276	1,126

Taxes and other expenses	435	396

Foreign exchange rate movements	480	(115)

Total deductions	$15,157	$12,025

Net additions (deductions)	$14,075	$8,948

Balance as at December 31	$139,996	$125,921

182	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 23. Commitments, Guarantees and Contingencies

23.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $950 ($1,082 as at December 31, 2020). The future rental payments by year of payment are included in the MD&A as described in Note 6.

23.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2021, we had a total of $4,211 of contractual commitments outstanding ($3,583 as at December 31, 2020). The expected maturities of these commitments are included in the MD&A as described in Note 6.

23.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2021, we had credit facilities of $839 available for the issuance of letters of credit ($846 as at December 31, 2020), from which a total of $105 in letters of credit were outstanding ($122 as at December 31, 2020).

23.D Commission on Release

Commissions on Release (“CORe”) is a program designed to facilitate the transfer of blocks of business between advisors in order to provide ongoing service and advice to our Clients. We facilitate and administer these transactions including payment and collection streams. Under the CORe program, when an eligible advisor releases Clients they are servicing, we are contractually obligated to pay them the associated CORe value, based on a specified formula as stipulated in the advisor contract. The value of the CORe commitment will vary for blocks of business which have not been released by an active advisor. The occurrence of future events that will trigger an advisor to release their block of business and the value of the related CORe commitment at that future release date is difficult to predict. As a result of uncertainty in the timing of the triggering event, we cannot reliably estimate our commitment under the CORe program. Due to the nature of the program, in the normal course of business, the commitment related to the future payment to advisors on release of a block of business would be expected to be matched or partially matched by a corresponding amount related to the receivable on the assignment of blocks of business to new advisors, resulting in an immaterial impact to earnings and liquidity in any reporting period.

23.E Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2021, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

23.F Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	183

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)

December 31, 2021

Revenue	$320	$27,527	$9,060	$(1,219)	$35,688

Shareholders’ net income (loss)	$4,035	$2,823	$1,062	$(3,885)	$4,035

December 31, 2020

Revenue	$266	$35,801	$9,430	$(2,160)	$43,337

Shareholders’ net income (loss)	$2,498	$1,349	$1,030	$(2,379)	$2,498

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)

December 31, 2021

Invested assets	$30,984	$174,777	$13,006	$(34,245)	$184,522

Total other general fund assets	$12,462	$24,580	$32,525	$(48,715)	$20,852

Investments for account of segregated fund holders	$—	$139,929	$67	$—	$139,996

Insurance contract liabilities	$—	$147,989	$10,105	$(10,283)	$147,811

Investment contract liabilities	$—	$3,368	$—	$—	$3,368

Total other general fund liabilities	$16,020	$24,249	$27,702	$(41,849)	$26,122

December 31, 2020

Invested assets	$26,019	$172,439	$9,974	$(30,520)	$177,912

Total other general fund assets	$7,800	$24,327	$20,691	$(33,640)	$19,178

Investments for account of segregated fund holders	$—	$125,859	$62	$—	$125,921

Insurance contract liabilities	$—	$145,949	$10,637	$(10,813)	$145,773

Investment contract liabilities	$—	$3,189	$—	$—	$3,189

Total other general fund liabilities	$9,350	$25,920	$13,741	$(26,745)	$22,266

23.G Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice has been made to class members. Sun Life Assurance has brought a motion for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

184	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

 24. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 16. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

24.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2021		2020

	Executive team	Directors	Executive team	Directors

Number of individuals	14	13	12	10

Base salary and annual incentive compensation	$ 22	$—	$ 18	$—

Additional short-term benefits and other	$ 1	$1	$ 1	$1

Share-based long-term incentive compensation	$ 36	$2	$ 23	$2

Value of pension and post-retirement benefits	$ 6	$—	$ 2	$—

Severance	$ 6	$—	$ —	$—

24.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 16.D.

 25. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Material defined benefit plans are located in Canada, the U.S., and the UK. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As at December 31, 2014, there are no active members in the UK and the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our UK defined benefit pension scheme is governed by pension trustees. In other countries in which we operate, the defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In the U.S., employees who were not age 50 with 10 years of service as of December 31, 2015 only have access to subsidized retiree health care coverage until eligible for Medicare. Eligible existing and future retirees and covered dependents eligible for Medicare receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	185

25.A Risks Associated with Employee Defined Benefit Plans

With the closure of the material defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018 and 2021, the risk in our UK pension plan was reduced through buy-in insurance contracts protecting the majority of pensioner benefits. The target for our material funded defined benefit plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

186	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

25.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

		2021			2020

	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total

Change in defined benefit obligations:

Defined benefit obligation, January 1	$4,060	$277	$4,337	$3,805	$279	$4,084

Current service cost	59	7	66	58	6	64

Interest cost	98	7	105	110	9	119

Actuarial losses (gains)	(169)	(23)	(192)	278	(1)	277

Benefits paid	(192)	(15)	(207)	(184)	(14)	(198)

Settlements	—	—	—	(5)	—	(5)

Foreign exchange rate movement	(20)	(1)	(21)	(2)	(2)	(4)

Defined benefit obligation, December 31	$3,836	$252	$4,088	$4,060	$277	$4,337

Change in plan assets:

Fair value of plan assets, January 1	$3,909	$—	$3,909	$3,596	$—	$3,596

Administrative expense	(1)	—	(1)	(1)	—	(1)

Interest income on plan assets	92	—	92	102	—	102

Return on plan assets (excluding amounts included in net interest expense)	(234)	—	(234)	305	—	305

Employer contributions	94	15	109	97	14	111

Benefits paid	(192)	(15)	(207)	(184)	(14)	(198)

Settlements	—	—	—	(7)	—	(7)

Foreign exchange rate movement	(25)	—	(25)	1	—	1

Fair value of plan assets, December 31	$3,643	$—	$3,643	$3,909	$—	$3,909

Amounts recognized on Statement of Financial Position:

Fair value of plan assets	$3,643	$—	$3,643	$3,909	$—	$3,909

Defined benefit (obligation)	(3,836)	(252)	(4,088)	(4,060)	(277)	(4,337)

Net recognized (liability) asset, December 31	$(193)	$(252)	$(445)	$(151)	$(277)	$(428)

Components of net benefit expense recognized:

Current service cost	$59	$7	$66	$58	$6	$64

Administrative expense	1	—	1	1	—	1

Net interest expense (income)	6	7	13	8	9	17

Settlements	—	—	—	2	—	2

Other long-term employee benefit losses (gains)	—	(3)	(3)	—	—	—

Net benefit expense	$66	$11	$77	$69	$15	$84

Remeasurement of net recognized (liability) asset:

Return on plan assets (excluding amounts included in net interest expense)	$(234)	$—	$(234)	$305	$—	$305

Actuarial gains (losses) arising from changes in demographic assumptions	2	—	2	(3)	2	(1)

Actuarial gains (losses) arising from changes in financial assumptions	187	13	200	(278)	(19)	(297)

Actuarial gains (losses) arising from experience adjustments	(20)	7	(13)	3	18	21

Foreign exchange rate movement	(3)	—	(3)	—	2	2

Components of defined benefit costs recognized in Other comprehensive income (loss)	$(68)	$20	$(48)	$27	$3	$30

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	187

25.C Principal Assumptions for Significant Plans

	2021			2020
	Canada %	UK %	U.S. %	Canada %	UK %	U.S. %

To determine defined benefit obligation at end of year:

Discount rate for pension plans	3.00	1.90	3.00	2.70	1.30	2.65

Rate of compensation increase	2.80	n/a	n/a	2.80	n/a	n/a

Pension increases	0.00-0.05	3.30	n/a	0.00-0.05	2.95	n/a

To determine net benefit expense for year:

Discount rate for pension plans	2.70	1.30	2.65	3.00	2.00	3.45

Rate of compensation increase	2.80	n/a	n/a	3.00	n/a	n/a

Pension increases	0.00-0.05	2.95	n/a	0.00-0.015	2.95	n/a

Health care trend rates:

Initial health care trend rate	5.10	n/a	0.07	5.30	n/a	6.50

Ultimate health care trend rate	4.00	n/a	0.05	4.00	n/a	5.00

Year ultimate health care trend rate reached	2040	n/a	2025	2040	n/a	2025

	2021			2020
	Canada	UK	U.S.	Canada	UK	U.S.

Mortality rates:

Life expectancy (in years) for individuals currently at age 65:

Male	23	23	22	23	23	22

Female	25	25	23	25	25	23

Life expectancy (in years) at 65 for individuals currently at age 45:

Male	24	24	23	24	25	23

Female	26	27	25	26	27	25

Average duration (in years) of pension obligation	16.9	17.4	12.2	17.2	17.7	12.7

Discount Rate, Rate of Compensation Increase and Health Care Cost

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used for material plans is determined by reference to the market yields, as of December 31, of high-quality corporate bonds that have terms to maturity approximating the terms of the related obligation. In countries where a deep corporate market does not exist, government bonds are used. Compensation and health care trend assumptions are based on expected long-term trend assumptions which may differ from actual results.

25.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2021. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post- retirement benefits

Interest/discount rate sensitivity:(1)

1% decrease	$694	$30

1% increase	$(550)	$(26)

Rate of compensation increase assumption:

1% decrease	$(68)	n/a

1% increase	$76	n/a

Health care trend rate assumption:

1% decrease	n/a	$(12)

1% increase	n/a	$13

Mortality rates:(2)

10% decrease	$103	$6

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents 10% decrease in mortality rates at each age.

188	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

25.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2021	2020

Equity investments	3%	3%

Fixed income investments	64%	73%

Real estate investments	9%	7%

Qualifying insurance contract	19%	8%

Other	5%	9%

Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2021 and 2020 are consistent with Level 1 or Level 2 fair value hierarchy. In 2021, 4% of our fixed income investments (2% in 2020) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We have significantly de-risked the investments of our material defined benefit pension plans by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018 and in 2021, the risk in our UK pension plan was reduced through buy-in insurance contracts, protecting the majority of pensioner benefits. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

25.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total

Expected contributions for the next 12 months	$85	$ 17	$102

Expected Future Benefit Payments

	2022	2023	2024	2025	2026	2027 to 2031

Pension	$ 153	$ 159	$ 160	$ 167	$ 172	$ 910

Post-retirement	16	16	17	17	18	94

Total	$ 169	$ 175	$ 177	$ 184	$ 190	$ 1,004

25.G Defined Contribution Plans

We expensed $142 in 2021 ($144 for 2020) with respect to defined contribution plans.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2021	189

 26. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2021	2020

Common shareholders’ net income (loss) for basic earnings per share	$3,934	$2,404

Add: Increase in income due to convertible instruments(1)	10	10

Common shareholders’ net income (loss) on a diluted basis	$3,944	$2,414

Weighted average number of common shares outstanding for basic earnings per share (in millions)	586	585

Add: Dilutive impact of stock options(2) (in millions)	—	—

Dilutive impact of convertible instruments(2) (in millions)	4	4

Weighted average number of common shares outstanding on a diluted basis (in millions)	590	589

Basic earnings (loss) per share	$6.72	$4.11

Diluted earnings (loss) per share	$6.69	$4.10

(1)	The convertible instruments are the SLEECS B issued by SLCT I.
(2)	Excludes the impact of 1 million stock options for the year ended December 31, 2021 (1 million for the year ended December 31, 2020) because these stock options were anti-dilutive for the year.

 27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2021			2020

For the years ended December 31,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,155	$ (202)	$953	$1,359	$ (204)	$1,155

Unrealized gains (losses) on available-for-sale assets	632	(366)	266	313	319	632

Unrealized gains (losses) on cash flow hedges	(13)	6	(7)	(7)	(6)	(13)

Share of other comprehensive income (loss) in joint ventures and associates	(42)	(5)	(47)	(33)	(9)	(42)

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(283)	(39)	(322)	(305)	22	(283)

Revaluation surplus on transfers to investment properties	145	—	145	145	—	145

Total	$1,594	$ (606)	$988	$1,472	$ 122	$1,594

Total attributable to:

Participating policyholders	$5	$ (3)	$2	$11	$ (6)	$5

Shareholders	1,589	(603)	986	1,461	128	1,589

Total	$1,594	$ (606)	$988	$1,472	$ 122	$1,594

190	Sun Life Financial Inc. Annual Report 2021	Notes to the Consolidated Financial Statements

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is a non-International Financial Reporting Standard (IFRS) financial measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates, and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified impact of new business, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period.

Assumption changes and management actions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Other

Impact on pre-tax net income not addressed under the previous categories. Examples include acquisition, integration, restructuring, and other related costs.

Earnings on Surplus

Pre-tax net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on available-for-sale assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments, investment properties mark-to-market, and interest on debt.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2021	191

For the Year Ended December 31, 2021 (in millions of Canadian dollars)	Sun Life Canada	Sun Life U.S.*	Sun Life Asset Mgmt	Sun Life Asia	Corporate	Total

Expected Profit on In-force Business	1,225	494	1,815	612	(179)	3,967

Impact of New Business	119	—	—	(46)	—	73

Experience Gains and Losses	876	199	—	45	(133)	987

Assumption Changes and Management Actions	52	(126)	—	135	5	66

Other	(118)	(14)	(551)	352	(70)	(401)

Earnings on Operations (pre-tax)	2,154	553	1,264	1,098	(377)	4,692

Earnings on Surplus	53	70	—	164	122	409

Earnings before Income Taxes	2,207	623	1,264	1,262	(255)	5,101

Income Taxes	(384)	(124)	(372)	(117)	266	(731)

Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	1,823	499	892	1,145	11	4,370

Less:

Non-controlling Interests	—	—	—	—	—	—

Participating Policyholders’ Net Income	265	—	—	70	—	335

Preferred Share Dividends	—	—	—	—	101	101

Common Shareholders’ Net Income (Loss)	1,558	499	892	1,075	(90)	3,934

For the Year Ended December 31, 2020 (in millions of Canadian dollars)	Sun Life Canada	Sun Life U.S.*	Sun Life Asset Mgmt	Sun Life Asia	Corporate	Total

Expected Profit on In-force Business	1,107	554	1,541	558	(147)	3,613

Impact of New Business	105	—	—	(77)	—	28

Experience Gains and Losses	(401)	74	—	14	(27)	(340)

Assumption Changes and Management Actions	43	(397)	—	99	41	(214)

Other	4	(6)	(216)	(8)	(64)	(290)

Earnings on Operations (pre-tax)	858	225	1,325	586	(197)	2,797

Earnings on Surplus	105	88	—	139	149	481

Earnings before Income Taxes	963	313	1,325	725	(48)	3,278

Income Taxes	(50)	(56)	(334)	(44)	(2)	(486)

Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	913	257	991	681	(50)	2,792

Less:

Non-controlling Interests	—	—	11	—	—	11

Participating Policyholders’ Net Income	196	—	—	87	—	283

Preferred Share Dividends	—	—	—	—	94	94

Common Shareholders’ Net Income (Loss)	717	257	980	594	(144)	2,404

*The 2021 and 2020 SOE reflect the change in 2021 to the presentation of expected profit on in-force business and impact of new business for U.S. businesses. Amounts in expected profit on in-force business and impact of new business were previously $537 and $17 for U.S. and $3,596 and $45 for Total for 2020.

192	Sun Life Financial Inc. Annual Report 2021	Sources of Earnings

Analysis of results

For the year ended December 31, 2021, the pre-tax expected profit on in-force business of $3,967 million was $354 million higher than 2020, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth, reflecting higher asset values.

The new business gain in 2021 was $73 million, $45 million higher than 2020, driven by higher new business gains in Asia Local Markets.

The 2021 experience gain of $983 million pre-tax was primarily due to higher equity markets, an increase in the value of our real estate investments, investing activity gains across the insurance businesses, interest rate impacts, and favourable credit experience in insurance businesses. This is partially offset by losses from expenses, mortality experience, and other experience.

For the year 2021, assumption changes and management actions resulted in a pre-tax gain of $66 million. In Canada, the pre-tax gain of $52 million reflected a reduction to expense margins and the favourable impact of increased investment in non-fixed income assets in Canada Individual Insurance & Wealth, offset partially by a reduction to the best estimate real estate assumption and net updates to promulgated Ultimate Reinvestment Rate (URR) and promulgated maximum net credit spreads. In the U.S., the pre-tax loss of $126 million reflected updates to lapse and policyholder behaviour in In-force Management offset partially a reduction to expense margins and increased investment in non-fixed income assets. In Asia, the pre-tax gain of $135 million reflected a reduction to expense margins and favourable model enhancements.

Other in 2021 resulted in a pre-tax loss of $401 million. The loss includes higher fair value adjustments on MFS’s share-based payment awards, an increase in SLC Management’s acquisition-related liabilities(1), and a par allocation adjustment(2). These losses are partially offset by a gain on the Initial Public Offering (IPO)(3) of our India joint venture, Aditya Birla Sun Life AMC Limited.

Net pre-tax earnings on surplus of $409 million in 2021 was $72 million lower than a year ago.

(1)	Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)	Reflects an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years.
(3)

As a result of the initial public offering (“IPO”), our holding of ABSLAMC was reduced by 12.5%. After the IPO, we retained indirect ownership of the listed entity of 36.5%. Shares of ABSLAMC began trading on the BSE Limited and the National Stock Exchange of India Limited on October 11, 2021.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2021	193

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Kevin D. Strain are independent directors.

William D. Anderson, FCPA, FCA	Ashok K. Gupta, FFA(3)(4)	Marie-Lucie Morin, CM, PC(3)(4)
Chair of the Board, Sun Life	Corporate Director	Corporate Director

Deepak Chopra, FCPA, FCGA(1)(2)	M. Marianne Harris(2)(3)	Scott F. Powers(1)(2)
Corporate Director	Corporate Director	Corporate Director

Stephanie L. Coyles(2)(3)	David H. Y. Ho(2)(3)	Kevin D. Strain, CPA
Corporate Director	Corporate Director	President & Chief Executive Officer,
Sun Life

Martin J. G. Glynn(3)(4)	Helen M. Mallovy Hicks, FCPA, FCA, FCBV(1)(4)	Barbara G. Stymiest, CM, FCPA, FCA(1)(4)
Corporate Director	Corporate Director	Corporate Director

(1) Member of the Audit Committee

(2) Member of the Governance, Investment & Conduct Review Committee

(3) Member of the Management Resources Committee

(4) Member of the Risk Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2022 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Kevin D. Strain	Jacques Goulet	Helena J. Pagano
President & Chief Executive Officer	President, Sun Life Canada	Executive Vice-President, Chief Human
Resources & Communications Officer

Linda M. Dougherty	Ingrid G. Johnson
Executive Vice-President,	President, Sun Life Asia	Stephen C. Peacher
Corporate Strategy & Global Marketing		President, SLC Management
Melissa J. Kennedy
Daniel R. Fishbein	Executive Vice-President,	Manjit Singh
President, Sun Life U.S.	Chief Legal Officer & Public Affairs	Executive Vice-President &
Chief Financial Officer

Colm J. Freyne	Laura A. Money
Executive Vice-President &	Executive Vice-President &
Chief Risk Officer	Chief Information Officer

As of March 1, 2022

194	Sun Life Financial Inc. Annual Report 2021	Board of Directors and Executive Team

Sun Life Financial Inc. – Subsidiaries and Associates

The following table lists the direct and indirect subsidiaries of Sun Life Financial Inc. (“SLF Inc.”) as at December 31, 2021 and provides the book values (in millions of Canadian dollars, based on the equity method) of the shares of those subsidiaries that are principal operating subsidiaries. The table also lists significant joint venture entities in which SLF Inc. directly or indirectly holds 50% or less of the issued and outstanding voting securities. Subsidiaries which are inactive or which have been set up for the sole purpose of holding investments are not listed in the table.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.

Sun Life Assurance Company of Canada	Canada	23,819	100%

2475 Eglinton Ave W (Skyrise 2) Canada Inc.	Canada		100%

25 Nicholas Avenue (Evolv) Canada Inc.	Canada		100%

Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%

BestServe Financial Limited	Hong Kong	118	100%

Country Lane Enterprises Ltd.	British Columbia, Canada		100%

Dental Health Alliance, L.L.C.	Delaware, USA		100%

Denticare of Alabama, Inc.	Alabama, USA		100%

PT. Sun Life Financial Indonesia	Indonesia	186	100%

PT. Sun Life Indonesia Services	Indonesia		100%

SL Insurance (Hungary) Finance No. 2 Kft	Hungary		100%

SLA US Real Estate Holdings, Inc.	Delaware, USA		100%

SLF of Canada UK Limited	England and Wales		100%

Sun Life Assurance Company of Canada (U.K.) Limited	England and Wales	703	100%

Barnwood Properties Limited	England and Wales		100%

Sun Life of Canada UK Holdings Limited	England and Wales		100%

Laurtrust Limited	England and Wales		100%

SLFC Services Company (UK) Limited	England and Wales		100%

Solidify Software, LLC	Kansas, USA		100%

Sun Life (Bermuda) Finance No. 2 LLC	Bermuda		100%

Sun Life (Luxembourg) Finance No. 2 SARL	Luxembourg		100%

Sun Life (India) AMC Investments Inc.	Canada		100%

Aditya Birla Sun Life AMC Limited	India		36.49%

Sun Life and Health Insurance Company (U.S.)	Michigan, USA	504	100%

Sun Life Capital Trust	Ontario, Canada		100%

Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%

Sun Life Financial (India) Insurance Investments Inc.	Canada		100%

Aditya Birla Sun Life Insurance Company Limited	India		49%

Sun Life Financial Asia Services Limited	Hong Kong		100%

Sun Life Financial Distributors (Canada) Inc.	Canada	7	100%

Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%

Sun Life Financial Investment Services (Canada) Inc.	Canada	70	100%

Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%

Sun Life Financial of Canada (U.K.) Overseas Investments Limited	England and Wales		100%

Sun Life of Canada (Netherlands) B.V.	Netherlands		100%

Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%

Sun Life Grepa Financial, Inc.	Philippines		49%

Sun Life Investment Management and Trust Corporation	Philippines		100%

Sun Life of Canada (Philippines), Inc.	Philippines	1,413	100%

Sun Life Asset Management Company, Inc.	Philippines		100%

Sun Life Financial Plans, Inc.	Philippines		100%

Sun Life Financial Trust Inc.	Canada	99	100%

Sun Life Hong Kong Limited	Bermuda	2,354	100%

Sun Life Asset Management (HK) Limited	Hong Kong		100%

Sun Life Financial Holdings (HK) Limited	Hong Kong		100%

Sun Life Hong Kong Services Limited	Hong Kong		100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2021	195

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.

Sun Life Investment Holdings (HK) Limited	Hong Kong		100%

Sun Life Management Holdings (HK) Limited	Hong Kong		100%

Sun Life Pension Trust Limited	Hong Kong		100%

Sun Life Trustee Company Limited	Hong Kong		100%

Sun Life India Service Centre Private Limited	India		100%

Sun Life Information Services Canada, Inc.	Canada		100%

Sun Life Information Services Ireland Limited	Republic of Ireland		100%

Sun Life Insurance (Canada) Limited	Canada	2,250	100%

SLI General Partner Limited	Canada		100%

SLI Investments LP	Manitoba, Canada		100%

6425411 Canada Inc.	Canada		100%

Sun Life Investments LLC	Delaware, USA		100%

SLI US Real Estate Holdings, Inc.	Delaware, USA		100%

Sun Life Malaysia Assurance Berhad	Malaysia		49%

Sun Life Malaysia Takaful Berhad	Malaysia		49%

Sun Life Vietnam Insurance Company Limited	Vietnam	876	100%

UDC Dental California, Inc.	California, USA		100%

UDC Ohio, Inc.	Ohio, USA		100%

Union Security DentalCare of Georgia, Inc.	Georgia, USA		100%

Union Security DentalCare of New Jersey, Inc.	New Jersey, USA		100%

United Dental Care of Arizona, Inc.	Arizona, USA		100%

United Dental Care of Colorado, Inc.	Colorado, USA		100%

United Dental Care of Missouri, Inc.	Missouri, USA		100%

United Dental Care of New Mexico, Inc.	New Mexico, USA		100%

United Dental Care of Texas, Inc.	Texas, USA		100%

United Dental Care of Utah, Inc.	Utah, USA		100%

10851744 Canada Inc.	Canada		100%

11096800 Canada Inc.	Canada		100%

6965083 Canada Inc.	Canada		100%

7037457 Canada Inc.	Canada		100%

7647913 Canada Inc.	Canada		100%

7647930 Canada Inc.	Canada		100%

Sun Life Global Investments Inc.	Canada		100%

BK Canada Holdings Inc.	Canada		100%

BentallGreenOak (Canada) GP Ltd.	Canada		100%

BentallGreenOak (Canada) Limited Partnership	British Columbia, Canada	382	56%

Bentall Property Services (Ontario) Ltd.	Ontario, Canada		56%

BGO Canada Holdings Inc.	Canada		56%

BGO Capital (Canada) Inc.	Canada		56%

BGO Holdings (Cayman), LP	Cayman Islands	62	56%

BentallGreenOak Advisors (Hong Kong) Limited	Hong Kong		56%

BentallGreenOak Advisors (Korea) Limited	Republic of Korea		56%

BentallGreenOak China Holdings Limited	Guernsey		56%

BentallGreenOak Capital Partners (HK) Limited	Hong Kong		56%

BentallGreenOak China Investment Advisers Limited	Hong Kong		56%

BentallGreenOak Investment Advisers Limited	Hong Kong		56%

BentallGreenOak K.K.	Japan		56%

BentallGreenOak Real Estate Advisors (Jersey) Limited	Jersey, Channel Islands		56%

BentallGreenOak Real Estate Services Ltd.	England and Wales		56%

BentallGreenOak Advisors (UK) LLP	England and Wales		56%

BentallGreenOak Advisors (Italy) S.r.l.	Italy		56%

BentallGreenOak Asset Management (Germany) GmbH	Germany		56%

BentallGreenOak Management Services S.à.r.l.	Luxembourg		56%

196	Sun Life Financial Inc. Annual Report 2021	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.

GreenOak Real Estate Advisors (Spain) S.L.	Madrid, Spain		56%

GreenOak India Investment Advisors Private Limited	Mumbai, India		56%

BGO Luxembourg Holdings Ltd.	Canada		56%

BGO Prime GP Holdco Inc.	Canada		56%

BentallGreenOak Prime Investments Trustee Inc.	Canada		56%

BGO Real Property Services (Canada) Inc.	Canada		56%

SynchroSERV Inc.	Canada		56%

SynchroSERV Limited Partnership	British Columbia, Canada		56%

0936543 BC Ltd.	British Columbia, Canada		56%

SLGI Asset Management Inc.	Canada	101	100%

Sun Life 2007-1 Financing Corp.	Canada		100%

Sun Life (Bermuda) Finance No. 1 Ltd.	Bermuda		100%

Sun Life (Hungary) Finance No. 1 Kft	Hungary		100%

Sun Life (Luxembourg) Finance No. 1 SARL	Luxembourg		100%

Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Delaware, USA		100%

DQ Acquisition Corp.	Delaware, USA		100%

SL Finance 2007-1, Inc.	Delaware, USA		100%

SL Investment 2007-1 ULC	Nova Scotia, Canada		100%

Sun Life (U.S.) HoldCo 2020, Inc.	Delaware, USA		100%

Crescent Capital Group GP LLC	Delaware, USA		51%

Crescent Capital Group LP	Delaware, USA		51%

Atlas Asset Advisors LLC	Delaware, USA		51%

Atlas CLO Funding I LLC	Delaware, USA		51%

Atlas CLO Funding II LLC	Delaware, USA		51%

Atlas MOA Holdings LLC	Delaware, USA		51%

CCAP Administration LLC	Delaware, USA		51%

CDL Fund II GP, LLC	Delaware, USA		51%

CDL Fund III GP LLC	Delaware, USA		51%

CPCP General Partner LLC	Delaware, USA		51%

CPCP General Partner Limited	Republic of Ireland		51%

Crescent (TX) Direct Lending, LLC	Delaware, USA		51%

Crescent Cap Advisors, LLC	Delaware, USA		51%

Crescent Capital Group High Income B LLC	Delaware, USA		51%

Crescent Capital Group High Income LLC	Delaware, USA		51%

Crescent CLO Funding GP, LLC	Delaware, USA		51%

Crescent Credit Europe Group Ltd	England and Wales		51%

Crescent Credit Europe LLP	England and Wales		51%

Crescent Credit Opportunities, LLC	Delaware, USA		51%

Crescent Credit Opportunities GP, S.a.r.l.	Luxembourg		51%

Crescent Credit Solutions VIII, LLC	Delaware, USA		51%

Crescent Direct Lending Levered, LLC	Delaware, USA		51%

Crescent Direct Lending SBIC, LLC	Delaware, USA		51%

Crescent Direct Lending, LLC	Delaware, USA		51%

Crescent European Specialty Lending II LLC	Delaware, USA		51%

Crescent European Specialty Loan II S.à r.l.	Luxembourg		51%

Crescent European Specialty Lending LLC	Delaware, USA		51%

Crescent European Specialty Loan S.A.R.L	Luxembourg		51%

Crescent Mezzanine VI, LLC	Delaware, USA		51%

Crescent Mezzanine VII (PA), LLC	Delaware, USA		51%

Crescent Mezzanine VII, LLC	Delaware, USA		51%

Crescent Mezzanine VII (Chengdong GP), Ltd.	Cayman Islands		51%

Crescent Senior Secured Loan Management LLC	Delaware, USA		51%

Crescent Special Situations, L.P.	Cayman Islands		51%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2021	197

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.

Crescent Syndicated Credit Solutions LLC	Delaware, USA		51%

Crescent/Aegis SMA Partners, LLC	Delaware, USA		51%

Crescent/K Schools SMA Partners, LLC	Delaware, USA		51%

NPS/Crescent SMA Partners II, LLC	Delaware, USA		51%

NPS/Crescent SMA Partners, LLC	Delaware, USA		51%

Sepulveda Distributors, LLC	Delaware, USA		51%

Sepulveda Funding, LLC	Delaware, USA		51%

InfraRed (UK) Holdco 2020 Ltd.	England and Wales		100%

InfraRed Partners LLP	England and Wales	92	80%

InfraRed Capital Partners (Holdco) Limited	England and Wales		80%

Agincourt (2) GP LLP	England and Wales		80%

InfraRed (Infrastructure) Capital Partners Limited	England and Wales		80%

Infrastructure Investments General Partner Limited	England and Wales		80%

InfraRed Capital Partners (Australia) Pty Limited	Victoria, Australia		80%

InfraRed Capital Partners (GP Holdco) Limited	England and Wales		80%

InfraRed Capital Partners (US) LLC	Delaware, USA		80%

InfraRed Capital Partners Limited	England and Wales		80%

InfraRed Capital Partners México S de RL de CV	Mexico		80%

InfraRed Environmental Infrastructure GP Limited	England and Wales		80%

InfraRed ETF GPLP Limited	England and Wales		80%

InfraRed ETF UGP Limited	England and Wales		80%

InfraRed European Active Real Estate Fund Trustee Limited	England and Wales		80%

InfraRed European Infrastructure Income 4 General Partner LLP	England and Wales		80%

InfraRed European Infrastructure Income 4 General Partner S.à.r.l.	Luxembourg		80%

InfraRed Infrastructure (Colombia) GP Limited	Scotland		80%

InfraRed Infrastructure III General Partner Limited	England and Wales		80%

InfraRed Infrastructure RAM GP Limited	Scotland		80%

InfraRed Infrastructure V General Partner LLP	England and Wales		80%

InfraRed Infrastructure Yield General Partner Limited	England and Wales		80%

Paternoster General Partner LLP	Scotland		80%

Paternoster Intermediate (GP) Limited	England and Wales		80%

Paternoster IRAFIII CI GP Limited	Guernsey		80%

Paternoster IRAFIV CI GP Limited	Guernsey		80%

Paternoster IRIFV CI GP Limited	Guernsey		80%

Waterloo Place (1) GP LLP	England and Wales		80%

Waterloo Place (2) GP LLP	England and Wales		80%

Waterloo Place (3) GP LLP	England and Wales		80%

Sun Life (UK) Designated Member Ltd.	England and Wales		100%

Sun Life Financial (Bermuda) Reinsurance Ltd.	Bermuda		100%

Sun Life Financial (Japan), Inc.	Delaware, USA		100%

Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%

Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%

Sun Life Institutional Distributors (U.S.) LLC	Delaware, USA	1	100%

Sun Life Investment Management U.S., Inc.	Delaware, USA		100%

BentallGreenOak (U.S.) GP LLC	Delaware, USA		100%

GO Equity GP LLC	Delaware, USA		100%

GO Europe Advisor LP	Cayman Islands		100%

GreenOak Japan GP Ltd.	Cayman Islands		100%

GreenOak Asia Advisor LP	Cayman Islands		100%

SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%

BentallGreenOak (U.S.) Limited Partnership	Delaware, USA	456	56%

BGO Corporate Holdings (US) LLC	Delaware, USA		56%

BGO US Mortgages Inc.	California, USA		56%

198	Sun Life Financial Inc. Annual Report 2021	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.

SLCAL, Inc.	Delaware, USA		56%

Rushmore Partners LLC	Delaware, USA		56%

NewTower Trust Company	Maryland, USA		56%

NewTower Management GP LLC	Delaware, USA		56%

NewTower Management LLC	Delaware, USA		56%

BGO US Real Estate LP	Delaware, USA		56%

BentallGreenOak Real Estate Advisors LP	Delaware, USA		56%

BentallGreenOak Real Estate GP LLC	Delaware, USA		56%

BentallGreenOak Real Estate US LLC	Delaware, USA		56%

BKUS Institutional Logistics Coinvestment LLC	California, USA		56%

Sun Life Capital Management (U.S.) LLC	Delaware, USA	118	100%

SLC Management TIPS Partners Management, LLC	Delaware, USA		100%

SLC Management U.S. Private Credit GP, LLC	Delaware, USA		100%

Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.93%

Massachusetts Financial Services Company	Delaware, USA	688	95.45%

MFS Development Funds, LLC	Delaware, USA		95.45%

MFS Exchange LLC	Delaware, USA		95.45%

MFS Fund Distributors, Inc.	Delaware, USA		95.45%

MFS Heritage Trust Company	New Hampshire, USA		95.45%

MFS Institutional Advisors, Inc.	Delaware, USA		95.45%

MFS Investment Management Canada Limited	Canada		95.45%

3060097 Nova Scotia Company	Nova Scotia, Canada		95.45%

MFS International Ltd.	Bermuda		95.45%

MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		95.45%

MFS International (Chile) SpA	Chile		95.45%

MFS International (Hong Kong) Limited	Hong Kong		95.45%

MFS International Holdings Pty Ltd	Sydney, Australia		95.45%

MFS Financial Management Consulting (Shanghai) Co., Ltd.	Shanghai, People’s Republic of China		95.45%

MFS International (U.K.) Limited	England and Wales		95.45%

MFS International Switzerland GmbH	Switzerland		95.45%

MFS International Australia Pty Ltd	Victoria, Australia		95.45%

MFS International Singapore Pte. Ltd.	Singapore		95.45%

MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		95.45%

MFS Investment Management K.K.	Japan		95.45%

MFS Service Center, Inc.	Delaware, USA		95.45%

Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%

DailyFeats, Inc.	Delaware, USA		100%

Disability Reinsurance Management Services, Inc.	Delaware, USA		100%

Independence Life and Annuity Company	Delaware, USA	381	100%

Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%

Pinnacle Care International, Inc.	Maryland, USA		100%

Pinnacle Care International, LLC	Delaware, USA		100%

Professional Insurance Company	Texas, USA	66	100%

Sun Canada Financial Co.	Delaware, USA		100%

Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%

Sun Life Financial (U.S.) Delaware Finance 2020, LLC	Delaware, USA		100%

Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%

Sun Life Financial (U.S.) Reinsurance Company	Michigan, USA		100%

Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA	100	100%

The Premier Dental Group, Inc.	Minnesota, USA		100%

Landmark Dental Alliance, Inc.	Minnesota, USA		100%

Sun Life Financial Distributors, Inc.	Delaware, USA		100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2021	199

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.

Sun Life Capital Management (Canada) Inc.	Canada	25	100%

BGO Mortgage Services Canada Inc.	Canada		100%

Sun Life LRCN Trust	Manitoba, Canada		100%

12172364 Canada Inc.	Canada		100%

13437485 Canada Inc.	Canada		100%

13437531 Canada Inc.	Canada		100%

6324983 Canada Inc.	Canada		100%

200	Sun Life Financial Inc. Annual Report 2021	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Major Offices

The following is contact information for Sun Life’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Office

1 York Street

Toronto, Ontario

M5J 0B6 Canada

Website: sunlife.com

Sun Life Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

N2J 1R2 Canada

Tel: 519-888-2290

Clients: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

H3B 2V9 Canada

Tel: 514-866-6411

Website: sunlife.ca

Sun Life U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

02481 USA

Clients: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Washington House, 3rd Floor

16 Church Street

Hamilton HM 11

Bermuda

Tel: 441-294-6050 / 1-800-368-9428 Website: sunlife.com/international

Sun Life UK

Matrix House

Basing View, Basingstoke

Hampshire

RG21 4DZ United Kingdom

Clients: 0345-072-0223

Website: sloc.co.uk

Sun Life Asia

Sun Life Asia Regional Office

Level 14

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

China

Sun Life Everbright Life Insurance

Company Limited

Room 1903, Block B, Shouke Building,

Building 2, No.14 Courtyard

West Third Ring South Road

Fengtai District

Beijing, 100073 China

Tel: (8610) 5912-8042

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, Tower AB

Office Park, No.10 Jintong West Road

Chaoyang, Beijing, China

Tel: (8610) 8590-6500

Hong Kong, SAR

Sun Life Hong Kong Limited

(Incorporated in Bermuda with limited liability)

16/F, Cheung Kei Center Tower A,

No. 18 Hung Luen Road,

Hunghom,

Kowloon, Hong Kong

Tel: (852) 2103-8888

Clients: (852) 2103-8928

Website: sunlife.com.hk

India

Aditya Birla Sun Life Insurance

Company Limited

One World Centre, Tower 1

16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg

Elphinstone Road

Mumbai, 400 013 India

Tel: 1-800-270-7000 in India

91-22-6723-9100 outside India

Website:

lifeinsurance.adityabirlacapital.com

Aditya Birla Sun Life Asset Management

Company Limited

One World Centre, Tower 1

17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg

Elphinstone Road

Mumbai, 400 013 India

Tel: 91-22-4356-8000

Website:

mutualfund.adityabirlacapital.com

Sun Life Assurance Company of Canada

India Representative Office

Mumbai

Tel: 91-22-4356-9124

Indonesia

PT Sun Life Indonesia

Menara Sun Life Lantai 12

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Clients: (6221) 1500-786

Website: sunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman

50100 Kuala Lumpur

Malaysia

Tel: (603) 2612-3600

Website: sunlifemalaysia.com

Philippines

Sun Life Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig City, 1634

Metro Manila, Philippines

Tel: (632) 8849-8888

Website: sunlife.com.ph

Sun Life Grepa

6/F Grepalife Building

221 Sen. Gil J. Puyat Avenue

Makati City 1203

Philippines

Tel: (632) 8866-6800, 8849-9633

Website: sunlifegrepa.com

Singapore

Sun Life Assurance Company of Canada Singapore Branch

One Raffles Quay

#10-03 North Tower

048583 Singapore

Tel: +65-6223-1102

Website: sunlife.com.sg

Vietnam

Sun Life Vietnam Insurance Company Limited

Vietcombank Tower, 29th Floor

5 Me Linh Square, District 1

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: sunlife.com.vn

Major Offices	Sun Life Financial Inc. Annual Report 2021	201

MFS Investment Management

111 Huntington Avenue

Boston, Massachusetts

02199 USA

Tel: 617-954-5000

Toll-free in Canada and U.S.:

1-800-343-2829

Website: mfs.com

SLGI Asset Management Inc.

1 York Street

Toronto, Ontario

M5J 0B6 Canada

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

SLC Management

Canadian Headquarters

1 York Street, Suite 1100

Toronto, Ontario

M5J 0B6 Canada

Website: slcmanagement.com

U.S. Headquarters

One Sun Life Executive Park

Wellesley Hills, Massachusetts

02481 USA

Website: slcmanagement.com

BentallGreenOak

Canadian Headquarters

1 York Street, Suite 1100

Toronto, Ontario

M5J 0B6 Canada

Tel: 416-681-3400

Website: bentallgreenoak.com

U.S. Headquarters

399 Park Avenue, 18th floor

New York, New York

10022 USA

Tel: 212-359-7800

Website: bentallgreenoak.com

InfraRed Capital Partners

Level 7

One Bartholomew Close, Barts Square

London EC1A 7BL

United Kingdom

Tel: 44 (0)20 7484 1800

Email: london@ircp.com

Website: ircp.com

Crescent Capital Group

11100 Santa Monica Boulevard

Suite 2000

Los Angeles, California

90025 USA

Tel: 310-235-5900

Website: crescentcap.com

202	Sun Life Financial Inc. Annual Report 2021	Major Offices

Notes

Endnotes from pages 1 and 2.

All figures in Canadian dollars unless otherwise stated.

1All figures as of December 31, 2021. 2Underlying net income, underlying return on equity (ROE), underlying earnings per share, financial leverage ratio, dividend payout ratio, value of new business, sales, and assets under management described on pages 1-8 of this Annual Report represent non-IFRS financial measures. For additional information see section L – Non-IFRS Financial Measures in our 2021 Annual Management’s Discussion and Analysis (“MD&A”). 3Wealth & Asset Management includes Canada individual wealth, Group Retirement Services and Sun Life Global Investments (SLGI), Asia wealth, and Asset Management; Group & shorter duration insurance includes Canada Sun Life Health and U.S. Group Benefits, UK, and Asia insurance (excluding International). Refer to the reconciliation of underlying to reported net income below. 4Percentage results are 5-year compound annual growth rates (CAGR) from 2016 to 2021. 5Value of new business represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. Value of new business was restated back to 2018, reflecting a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize Value of new business for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales 6Life Insurance Capital Adequacy Test (“LICAT”) ratio of SLF Inc. and of Sun Life Assurance Company of Canada (“SLA”). Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test. 7Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described on the slide. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in section O - Forward-looking Statements - Medium-Term Financial Objectives in our 2021 Annual MD&A. 8Underlying dividend payout ratio represents the ratio of common shareholders’ dividends to diluted underlying EPS. See section I - Capital and Liquidity Management - 3 - Shareholder Dividends in our 2021 Annual MD&A for further information regarding dividends. 9Underlying EPS growth is calculated using a compound annual growth rate. Underlying ROE and underlying dividend payout ratio are calculated using an average. 2021 reported net income by business pillar (excludes Corporate reported net income of $(90)M): Asset Management 22%, Canada 39%, Asia 27%, U.S. 12%.

    From Endnote 3 above:

Business Mix Net Income ($ millions)
	Traditional Insurance	Wealth & Asset Management	Group & Shorter Duration Insurance	Subtotal	Other*	Total
2021 Reported net income (loss)	1,143	1,879	1,213	4,235	(301)	3,934
Items excluded from underlying net income	416	(67)	95	444	(43)	401
Underlying net income (loss)	727	1,946	1,118	3,791	(258)	3,533
Percentage of underlying net income (excluding other)	19%	51%	30%	100%

*Includes Corporate Support and Business Group support functions

Sun Life Financial Inc. | 2021 ANNUAL REPORT	203

Notes

204	Sun Life Financial Inc. | 2021 ANNUAL REPORT

Corporate and shareholder information Corporate office Sun Life Financial Inc. 1 York Street Toronto, Ontario Canada M5J 0B6 Tel: 416-979-9966 Website: www.sunlife.com Investor Relations For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 Email: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com. Transfer agent For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent. Canada TSX Trust Company P.O. Box 700 Station B Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 Email: sunlifeinquiries@tmx.com Website: www.tsxtrust.com/sun-life Shareholders can view their account details using TSX Trust Company (Canada)’s Internet service, Investor Central. Register at https://tsxtrust.com/sun-life United States American Stock Transfer & Trust Company, LLC 6201 15th Ave. Brooklyn, NY 11219 USA Tel: 1-877-224-1760 Email: sunlifeinquiries@tmx.com United Kingdom Link Group 10th Floor Central Square 29 Wellington Street Leeds LS1 4DL Tel: +44 (0) 345-602-1587 Email: shareholderenquiries@linkgroup.co.uk Philippines Rizal Commercial Banking Corporation (RCBC) RCBC Stock Transfer Processing Section Ground Floor, West Wing, GPL (Grepalife) Building, 221 Senator Gil Puyat Avenue Makati City, 1200, Philippines From Metro Manila: 632-5318-8567 From the Provinces: 1-800-1-888-2422 Email: rcbcstocktransfer@rcbc.com Hong Kong, SAR Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 Email: hkinfo@computershare.com.hk Shareholder services For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English Email: shareholderservices@sunlife.com French Email: servicesauxactionnaires@sunlife.com 2022 dividend dates Common Shares Record dates March 2, 2022 June 1, 2022* August 24, 2022* November 23, 2022* Payment dates March 31, 2022 June 30, 2022* September 29, 2022* December 30, 2022* *Subject to approval by the Board of Directors Direct deposit of dividends Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account. The Request for Electronic Payment of Dividends Form is available for downloading from the TSX Trust Company website, www.tsxtrust.com/sun-life, or you can contact TSX Trust Company to have a form sent to you. Canadian dividend reinvestment and share purchase plan Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, TSX Trust Company at sunlifeinquiries@tmx.com Stock exchange listings Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX). Ticker Symbols: Series 3 – SLF.PR.C Series 4 – SLF.PR.D Series 5 – SLF.PR.E Series 8R – SLF.PR.G Series 9QR – SLF.PR.J Series 10R – SLF.PR.H Series 11QR – SLF.PR.K 2022 Annual Meeting The Annual Meeting will be held on: Date: Wednesday, May 11, 2022 Time: 5:00 p.m. (Toronto Time) Place: Via live webcast online at https://web.lumiagm.com/422392842 Password: ”sunlife2022” (case sensitive) In Person (subject to ongoing developments related to the COVID-19 pandemic and being permitted by public health guidelines) 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada For information about the Sun Life Group of Companies, corporate news and financial results, please visit sunlife.com. Sun Life Financial Inc. | 2021 ANNUAL REPORT 205

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